2024 ANNUAL REPORT



NATIONAL HEALTHCARE
PROPERTIES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission file number: 001-39153



National Healthcare Properties, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**38-3888962**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

540 Madison Ave., New York, NY 10022

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(332) 258-8770**

Healthcare Trust, Inc.

222 Bellevue Ave., Newport, RI 02840

Former name, former address, and former fiscal year, if changed since last report

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
7.375% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	NHPAP	The Nasdaq Global Market
7.125% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	NHPAB	The Nasdaq Global Market

Securities registered pursuant to Section 12 (g) of the Act:

Common stock, $0.01 par value per share

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒   No

There is no established public market for the registrant's shares of common stock.

As of February 21, 2025, the registrant had 28,296,439 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

NATIONAL HEALTHCARE PROPERTIES, INC.
FORM 10-K
Year Ended December 31, 2024

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Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements regarding the intent, belief or current expectations of National Healthcare Properties, Inc. ("we," "our," "us" or the "Company") and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those contemplated by such forward-looking statements. We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required to do so by law. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include the risks associated with the internalization of our property management and advisory functions; the geopolitical instability due to the ongoing military conflicts between Russia and Ukraine, including the related impact on us, our tenants, operators and the global economy and financial markets; and that our ongoing or potential future transactions are subject to market conditions and capital availability and may not be identified or completed on favorable terms or at all. Some of the additional risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements are set forth in "Risk Factors" (Part I, Item 1A of this Annual Report on Form 10-K), "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A of this Annual Report on Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Annual Report on Form 10-K).

PART I

Item 1. Business

We are a real estate investment trust ("REIT") for U.S. federal income tax purposes. We acquire, own and manage a diversified portfolio of healthcare-related real estate focused on outpatient medical facilities ("OMF") and senior housing operating properties ("SHOP"). As described in further details herein, we operate in two reportable business segments for management and internal financial reporting purposes: OMFs and SHOPs.

Prior to September 27, 2024, our former advisor, Healthcare Trust Advisors, LLC (the "Advisor"), managed our day-to-day business with the assistance of our property manager, Healthcare Trust Properties, LLC (the "Property Manager"). Prior to September 27, 2024, the Advisor and Property Manager were under common control with AR Global Investments, LLC (the "Advisor Parent") and these related parties received compensation and fees for providing services to us. On September 27, 2024, we internalized our advisory and property management functions with our own dedicated workforce ("Internalization") (see *Note 1 — Organization* and *Note 9 — Related Party Transactions and Arrangements* to our consolidated financial statements in this Annual Report on Form 10-K (the "Consolidated Financial Statements") for additional information).

On September 30, 2024, we also effected a reverse stock split of our common stock (the "Reverse Stock Split"). Upon the effectiveness of the Reverse Stock Split, every four shares of our issued and outstanding common stock automatically combined and was reclassified into one issued and outstanding share of common stock. All share and per share data in this Annual Report on Form 10-K have been adjusted for all periods presented to reflect the Reverse Stock Split.

As of December 31, 2024, we owned 193 properties located in 31 states, comprising 8.4 million rentable square feet. The following table summarizes our portfolio of properties as of December 31, 2024:

Asset Type	Number of Properties	Rentable Square Feet	Gross Asset Value [1]
			(In thousands)
Outpatient Medical Facilities	148	4,716,949	$ 1,381,166
Seniors Housing Operating Properties [2]	44 [3]	3,683,949	1,082,353
Total Portfolio	**192**	**8,400,898**	**$ 2,463,519**

———————

(1) Gross asset value represents total real estate investments, at cost ($2.5 billion total at December 31, 2024), net of gross market lease intangible liabilities ($22.8 million total at December 31, 2024). Impairment charges are reflected within gross asset value.

(2) As of December 31, 2024, we had 3,939 rentable units in our SHOP segment. The SHOP segment excludes one closed facility.

(3) Excludes one land parcel with a gross asset value of $0.6 million.

In constructing our portfolio, we are committed to diversifying our assets by geographic region. The following table details the geographic distribution, by region, of our portfolio as of December 31, 2024:

Geographic Region	Number of Properties	Annualized Rental Income [1]	Rentable Square Feet	Rentable Units in SHOP Segment
		(In thousands)		
Northeast	26	$ 43,160	1,648,564	289
South	57	115,890	2,656,728	1,436
Midwest	77	121,687	2,690,458	1,806
West	33	42,836	1,405,148	408
Total Portfolio	**193**	**$ 323,573**	**8,400,898**	**3,939**

———————

(1) Annualized rental income on a straight-line basis for the leases in place in the property portfolio as of December 31, 2024, which includes tenant concessions such as free rent, as applicable, as well as annualized gross revenue from our SHOPs for the fourth quarter of 2024.

Investment Strategy

Our investment strategy is guided by three core principles: (i) maintaining a balanced, well-diversified portfolio of high-quality assets; (ii) pursuing accretive and opportunistic investment opportunities; and (iii) maintaining a strong and flexible capital structure.

We have invested, and expect to continue investing, primarily in OMFs and seniors housing properties, primarily structured as SHOPs. In addition, we may invest in facilities leased to hospitals, including rehabilitation hospitals, long-term acute care centers, surgery centers, inpatient rehabilitation facilities, special medical and diagnostic service providers, laboratories, research firms, pharmaceutical and medical supply manufacturers and health insurance firms. Our SHOP investments are held through a structure permitted using the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA"). We generally acquire a fee interest in any property we acquire (a "fee interest" is the absolute, legal possession and ownership of land, property, or rights), although we may also acquire a leasehold interest (a "leasehold interest" is a right to enjoy the exclusive possession and use of an asset or property for a stated definite period as created by a written lease). We have and may continue to acquire properties through a joint venture or the acquisition of substantially all of the interests of an entity which in turn owns the real property. We also may make preferred equity investments in an entity. In addition, we may sell assets from time to time to recycle capital and manage our leverage.

Healthcare is the single largest industry in the United States based on contribution to Gross Domestic Product ("GDP"). According to the National Health Expenditures Projections, 2023 - 2032 report prepared by the Centers for Medicare and Medicaid Services ("CMS"): (i) national health expenditures are projected to grow on average 5.6% per year for 2023 through 2032 which is expected to exceed average projected GDP growth during those periods of 4.3%, and (ii) the healthcare industry projected share of GDP is projected to increase from 17.3% of U.S. GDP in 2022 to 19.7% by 2032. The increase in expenditures is projected to lead to significant growth in healthcare employment. According to the U.S. Department of Labor's Bureau of Labor Statistics (the "Bureau of Labor Statistics"), the healthcare industry was one of the largest industries in the United States, providing approximately 23 million seasonally adjusted jobs as of December 31, 2024, and the healthcare industry is expected to have the largest growth and be the fastest growing industry sector. According to the Bureau of Labor Statistics, employment of healthcare occupations (healthcare and social assistance sector) is projected to grow 10.0% from 2023 to 2033, adding approximately 2.3 million new jobs, representing job growth higher than any other sector and over a third of all the projected job gains from 2023 to 2033. This growth is expected due to an aging population, the growing prevalence of chronic conditions and high levels of mental health and behavioral disorders. We believe that the continued growth in employment in the healthcare industry will lead to growth in demand for OMFs and other facilities that serve the healthcare industry. The senior housing industry has been experiencing ongoing staffing shortages in recent years; however, the Bureau of Labor Statistics reported employment increases for nursing and residential care facilities in 2023.

In addition to the growth in national health expenditures and corresponding increases in employment in the healthcare sector, the nature of healthcare delivery continues to evolve due to the impact of government programs, regulatory changes and consumer preferences. We believe these changes have increased the need for capital among healthcare providers and increased incentives for these providers to develop more efficient real estate solutions in order to enhance the delivery of quality healthcare.

We believe that the aging population, improved chronic disease management, technological advances and healthcare reform will positively affect the demand for OMFs, seniors housing properties and other healthcare-related facilities and generate attractive investment opportunities. The first wave of Baby Boomers, the largest segment of the U.S. population, began turning 65 in 2011. According to the U.S. Census Bureau, the U.S. population over 65 will grow to 88.8 million in 2060, up from 57.8 million as of July 2022. This group is projected to grow more rapidly than the overall population. Thus, its share of the population will increase to 24.4% in 2060, up from 17.3% as of July 2022. Patients with diseases that were once life threatening are now being treated with specialized medical care and an arsenal of new pharmaceuticals. Advances in research, diagnostics, surgical procedures, pharmaceuticals and a focus on healthier lifestyles have led to people living longer. Finally, we believe that healthcare reform in the U.S. will continue to drive an increase in demand for medical services, and in particular, in the post-acute and long-term services which our tenants and operators provide. We may invest in healthcare assets through development and joint venture partnerships.

Outpatient Medical Facilities

As of December 31, 2024, we owned 148 OMFs and other health care related buildings under lease totaling 4.7 million square feet. These properties are leased to tenants that provide healthcare services that typically consist of:

- physicians' offices and examination rooms,

- pharmacies,

- hospital ancillary service space and outpatient services such as diagnostic imaging centers, rehabilitation clinics and ambulatory surgery centers,

- hospitals,

- post-acute care facilities,

- skilled nursing facilities, and

- other facilities.

Certain of our properties are located on or near hospital campuses and require significant plumbing, electrical and mechanical systems to accommodate diagnostic imaging equipment such as x-rays or other imaging equipment, and may also have significant plumbing to accommodate physician exam rooms. In addition, OMFs are often built to accommodate higher structural loads for certain equipment and may contain specialized construction such as cancer radiation therapy vaults for cancer treatment.

Hospitals can include general acute care hospitals, inpatient rehabilitation hospitals, long-term acute care hospitals and surgical and specialty hospitals. These facilities provide inpatient diagnosis and treatment, both medical and surgical, and provide a broad array of inpatient and outpatient services including surgery, rehabilitation therapy as well as diagnostic and treatment services. Post-acute facilities offer restorative, rehabilitative and custodial care for people not requiring the more extensive and complex treatment available at acute care hospitals. We include these types of assets in our OMF and other health care related segment when the property is leased to a tenant that operates the property. There are also a variety of types of OMFs, including on campus and off campus. On campus OMFs are physically located on a hospital's campus, often on land leased from the hospital. A hospital typically creates strong tenant demand which leads to high tenant retention. Off campus OMFs are located independent of a hospital's location.

Seniors Housing Operating Properties

As of December 31, 2024, we owned 44 seniors housing properties under the RIDEA structure in our SHOP segment. Our seniors housing properties as of December 31, 2024 primarily consist of assisted living facilities (2,058 units), memory care facilities (968 units) and independent living facilities (882 units). These facilities cater to different segments of the elderly population based upon their personal needs and need for assistance with the activities of daily living. Services provided by our operators or tenants in these facilities are primarily paid for by the residents directly and are less reliant on government reimbursement programs such as Medicaid and Medicare.

Assisted living facilities are licensed care facilities that provide personal care services, support and housing for those who need help with activities of daily living, such as bathing, eating and dressing, yet require limited medical care. The programs and services may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. Assisted living facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments.

Certain assisted living facilities may offer a separate facility that provides a higher level of care for residents requiring memory care as a result of Alzheimer's disease or other forms of dementia. Levels of personal assistance are based in part on local regulations.

Independent living facilities are designed to meet the needs of seniors who choose to live in an environment surrounded by their peers with services such as housekeeping, meals and activities. These residents generally do not need assistance with activities of daily living, however, in some of our facilities, residents have the option to contract for these services. However, independent living facilities on their own are not treated as qualified health care properties eligible to be leased to a taxable REIT subsidiary (a "TRS").

Ancillary revenues and revenues from sub-acute care services are derived from providing services beyond room and board and include occupational, physical, speech, respiratory and intravenous therapy, wound care, oncology treatment, brain injury care and orthopedic therapy, as well as sales of pharmaceutical products and other services. Certain facilities provide some of the foregoing services on an outpatient basis.

Organizational Structure

Substantially all of our business is conducted through National Healthcare Properties Operating Partnership, L.P. (the "OP"), a Delaware limited partnership, and its wholly owned subsidiaries, including TRSs. We own our SHOPs through the RIDEA structure, pursuant to which, a REIT may lease "qualified healthcare properties" on an arm's length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor." We view this as a structure primarily to be used on properties that present attractive valuation entry points with long term growth prospects or drive growth by: (i) transitioning the asset to a new third-party operator that can bring scale, operating efficiencies, or ancillary services; or (ii) investing capital to reposition the asset.

Financing Strategies and Policies

We utilize a combination of debt and equity to fund our investment activity. Our debt and equity levels are determined by management in consultation with our Board of Directors (the "Board"). For expedited financing needs, we may borrow under our loan agreement, dated as of December 22, 2023 (the "OMF Warehouse Facility"), by and among Capital One, National Association ("Capital One") and certain of the wholly-owned subsidiaries of the OP, which provides up to $50.0 million of variable-rate financing, by including additional unencumbered properties subject to the terms and conditions of the OMF Warehouse Facility and, subject to our compliance with the collateral pool and restrictive covenant requirements contained therein, also utilize our Fannie Mae Master Credit Facilities, which include a secured credit facility with KeyBank National Association ("KeyBank") (the "KeyBank Facility"), pursuant to that certain Master Credit Facility Agreement, dated as of October 31, 2016, as amended, by and among KeyBank and certain of the OP's wholly-owned subsidiaries, and a secured credit facility with Capital One Multifamily Finance, LLC, an affiliate of Capital One (the "Capital One Facility" and, together with the KeyBank Facility, the "Fannie Mae Master Credit Facilities"), pursuant to that certain Master Credit Facility Agreement, dated as of October 31, 2016, as amended, by and among Capital One Multifamily Finance, LLC, and certain of the OP's wholly-owned subsidiaries.

We may seek and even replace current borrowings with longer-term capital such as senior secured or unsecured notes or other forms of long-term financing. We may invest in properties subject to existing mortgage indebtedness, which we assume as part of the acquisition. In addition, we may obtain financing secured by previously unencumbered properties in which we have invested or may refinance properties acquired on a leveraged basis.

Tax Status

We elected to be taxed as a REIT under Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ended December 31, 2013. We intend to continue to operate in such a manner, but we can provide no assurances that we will be able to operate in a manner so as to remain qualified for taxation as a REIT. To continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP")), determined without regard to the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we continue to qualify as a REIT, we generally will not be subject to U.S. federal corporate income tax on the portion of our REIT taxable income that we distribute to our stockholders. Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and properties as well as U.S. federal income and excise taxes on our undistributed income.

Certain limitations are imposed on REITs with respect to the ownership and operation of seniors housing properties. Generally, to qualify as a REIT, we cannot directly or indirectly operate seniors housing properties. Instead, such facilities may be either leased to a third-party operator or leased to a TRS and operated by a third party on behalf of the TRS. Accordingly, we have formed a TRS that is wholly owned by the OP to lease our SHOPs and the TRS has entered into management contracts with unaffiliated third-party operators to operate the facilities on its behalf. As of December 31, 2024, we owned 44 SHOPs which we lease to our TRS.

Competition

The market for OMF and SHOP real estate is highly competitive. We compete in all of our markets based on a number of factors that include location, rental rates, security, suitability of the property's design to prospective tenants' needs and the manner in which the property is operated and marketed. In addition, we compete with other entities engaged in real estate investment activities to locate suitable properties to acquire, tenants to occupy our properties and purchasers to buy our properties. These competitors include other REITs, private investment funds, specialty finance companies, institutional investors, pension funds and their advisors and other entities. There are also other REITs with asset acquisition objectives similar to ours, and others may be organized in the future. Some of these competitors, including larger REITs, have substantially greater marketing and financial resources than we have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities seek financing through similar channels.

Overview

The healthcare industry is one of the most regulated industries in the United States and is currently experiencing rapid regulatory change and uncertainty. The regulatory uncertainty and the potential impact on our tenants and operators could have an adverse material effect on their ability to satisfy their contractual obligations.

Our tenants and operators must comply with a wide range of complex federal, state and local laws and regulations, and the healthcare industry, in general, is subject to increased enforcement and penalties in all areas. Fraud and abuse continues to be an enforcement priority at both the federal and state levels including, but not limited to, the Federal Anti-Kickback Statute, the Federal Physician Self-Referral Statute (commonly known as the "Stark Law"), the False Claims Act ("FCA"), the Civil Monetary Penalties Law ("CMPL") and a range of other federal and state regulations relating to waste, cost control and healthcare management. The business and operations of our tenants and operators and therefore our business could be materially impacted by, among other things, a significant expansion of applicable federal, state or local laws and regulations, legislative changes or new judicial challenges to the Patient Protection and Affordable Care Act (the "ACA"), future attempts to reform healthcare, new interpretations of existing laws and regulations, and changes or increased emphasis on certain enforcement priorities. Our SHOP segment derives minimal revenues from Medicare and Medicaid so the impact of federal enforcement relating to waste, cost control and healthcare management is limited; however, facilities may be subject to increased enforcement and scrutiny under state laws. In our SHOP segment, only one property receives payments from Medicare and Medicaid, and a small percentage of our assisted living revenue is derived from Medicaid. For our OMF segment, our tenants and operators could be affected, which could impact our tenants' ability to pay rent.

Our tenants and operators are subject to extensive federal, state, and local laws, regulations and industry standards which govern business operations, physical plant and structure, patient and employee health and safety, access to facilities, patient rights - including privacy, price transparency, fewer restrictions on access to care - and security of health information. Our tenants' and operators' failure to comply with any of these laws could result in loss of licensure, denial of reimbursement, imposition of fines or other penalties, suspension or exclusion from the government sponsored Medicare and Medicaid programs, loss of accreditation or certification, reputational damage and closure of a facility. In addition, both government and private third-party payors will likely continue their efforts to reduce reimbursement. The Medicare and Medicaid programs have adopted a variety of initiatives which have been incorporated and expanded by private insurance carriers, including health maintenance organizations and other health plans, to extract greater discounts and impose more stringent cost controls upon healthcare provider operations. Examples include, but are not limited to, changes in reimbursement rates and methodologies such as bundled payments, capitation payments, and discounted fee structures. Our tenants and operators may also face significant limits on the scope of services reimbursed and on reimbursement rates and fees. All of these changes could impact our tenants' ability to pay rent or other obligations to us.

Licensure, Certification and Certificate of Need

Our tenants operate hospitals, assisted living facilities and other healthcare entities and providers that receive reimbursement for services from third-party payors, including the government sponsored Medicare and Medicaid programs and private insurance carriers. To participate in the Medicare and Medicaid programs, tenants and operators of healthcare facilities and other healthcare providers must comply with the regulations previously referenced, as well as with licensing, certification and, in some states, certificate of need ("CON") requirements.

In granting and renewing these licenses and certifications, the state regulatory agencies consider numerous factors relating to a facility's operations, including, but not limited to, the plant and physical structure, admission and discharge standards, staffing, training, patient and consumer rights, medication guidelines, the operational history of tenants and/or operators and their affiliated entities and other rules. In the SHOP segment, if a tenant and/or operator fails to maintain or renew any required license, certification or other regulatory approval or to correct serious deficiencies identified in compliance surveys, the tenant and/or operator could be prohibited from continuing operations at a facility.

A loss of licensure or certification, as well as a change in participation status, could also adversely affect a tenant or operator's ability to receive payments from the Medicare and Medicaid programs, which, in turn, could adversely affect the tenant or operator's ability to satisfy its contractual obligations, including making rental payments under, and otherwise complying with the terms of, its leases with us. In addition, if we have to replace an operator, we may experience difficulties in finding a replacement because our ability to replace the operator may be affected by federal and state laws governing changes in control and ownership.

Licensing and certification requirements also subject our tenants, and potentially operators, to compliance surveys and audits which are critical to the ongoing operations of the facilities. Our healthcare facilities must meet licensing and Medicare or Medicaid certification requirement, to the extent applicable relating to the type of facility and its equipment, personnel and standard of medical care, as well as comply with other federal, state and local laws and regulations. Healthcare facilities undergo periodic on-site licensure surveys, which generally are limited if the facility is accredited by The Joint Commission or other recognized accreditation organizations. A loss of licensure, certification or accreditation could adversely affect a facility's ability to receive payments from the Medicare and Medicaid programs, which, in turn, could adversely affect its ability to satisfy its contractual obligations, including making rental payments under, and otherwise complying with, the terms of the tenant's leases or the operator's contractual obligation with us.

In some states, healthcare facilities are subject to various state CON laws requiring governmental approval prior to the development or expansion of healthcare facilities and services. The approval process in these states generally requires a facility to demonstrate the need for additional or expanded healthcare facilities or services. CONs, where applicable, can also be conditions to regulatory approval of changes in ownership or control of licensed facilities, addition of beds, investment in major capital equipment, introduction of new services, termination of services previously approved through the CON process and other control or operational changes.

CON laws and regulations may restrict a tenant and operator's ability to expand properties and grow the tenant and operator's business in certain circumstances, which could have an adverse effect on the tenant's or operator's revenues and, in turn, negatively impact their ability to make rental payments under, and otherwise comply with the terms of their leases with us.

Fraud and Abuse Enforcement

Various federal and state laws and regulations are aimed at actions that may constitute fraud and abuse by healthcare entities and providers who participate in, submit or cause to be submitted claims for payment to, or make or receive referrals in connection with government-funded healthcare programs, including Medicare and Medicaid. The federal laws include, for example, the following:

- The Federal Anti-Kickback Statute (42 USC Section 1320a-7b(b) of the Social Security Act) which prohibits the knowing and willful solicitation, offer, payment or acceptance of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind in return for: (i) referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal health care program; or (ii) purchasing, leasing, ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in party under a federal health care program;

- The Stark Law (42 USC Section 1395nn), which prohibits referrals by physicians of Medicare or Medicaid patients to providers of a broad range of designated healthcare services in which the physicians (or their immediate family members) have ownership interests or certain other financial arrangements, unless an exception applies, and prohibits the designated health services entity from submitting claims to Medicare or Medicaid for those services resulting from a prohibited referral;

- The FCA (31 USC Sections 3729-3733) creates liability for any person who submits a false claim to the government or causes another to submit a false claim to the government or knowingly makes a false record or statement to get a false claim paid by the government. In what is known as reverse false claims, the FCA imposes liability where a person acts improperly to avoid having to pay money to the government. The FCA also creates liability for people who conspire to violate the FCA; and

- The CMPL (42 USC 1320a-7a for healthcare) authorizes the U.S. Department of Health and Human Services (the "HHS") to impose civil penalties administratively for fraudulent acts. The scope of the Office of the Inspector General's authority to enforce the CMPL was increased in 2016.

Courts have interpreted the fraud and abuse laws broadly. Sanctions for violating these federal laws include substantial criminal and civil penalties such as punitive sanctions, damage assessments, monetary penalties, imprisonment, denial of Medicare and Medicaid payments, and exclusion from Medicare and Medicaid programs. These laws also impose an affirmative duty on tenants to ensure that they do not employ or contract with persons excluded from Medicare, Medicaid and other government programs. Many states have adopted laws similar to, or more expansive than, the federal fraud and abuse laws. States have also adopted and are enforcing laws that increase the regulatory burden and potential liability of healthcare entities including, but not limited to, patient protections, such as minimum staffing levels, criminal background checks, sanctions for employing excluded providers, restrictions on the use and disclosure of health information, and these state laws have their own penalties which may be in addition to federal penalties.

In the ordinary course of their business, the tenants, and potentially operators at our properties are regularly subject to inquiries, audits and investigations conducted by federal and state agencies that oversee applicable laws and regulations. Increased funding for investigation and enforcement efforts, accompanied by an increased pressure to eliminate government waste, has led to a significant increase in the number of investigations and enforcement actions over the past several years, a trend which is not anticipated to decrease considerably. Significant enforcement activity has been the result of actions brought by regulators, who file complaints in the name of the U.S. (and, if applicable, particular states) under the FCA or equivalent state statutes. Also, the qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded. Individuals have tremendous potential financial gain in bringing whistleblower claims as the statute provides that the individual will receive a portion of the money recouped. Additionally, violations of the FCA can result in treble damages.

Violations of federal or state law or FCA actions against a tenant or operator of our properties could have a material adverse effect on the tenant's and operator's liquidity, financial condition or results of operations. Such a negative impact on a tenant's or operator's financial health could adversely affect its ability to satisfy its contractual obligations, including making rental payments under, and otherwise complying with the terms of, its leases and other agreements with us. Federal and state fraud and abuse laws may also restrict the terms of agreements with tenants and operators.

Privacy and Security of Health Information

Various federal and state laws protect the privacy and security of health information. For example, the Health Insurance Portability and Accountability Act of 1996, its implementing regulations and related federal laws and regulations (commonly referred to as "HIPAA") to protect the privacy and security of individually identifiable health information by limiting its use and disclosure. Many states have implemented similar laws to limit the use and disclosure of patient specific health information. The federal government has increased its HIPAA enforcement efforts over the past few years, which has increased the number of audits and enforcement actions, some of which have resulted in significant penalties to healthcare providers. Violations of federal and state privacy and security laws could have a material adverse effect on a tenant and operator's financial condition or operations, which could adversely affect its ability to satisfy its contractual obligations, including making rental payments under, and otherwise complying with the terms of, its leases and other agreements with us.

Reimbursement

We and our tenants derive a portion of our revenues from insurance payments with the remainder coming from Medicare and Medicaid reimbursement and private pay. The reimbursement methodologies for healthcare facilities are constantly changing and federal and state authorities may implement new or modified reimbursement methodologies that may negatively impact healthcare operations. For example, the ACA enacted certain reductions in Medicare reimbursement rates for various healthcare providers, as well as certain other changes to Medicare payment methodologies.

The ACA has faced ongoing legal challenges, including litigation seeking to invalidate some or all of the law or the manner in which it has been interpreted. While there are no current challenges to the ACA, that could change based on the make-up of Congress and the presidential administration. The uncertain status of the ACA and of the state Medicaid programs, among other things, affect our ability to plan for the future.

Federal and state budget pressures also continue to escalate and, in an effort to address actual or potential budget shortfalls, Congress and many state legislatures may continue to enact reductions to Medicare and Medicaid expenditures through cuts in rates paid to providers or restrictions in eligibility and benefits.

In addition to legislative and executive actions relating to the scope of the ACA, increased enforcement will likely continue to impact the financial framework for healthcare tenants and facilities. For example, CMS is focused on reducing what it considers to be payment errors by identifying, reporting, and implementing actions to reduce payment error vulnerabilities. In November 2020, CMS announced its successes in reducing the 2020 Medicare improper payment rate and specifically called out the successes of its actions to address improper payments in home health and skilled nursing facility claims. Including fiscal year 2024, the Medicare Fee-for-Service estimated improper payment rate has, for eight consecutive years, been below 10% threshold for compliance established by the improper payment statutory requirements. The risk of improper payments in our SHOP segment is limited as only one property receives Medicare and Medicaid payments and a small percentage of our revenues come from assisted living facilities participating in Medicaid.

In addition, CMS's continuing transition of Medicare from a traditional fee for service reimbursement model to a capitated value-based and bundled payment approach, which shifts the financial responsibility of certain patients to providers, will continue to create unprecedented challenges for providers.

Another notable Medicare health care reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA"), permanently repealed the Sustainable Growth Rate formula, and provided for an annual rate increase of 0.5% for physicians through 2019, but imposed a six-year freeze on fee updates from 2020 through 2025. Starting in 2026, participants in the Alternative Payment Models will receive a 0.75% update, with all other payment models receiving a 0.25% update. MACRA established a new payment framework, called the Quality Payment Program, which modified certain Medicare payments to "eligible clinicians," including physicians, dentists, and other practitioners. MACRA represents a fundamental change in physician reimbursement. The implications of MACRA continue to be uncertain and will depend on future regulatory activity and physician activity in the marketplace. MACRA reporting requirements and quality metrics may encourage physicians to move from smaller practices to larger physician groups or hospital employment, leading to further consolidation of the industry. These and other shifts in payment and risk sharing within an outcome-based model are leading to, among other trends, increasing use of management tools to oversee individual providers and coordinate their services. The focus on utilization puts downward pressure on the number and expense of services provided as payors are moving away from a fee for service model. The continued trend toward capitated, value-based, and bundled payment approaches has the potential to diminish the market for certain healthcare providers, particularly specialist physicians and providers of particular diagnostic technologies. This could adversely impact the medical properties that house these physicians and medical technology providers.

Certain of our facilities are also subject to periodic pre- and post-payment reviews and other audits by governmental authorities, which could result in recoupments, denials, or delay of payments. Additionally, the introduction and explosion of new stakeholders competing with traditional providers in the health market, as well as telemedicine, telehealth and mobile health, are disrupting the heath industry and could lead to new trends in payment. All of the factors discussed — recoupment of past payments or denial or delay of future payments — could adversely affect a tenant's or operator's ability to satisfy its contractual obligations, including making rental payments under, and otherwise complying with the terms of its leases and other agreements with us. Assisted and independent living services generally are not reimbursable under government reimbursement programs, such as Medicare and Medicaid. Most of the resident fee revenues generated by our SHOPs, therefore, are derived from private pay sources consisting of the income or assets of residents or their family members. The rates for these residents are set by the facilities based on local market conditions and operating costs.

We regularly assess the financial implications of reimbursement rule changes on our tenants and operators, but we cannot make any assurances that current rules or future updates will not materially adversely affect our tenants and operators, which, in turn, could have a material adverse effect on their ability to pay rent and other obligations to us. See Item 1A. "Risk Factors — Risks Related to the Healthcare Industry — Reductions or changes in reimbursement from third-party payors, including Medicare and Medicaid, or delays in receiving these reimbursements could adversely affect the profitability of our tenants and operators and hinder their ability to make rent payments to us" and "— A reduction in Medicare payment rates for skilled nursing facilities may have an adverse effect on the Medicare reimbursements received by one of our tenants."

Other Regulations

Our investments are subject to various federal, state and local laws, ordinances and regulations, including, among other things, the Americans with Disabilities Act of 1990, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We did not make any material capital expenditures in connection with these regulations during the year ended December 31, 2024 and we do not expect that we will be required to make any such material capital expenditures during 2025. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental Regulations

As an owner of real property, we are subject to various federal, state and local laws and regulations regarding environmental, health and safety matters. These laws and regulations address, among other things, asbestos, polychlorinated biphenyls, fuel, oil management, wastewater discharges, air emissions, radioactive materials, medical wastes and hazardous wastes, and in certain cases, the costs of complying with these laws and regulations and the penalties for non-compliance can be substantial. Even with respect to properties that we do not operate or manage, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property from which there is or has been an actual or threatened release of a regulated material and any other affected properties, regardless of whether we knew of or caused the release. Such costs typically are not limited by law or regulation and could exceed the property's value. In addition, we may be liable for certain other costs, such as governmental fines and injuries to persons, property or natural resources, as a result of any such actual or threatened release.

Under the terms of our lease and management agreements, we generally have a right to indemnification by the tenants, operators and managers of our properties for any contamination caused by them. However, we cannot make any assurances that our tenants, operators and managers will have the financial capability or willingness to satisfy their respective indemnification obligations to us, and any such inability or unwillingness to do so may require us to satisfy the underlying environmental claims.

We did not make any material capital expenditures in connection with environmental, health, and safety laws, ordinances and regulations during the year ended December 31, 2024 and do not expect that we will be required to make any such material capital expenditures during 2025.

Human Capital Resources

As of December 31, 2024, we had 26 employees located across the United States, none of whom are subject to a collective bargaining agreement. Prior to the Internalization, we retained the Advisor pursuant to a long-term advisory contract to manage our affairs on a day-to-day basis and the employees of the Advisor, Property Manager and their respective affiliates performed a full range of services for us, including acquisitions, property management, accounting, legal, asset management, investor relations and all general administrative services. Following the Internalization and the hiring of our own dedicated workforce, we no longer had to incur fees from contracts with the Advisor and the Property Manager; instead, we began to incur expenses related to the compensation and benefits of our officers, employees and consultants. See *Note 1 — Organization and Note 9 — Related Party Transactions and Arrangements* to our Consolidated Financial Statements for additional information.

We believe that a competitive compensation program is important to attract employees with the right skills, experience and industry knowledge that can significantly benefit our performance and support our business objectives. All of our employees are provided with a comprehensive benefits and wellness package, which include high-quality medical, dental and vision insurance, life insurance, 401(k) matching, flexible spending accounts, generous vacation, holiday and personal time off policy, option to work remotely, company workspaces/amenities and other benefits. We also provide continuous learning, improvement and professional development for our employees to keep their skills current and to adapt to new responsibilities and emerging market needs, including providing financial support for professional association memberships, continuing education credits and fees and travel expenses to attend relevant conferences. As of December 31, 2024, 26.9% of our employees identified as minorities and 38.5% were females.

Estimate of Net Asset Value

On March 27, 2024, we published a new estimate of per-share net asset value ("Estimated Per-Share NAV") equal to $13.00 as of December 31, 2023 (or $52.00 after reflecting the Reverse Stock Split). The Estimated Per-Share NAV published on March 27, 2024 has not been adjusted since publication and will not be adjusted until the Board determines a new Estimated Per-Share NAV. Dividends paid in the form of additional shares of common stock will, all things equal, cause the value of each share of common stock to decline because the number of shares outstanding will increase when dividends paid in stock are issued; however, because each stockholder will receive the same number of new shares, the total value of our common stockholder's investment, all things equal, will not change assuming no sales or other transfers. From October 2020 through January 2024, we issued an aggregate of approximately 5.2 million shares as stock dividends (as adjusted to reflect the Reverse Stock Split). No other additional shares of common stock have been issued since October 2020. We intend to publish Estimated Per-Share NAV periodically at the discretion of our Board, provided that such estimates will be made at least once annually unless we list our common stock on a national securities exchange. See our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on March 29, 2024 for more information on the methodologies and assumptions used to determine, and the limitations and risks of, our Estimated Per-Share NAV.

Available Information

We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those filings with the SEC. One may read and copy any materials we file with the SEC at the SEC's Internet address located at *https://www.sec.gov*. The website contains reports, proxy statements and information statements, and other information, which one may obtain free of charge. In addition, copies of our filings with the SEC may be obtained from our website *www.nhpreit.com*. Access to these filings is free of charge. We are not incorporating our website or any information from these websites into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Set *forth below are the risk factors that we believe are material to our investors and a summary thereof. The occurrence of any of the risks discussed in this Annual Report on Form 10-K could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends and they may also impact other distributions and the value of an investment in our common and preferred stock.*

Summary Risk Factors

- Our property portfolio has a high concentration of properties located in certain states. Our properties may be adversely affected by economic cycles and risks inherent to those states.

- We may be unable to enter into contracts for and complete property acquisitions or dispositions on advantageous terms and our property acquisitions may not perform as we expect.

- We may be unable to realize the anticipated synergies and other benefits of the Internalization or do so within the anticipated time frame.

- We have not paid our distributions on our common stock in cash since 2020, and there can be no assurance we will pay distributions on our common stock in cash in the future.

- Rising expenses could reduce cash flow.

- Inflation may have an adverse effect on our investments and results of operations.

- Damage from catastrophic weather and other natural events and climate change could result in losses to us.

- We may suffer uninsured losses relating to real property or have to pay expensive premiums for insurance coverage.

- Our success is dependent on the continued contributions of certain key personnel.

- We have experienced net losses in the past and may experience additional losses in the future.

- Our real estate investments are concentrated in healthcare-related facilities, and we may be negatively impacted by adverse trends in the healthcare industry.

- The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

- If a tenant or lease guarantor declares bankruptcy or becomes insolvent, we may be unable to collect balances due under relevant leases.

- We may be unable to secure funds for future tenant improvements or capital needs.

- We assume additional operating risks and are subject to additional regulation and liability because we depend on eligible independent contractors to manage some of our facilities.

- Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

- We may be unable to renew leases or re-lease space as leases expire.

- Events that adversely affect the ability of seniors and their families to afford daily resident fees at our SHOPs could cause our occupancy rates and resident fee revenues to decline.

- Tenants and operators of our healthcare-related assets may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

- Our properties have been and may continue to be subject to impairment charges.

- We are subject to risks associated with public health crises, such as pandemics and epidemics, which may have a material adverse effect on our business.

- Our business and operations could suffer if our operations experiences system failures or cyber incidents or a deficiency in cybersecurity.

- Our level of indebtedness may increase our business risks.

- Our financing arrangements have restrictive covenants, which may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay distributions.

- The Estimated Per-Share NAV of our common stock is based upon subjective judgments, assumptions and opinions about future events, and may not reflect the amount that our stockholders might receive for their shares.

- Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

- The share ownership restrictions for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in shares of our stock and restrict our business combination opportunities.

- Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and potentially state and local tax.

- Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities.

Risks Related to Our Properties and Operations

Our property portfolio has a high concentration of properties located in certain states. Our properties may be adversely affected by economic cycles and risks inherent to those states.

A total of 10% or more of our consolidated annualized rental income on a straight-line basis for the fiscal year ended December 31, 2024 was generated from each of Florida, Pennsylvania and Georgia. Any adverse situation that disproportionately affects operations or investments in these states may have a magnified adverse effect on our portfolio. Real estate markets are subject to economic downturns, as they have been in the past, and we cannot predict how economic conditions will impact this market in both the short and long-term. Declines in the economy or a decline in the real estate markets in these states could hurt our financial performance and the value of our properties. Historically, Florida has been at greater risk of acts of nature such as hurricanes and tropical storms, which may have worsened as a result of climate change, and has been subject to more pronounced real estate downturns than other regions. Accordingly, our business, financial condition and results of operations may be particularly susceptible to downturns or changes in the local Florida, Pennsylvania and Georgia economies where we operate. Other factors that may negatively affect economic conditions include:

- increase in labor costs or labor shortage;

- business layoffs or downsizing;

- industry slowdowns;

- relocations of businesses;

- climate change;

- changing demographics;

- increased telecommuting and use of alternative workplaces;

- infrastructure quality;

- any oversupply of, or reduced demand for, real estate;

- concessions or reduced rental rates under new leases for properties where tenants defaulted;

- increased insurance premiums;

- state budgets and payment to providers under Medicaid or other state healthcare programs; and

- changes in reimbursement for healthcare services from commercial insurers.

We may be unable to enter into contracts for and complete property acquisitions or dispositions on advantageous terms and our property acquisitions may not perform as we expect.

In the near term, we expect to focus on disposing properties to reduce our existing indebtedness. There is no assurance that we will be able to dispose of properties on terms that are found favorable to us or at the time we wish to do so. Over the longer term, we expect to continue acquiring additional properties; pursuing this investment objective exposes us to numerous risks, including:

- competition from other real estate investors with significant capital resources;

- we may acquire properties that are not accretive or dispose of properties at prices less than we originally contemplated;

- we may not successfully integrate, manage and lease the properties we acquire in a fashion that meets our expectations or market conditions may result in future vacancies and lower-than expected rental rates;

- we may be unable to assume existing debt financing or obtain property-level debt financing or raise equity required to fund acquisitions from other sources on favorable terms, or at all;

- we may need to spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

- agreements for the acquisition of properties are typically subject to customary conditions to closing that may or may not be completed, and we may spend significant time and money on potential acquisitions that we do not consummate;

- the process of acquiring or pursuing the acquisition of a new property may divert the attention of our management team from our existing business operations; and

- we may acquire properties without recourse, or with only limited recourse, for liabilities, whether known or unknown.

We may be unable to realize the anticipated synergies and other benefits of the Internalization or do so within the anticipated time frame.

After the Internalization, we became an internally-managed REIT and are responsible for hiring and maintaining our own workforce to facilitate the advisory and property management services. Because we are now internally managed, we are responsible for directly compensating our officers, employees and consultants, as well as paying overhead expenses associated with our workforce. There is no assurance that we will realize all, or any, of the anticipated cost-saving synergies of the Internalization. We are now also subject to potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. We bear the cost of establishing and maintaining employee compensation plans. In addition, as we have never previously operated as a self-managed REIT, we may encounter unforeseen costs, expenses and difficulties associated with providing these services on a self-advised basis.

We have not paid any distributions on our common stock in cash since 2020, and there can be no assurance we will pay distributions on our common stock in cash in the future.

All dividends or other distributions on our common stock are paid in the discretion of our Board. We have not paid cash distributions since 2020. From October 2020 through January 2024, we issued dividends in the form of common stock valued at the Estimated Per-Share NAV in effect on the applicable date. We do not intend to declare any further stock dividends in the future. There is also no assurance when or if we will pay dividends or distributions in cash in the future. We last published an Estimated Per-Share NAV on March 27, 2024. The estimate was as of December 31, 2023 and has not been adjusted since publication and will not be adjusted until the Board determines a new Estimated Per-Share NAV which is expected in late March 2025. Our ability to make future cash distributions on our common stock will depend on our future cash flows and indebtedness and may further depend on our ability to obtain additional liquidity, which may not be available on favorable terms, or at all. Further, if we do not pay dividends on our Series A Preferred Stock or Series B Preferred Stock, any accrued and unpaid dividends payable with respect to the Series A Preferred Stock or Series B Preferred Stock become part of the liquidation preference thereof, as applicable, and, whenever dividends on the Series A Preferred Stock or Series B Preferred Stock are in arrears, whether or not authorized or declared, for six or more quarterly periods, holders of Series A Preferred Stock or Series B Preferred Stock will have the right to elect two additional directors to serve on our Board.

If a tenant or lease guarantor declares bankruptcy or becomes insolvent, we may be unable to collect balances due under relevant leases.

We have previously had tenants file for bankruptcy and seek the protections afforded under Title 11 of the United States Code. There is no assurance we will not experience this in the future. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would result in a stay of all efforts by us to collect pre-bankruptcy debts from these entities or their assets, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be required to be paid currently. If a lease is assumed by the tenant, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid as of the date of the bankruptcy filing (post-bankruptcy rent would be payable in full). This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for dividends and other distributions to our stockholders. In the event of a bankruptcy, there is no assurance that the debtor in possession or the bankruptcy trustee will assume the lease.

A sale-leaseback transaction may be recharacterized in a tenant's bankruptcy proceeding.

We may enter into sale-leaseback transactions, where we purchase a property and then lease the same property back to the seller, who becomes our tenant as part of the transaction. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, and either type of recharacterization could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If this plan were confirmed by the bankruptcy court, we would be bound by the new terms. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow.

Our results of operations have been, and may continue to be, adversely impacted by our inability to collect rent from tenants.

On occasion, tenants at certain properties in our OMF segment and residents at certain properties in our SHOP segment have been in default under their leases to us. These defaults negatively impact our results of operations. We incurred $1.5 million, $1.2 million and $3.2 million of bad debt expense, including straight-line rent write-offs, related to tenants in default under their leases to us during the years ended December 31, 2024, 2023 and 2022, respectively.

Further, even if we replace tenants in default to us in a manner that will allow us to transition the properties leased to those tenants to our SHOP segment, there can be no assurance this strategy will be successful and we may be more exposed to changes in property operating expenses. There also can be no assurance that we will be able to replace these tenants on a timely basis, or at all, and our results of operations may therefore continue to be adversely impacted by bad debt expenses related to our inability to collect rent from defaulting tenants. Transitions will also increase our exposure to risks associated with operating in this structure.

Our tenants or operators that experience deteriorating financial conditions have been, or may, in the future be, unwilling or unable to pay us in full or on a timely basis due to bankruptcy, lack of liquidity, lack of funding, operational failures or for other reasons. There is no assurance we will continue to collect at the current rates. Our ability to collect rents in future periods may be impacted by issues or events that cannot be determined as present and the amount of cash rent collected during 2024 may not be indicative of any future period.

We obtain only limited warranties when we purchase a property and therefore have only limited recourse if our due diligence did not identify any issues that lower the value of our property.

We have acquired and may continue to acquire properties in "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements we entered into in the past, or may enter into in the future, may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property if a situation or loss occurs after the fact for which we have limited or no remedy.

Our properties and tenants may be unable to compete successfully.

The properties we have acquired and will acquire may face competition from nearby hospitals, senior housing properties and other outpatient medical facilities that provide comparable services. Some of those competing facilities are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of support are not available to our properties. Similarly, our tenants face competition from other medical practices in nearby hospitals and other medical facilities. Additionally, the introduction and explosion of new stakeholders competing with traditional providers in the healthcare market, including companies such as telemedicine, telehealth and mhealth, are disrupting the healthcare industry. Our tenants' failure to compete successfully with these other practices and providers could adversely affect their ability to make rental payments, which could adversely affect our rental revenues.

Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients. This could adversely affect the ability of our tenants to make rental payments, which could have a material adverse impact on us.

We may be unable to secure funds for future tenant improvements or capital needs.

If a tenant does not renew its lease or otherwise vacates its space, we will likely be required to expend substantial funds to improve and refurbish the vacated space. In addition, we are typically responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops, even if our leases with tenants may require tenants to pay routine property maintenance costs, and the impact of such costs on our results of operations may be exacerbated during inflationary periods, such as that experienced in recent years. If we need additional capital in the future to improve or maintain our properties or for any other reason, we may have to obtain financing from sources beyond our cash flow from operations, such as borrowings, property sales or future equity offerings to fund these capital requirements. These sources of funding may not be available on attractive terms or at all, including, as a result of rising interest rates. Failure to procure additional funding for improvements would adversely impact the value of the applicable property or our ability to lease the applicable property on favorable terms, if at all.

We have acquired or financed, and may continue to acquire or finance, properties with lock-out provisions which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions, such as the provisions contained in certain mortgage loans we have entered into, could materially restrict our ability to sell or otherwise dispose of properties or refinance properties, including by requiring a yield maintenance premium to be paid in connection with the required prepayment of principal upon a sale or disposition. Lock-out provisions may also prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could also impair our ability to take other actions during the lock-out period that may otherwise be in the best interests of our stockholders. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control. Payment of yield maintenance premiums in connection with dispositions (including for several of our dispositions in 2024 and 2025) or refinancings could adversely affect our cash flow, affecting our results of operations and the ability to pay distributions to our stockholders.

Rising expenses could reduce cash flow.

The properties that we own or may acquire are subject to operating risks, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. Properties may be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. In recent years, we have experienced shortages in qualified labor and supply chain disruptions that have increased our operating costs, particularly in our SHOP segment, and significant increases in insurance premiums across our portfolio. We may not be able to negotiate leases or renewals on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, in which event we may have to pay those costs. If we are unable to lease properties on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs, which could adversely affect our cash flow, affecting our results of operations and ability to pay distributions to our stockholders.

Inflation may have an adverse effect on our investments and results of operations.

Recent increases and continuing increases in the rate of inflation, both real and anticipated, have impacted and, may continue to impact, our investments and results of operations. Inflation could erode the value of long-term leases that do not contain indexed escalation provisions, or contain fixed annual rent escalation provisions that are at rates lower than the rate of inflation, and increase expenses including those that cannot be passed through under our leases. Increased inflation could also increase our general and administrative expenses and, as a result of an increase in market interest rate in response to higher than anticipated inflation rate, increase our mortgage and debt interest costs, and these costs could increase at a rate higher than our rent increases. An increase in our expenses or a failure of revenues to increase at least with inflation could adversely impact our results of operations.

To help mitigate the adverse impact of inflation, most of our leases with tenants in our OMF segment contain rent escalation provisions which increase the cash that is due under these leases over their respective terms. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index ("CPI") or other measures). Leases with fixed or no escalation provisions may not keep pace with current rates of inflation, whereas leases with indexed escalations may provide more protection against inflation. Although most of our leases contain rent escalation provisions, these escalation rates are generally below the rate of inflation.

In addition to base rent, our net leases require the single-tenant OMF leases to pay all the properties operating expenses and our multi-tenant OMF leases to pay their allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. Increased operating costs paid by our tenants under these net leases could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants. Renewals of leases or future leases for our net lease properties may not be negotiated on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, in which event we may have to pay those costs. If we are unable to lease properties on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs.

Leases with residents at our SHOPs typically do not have rent escalations; however, we are able to renew leases at market rates as they mature due to their short-term nature. As inflation rates increase, the cost of providing medical care at our SHOPs, particularly labor costs and insurance premiums, will continue to increase. If we are unable to admit new residents or renew resident leases at market rates, while bearing these increased costs from providing services to our residents, our results of operations may be affected.

Damage from catastrophic weather and other natural events and climate change could result in losses to us.

Certain of our properties are located in areas such as California and Florida that have experienced, and may continue to experience, catastrophic weather and other natural events from time to time, including hurricanes or other severe weather, flooding, fires, snow or ice storms, windstorms or earthquakes. These adverse weather and natural events could cause substantial damages, losses and additional operational expenses to our properties which could exceed our insurance coverage and have also in recent years contributed to increasing insurance premiums for our properties. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected property, as well as anticipated future revenue from that property. We could also continue to be obligated to repay any mortgage indebtedness or other obligations related to the property.

To the extent that significant changes in the climate occur, we may experience extreme weather and changes in precipitation and temperature and rising sea levels, all of which may result in physical damage to or a decrease in demand for properties located in these areas or affected by these conditions. The impact of climate change may be material in nature, including destruction of our properties, or occur for lengthy periods of time.

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas ("GHG") emissions and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both in the U.S. and internationally, regarding the impact of these gases and possible means for their regulation. Federal, state or foreign legislation or regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties or to protect them from the consequence of climate change and could also result in increased compliance costs or additional operating restrictions that could adversely impact the businesses of our tenants and their ability to pay rent.

We may suffer uninsured losses relating to real property or have to pay expensive premiums for insurance coverage.

Our general liability, property and umbrella liability insurance coverage on all our properties may not be adequate to insure against liability claims and provide for the costs of defense. Similarly, we may not have adequate coverage against the risk of direct physical damage or to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each property. Moreover, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

Changes in the cost or availability of insurance due to various reasons could also expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in less cash flow.

Covenants, conditions and restrictions may impact our ability to operate a property.

Some of our properties are subject to ground leases or are contiguous to other parcels of real property, comprising part of the same commercial center. In connection with such properties, there are significant covenants, conditions and restrictions restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with covenants, conditions and restrictions may adversely affect our operating costs and reduce the amount of cash flow that we generate. In addition, there can be no assurance that the ground leases can be extended beyond the stated terms. As a ground lessee, we are also exposed to the risk of reversion of the property upon expiration of the ground lease term or an earlier breach of the ground lease, which could materially and adversely affect us.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We have acquired and developed, and may in the future acquire and develop, properties upon which we will construct improvements. In connection with our development activities, we are subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities or community groups and our builder or partner's ability to build in conformity with plans, specifications, budgeted costs, and timetables. Performance also may be affected or delayed by conditions beyond our control. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. If a builder or development partner fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance, but there can be no assurance any legal action would be successful. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

We compete with third parties in acquiring properties and other investments and attracting credit worthy tenants.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, private investment funds, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. These entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Increased demand for assets will likely increase acquisition prices.

We also compete with other comparable properties for tenants, which impacts our ability to rent space and the amount of rent charged. We could be adversely affected if additional competitive properties are built in locations near our properties, causing increased competition for creditworthy tenants. This could result in decreased cash flow from our properties and may require us to make capital improvements to properties that we would not have otherwise made, further impacting property cash flows.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

We are subject to various federal, state and local laws and regulations that (a) regulate certain activities and operations that may have environmental or health and safety effects, such as the management, generation, release or disposal of regulated materials, substances or wastes, (b) impose liability for the costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and (c) regulate workplace safety. Compliance with these laws and regulations could increase our operational costs. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position and cash flows. Under various federal, state and local environmental laws (including those of foreign jurisdictions), a current or previous owner or operator of currently or formerly owned, leased or operated real property may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. The costs of removing or remediating could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project. Accordingly, we may incur significant costs to defend against claims of liability, to comply with environmental regulatory requirements, to remediate any contaminated property, or to pay personal injury claims.

Moreover, environmental laws also may impose liens on property or other restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from operating such properties. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations or the discovery of currently unknown conditions or non-compliances may impose material liability under environmental laws.

If we sell properties by providing financing to purchasers, defaults by the purchasers could adversely affect our cash flows.

In some instances, we may sell our properties by providing financing to purchasers. If we do so, we will bear the risk that the purchaser may default on its debt, requiring us to seek remedies, a process which may be time-consuming and costly. Further, the borrower may have defenses that could limit or eliminate our remedies. In addition, even in the absence of a purchaser default, the proceeds from the sale will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years.

We assume additional operational risks and are subject to additional regulation and liability because we depend on eligible independent contractors to manage some of our facilities.

We invest in SHOPs using the RIDEA structure which permits REITs such as us to lease certain types of healthcare facilities that we own or partially own to a TRS, provided that our TRS hires an independent qualifying management company to operate the facility. Under this structure, the independent qualifying management company, which we also refer to as an operator, receives a management fee from our TRS for operating the facility as an independent contractor. As the owner of the facility, we assume most of the operational risk because we lease our facility to our own partially- or wholly-owned subsidiary rather than a third-party operator. We are therefore responsible for any operating deficits incurred by the facility. We may in the future, transition other OMF facilities, which may or may not be experiencing declining performance, to third-party managed facilities using the RIDEA structure, in connection with which they would also transition from our OMF segment to our SHOP segment. There can be no assurance these transitions will improve performance of the properties, and they will also increase our exposure to risks associated with operating in this structure.

The income we generate from SHOPs is subject to a number of operational risks including fluctuations in occupancy levels and resident fee levels, increases in the cost of food, materials, energy, labor (as a result of unionization, labor shortage, inflation or otherwise) or other services, rent control regulations, national and regional economic conditions, the imposition of new or increased taxes, capital expenditure requirements, professional and general liability claims, and the availability and cost of professional and general liability insurance. There is no assurance we will be able to mitigate these declines. Further, we rely on the personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment of our operators to set appropriate resident fees, provide accurate property-level financial results for our properties in a timely manner and to otherwise operate our SHOPs in compliance with the terms of our management agreements and all applicable laws and regulations. We also depend on our operators to attract and retain skilled management personnel who are responsible for the day-to-day operations of our SHOPs. A shortage of nurses or other trained personnel or general inflationary pressures in recent years have forced the operator to enhance pay and benefit packages to compete effectively for personnel, but it may not be able to offset these added costs by increasing the rates charged to residents. The impact on staffing has resulted in increased turnover amongst staff and greater reliance on staffing agencies, which could have the effect of increased insurance premiums. Further, recently proposed changes in immigration policies could result in hiring and retention challenges if the immigration policies negatively impact the pool of available workers. Furthermore, only a limited number of operators manage a substantial portion of our SHOPs. Any additional increase in labor costs and other property operating expenses, any failure to attract and retain qualified personnel, or significant changes in the operator's senior management or equity ownership could adversely affect the income we receive from our SHOPs.

The tenants of our SHOPs are generally required to be holders of the applicable healthcare licenses for the healthcare services they administer. Any delay in obtaining the license, or failure to obtain one at all, could result in a delay or an inability to collect a significant portion of our revenue from the impacted property. Furthermore, this licensing requirement subjects us (through our ownership interest in our TRS) to various regulatory laws, including those described herein. Most states regulate and inspect healthcare facility operations, patient care, construction and the safety of the physical environment. If one or more of our healthcare real estate facilities fails to comply with applicable laws, our TRS, if it holds the healthcare license and is the entity enrolled in government health care programs, would be subject to penalties including loss or suspension of license, certification or accreditation, exclusion from government healthcare programs such as Medicare or Medicaid, administrative sanctions, civil monetary penalties, and in certain instances, criminal penalties. Additionally, when we receive individually identifiable health information relating to residents of our TRS-operated healthcare facilities, we may be subject to federal and state data privacy and confidentiality laws and rules, and could be subject to liability in the event of an audit, complaint or data breach. Furthermore, to the extent our TRS holds the healthcare license, it could have exposure to professional liability claims arising out of an alleged breach of the applicable standard of care rules.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We have made investments in certain assets through joint ventures and may continue to enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) in the future. In such event, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third-party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. These investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Net leases may not result in market rental rates over time.

Some of our rental income is generated by properties leased to tenants under net leases, which generally provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in market rental rates during those years. Moreover, inflation could erode the value of long-term leases that do not contain indexed escalation provisions.

We may be unable to renew leases or re-lease space as leases expire.

We may be unable to renew expiring leases on terms and conditions that are as, or more, favorable as the terms and conditions of the expiring leases. In addition, vacancies may occur at one or more of our properties due to a default by a tenant on its lease or expiration of a lease. Vacancies may reduce the value of a property as a result of reduced cash flow generated by the property. Healthcare facilities in general and OMFs in particular tend to be specifically suited for the particular needs of their tenants and we may not be able to locate suitable replacement tenants to lease the property for their specialized uses. Alternatively, major renovations and expenditures may be required to adapt the properties for other uses in order for us to re-lease vacant space or may be required to decrease the rent we intend to charge or provide other concessions in order to lease the property to another tenant, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

Our properties have been and may continue to be subject to impairment charges.

We periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we are required to make a downward adjustment to the net carrying value of the property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent. We have incurred impairment charges, which have an immediate direct impact on our net loss for GAAP purposes, including $24.9 million, during the year ended December 31, 2024. There can be no assurance that we will not take additional charges in the future. Any future impairment could have a material adverse effect on our financial position and results of operations and liquidity.

Our real estate investments are relatively illiquid, and therefore we may not be able to dispose of properties when we desire to do so or on favorable terms.

Investments in real properties are relatively illiquid. We may not be able to quickly alter our portfolio or generate capital by selling properties. The real estate market is affected by many factors, such as general economic conditions, the availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. If we need or desire to sell a property or properties, we cannot predict whether we will be able to do so at a price or on the terms and conditions acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Further, we may be required to invest monies to correct defects or to make improvements before a property can be sold. We can make no assurance that we will have funds available to correct these defects or to make these improvements. Moreover, in acquiring a property or incurring debt securing a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These types of provisions restrict our ability to sell a property.

In addition, applicable provisions of the Code impose restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. Thus, we may be unable to realize our investment objectives by selling or otherwise disposing of a property, or refinancing debt secured by the property, at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

Our success is dependent on the continued contributions of certain key personnel.

Our success depends on the continued contributions of our key executives, particularly Michael Anderson, our Chief Executive Officer and President, and Scott Lappetito, our Chief Financial Officer, who have extensive market knowledge and relationships and exercise substantial influence over our operational and financing activities. If we lose their services, such relationships could diminish or be adversely affected. Our employment agreements with Messrs. Anderson and Lappetito do not guarantee their continued employment with us. Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, particularly in the healthcare real estate sector. Many of these individuals have developed specialized knowledge and skills in the healthcare real estate sector. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business.

If there are deficiencies in our disclosure controls and procedures or internal control over financial reporting, we could be adversely impacted.

Our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies in our internal controls over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements or otherwise adversely impact our financial condition, results of operations or cash flows.

We have experienced net losses in the past and may experience additional losses in the future.

We have experienced net losses (calculated in accordance with GAAP) in recent years and we may not be profitable or realize growth in our business. For a further discussion of the factors affecting our net losses, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements.

We are subject to risks associated with public health crises, such as pandemics and epidemics, which may have a material adverse effect on our business.

We are subject to risks associated with public health crises, such as pandemics and epidemics. The scope and duration of any future public health crisis, the pace at which government restrictions are imposed and lifted, the scope of additional actions taken to mitigate the spread of disease, global vaccination and booster rates, the speed and extent to which global markets fully recover from the disruptions caused by such a public health crisis, and the impact of these factors on our business, financial condition and results of operations, will depend on future developments that are highly uncertain and cannot be predicted with confidence.

Risks Related to the Healthcare Industry

Our real estate investments are concentrated in healthcare-related facilities, and we may be negatively impacted by adverse trends in the healthcare industry.

We own and seek to acquire a diversified portfolio of healthcare-related assets including OMFs, SHOPs and other healthcare-related facilities. We are subject to risks inherent in concentrating investments in real estate and, in particular, healthcare-related assets. A downturn in the commercial real estate industry generally could significantly adversely affect the value of our properties. A downturn in the healthcare industry could particularly negatively affect our lessees' ability to make lease payments to us and our ability to pay dividends and other distributions to our stockholders. These adverse effects could be more pronounced than if we diversified our investments outside of real estate or if our portfolio did not include a concentration in healthcare-related assets.

Furthermore, the healthcare industry currently is experiencing rapid regulatory changes and uncertainty; changes in the demand for and methods of delivering healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; expansion of insurance providers into patient care; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our revenues and cash flows.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by federal, state and local governmental bodies. Our tenants and operators generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, relationships with physicians and other referral sources, and the privacy and security of patient health information. Changes in these laws and regulations could negatively affect the ability of our tenants to make lease payments to us. Such potential changes include changes in state and federal law and regulations that aim to curtail the role of private equity and REIT ownership of assisted living facilities and skilled nursing facilities, and the potential for the federal government to attempt to enact legislation or adopt regulations giving it general regulatory oversight over assisted living facilities (which are currently regulated at the state level). In some states, healthcare facilities are subject to various state CON laws requiring governmental approval prior to the development or expansion of healthcare facilities and services. The approval process in these states generally requires a facility to demonstrate the need for additional or expanded healthcare facilities or services. CONs, where applicable, can also be conditions to regulatory approval of changes in ownership or control of licensed facilities, addition of beds, investment in major capital equipment, introduction of new services, termination of services previously approved through the CON process and other control or operational changes. Many of our medical facilities and their tenants may require a license or CON to operate. Failure to obtain a license or CON, or loss of a required license or CON, would prevent a facility from operating in the manner intended by the tenant and may restrict a tenant's or operator's ability to expand properties and grow the tenant's or operator's business in certain circumstances, which could have an adverse effect on the operator's or tenant's revenues, and in turn, negatively impact their ability to make rental payments under, and otherwise comply with the terms of their leases with us. State CON laws are not uniform throughout the United States and are subject to change. We cannot predict the impact of state CON laws on our improvement of medical facilities or the operations of our tenants and operators. In addition, state CON laws often materially impact the ability of competitors to enter into the marketplace of our facilities. The repeal of CON laws could allow competitors to freely operate in previously closed markets. This could negatively affect the ability of our tenants to make rental payments to us. In limited circumstances, loss of state licensure or certification or closure of a facility could ultimately result in loss of authority to operate the facility and require new CON authorization to re-institute operations.

Furthermore, uncertainty surrounding the implementation of the ACA may adversely affect our tenants. As the primary vehicle for comprehensive healthcare reform in the United States, the ACA was designed to reduce the number of individuals in the United States without health insurance and change the ways in which healthcare is organized, delivered and reimbursed. The ACA has faced ongoing legal challenges, including litigation seeking to invalidate some or all of the law or the manner in which it has been interpreted. The legal challenges and legislative initiatives to roll back the ACA continues and the outcomes are uncertain. In June of 2021, the Supreme Court of the United States for a third time declined to invalidate the ACA. There is no assurance that future litigation or legislative initiatives will not attempt to do so. There are no current challenges to the ACA but that could change based on the makeup of Congress and presidential administration. The regulatory uncertainty and the potential impact on our tenants could have an adverse material effect on their ability to satisfy their contractual obligations. Further, we are unable to predict the scope of future federal, state and local regulations and legislation, including Medicare and Medicaid statutes and regulations or judicial decisions, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory or judicial framework may have a material adverse effect on our tenants.

Health insurance coverage under the ACA is likely going to continue to expand in 2025. However, the repeal of the individual mandate penalty included in the Tax Cuts and Jobs Act of 2017, recent actions to increase the availability of insurance policies that do not include ACA minimum benefit standards, and support for Medicaid work requirements will likely impact the market. Accordingly, current and future payments under federal and state healthcare programs may not be sufficient to sustain a facility's operations, which could adversely affect its ability to satisfy its contractual obligations, including making rental payments under, and otherwise complying with the terms of, the facility's leases and other agreements with us. These risks could be mitigated by our limited participation in governmental-sponsored payor programs.

The ACA includes program integrity provisions that both create new authorities and expand existing authorities for federal and state governments to address fraud, waste and abuse in federal health programs. In addition, the ACA expands reporting requirements and responsibilities related to facility ownership and management, patient safety and care quality. In the ordinary course of their businesses, our tenants and operators may be regularly subjected to inquiries, investigations and audits by federal and state agencies that oversee these laws and regulations. If they do not comply with the additional reporting requirements and responsibilities, the ability of our tenants to participate in federal health programs may be adversely affected. Moreover, there may be other comprehensive healthcare reform legislation, which, depending on how they are implemented, could materially and adversely affect our operators.

The ACA also requires the reporting and return of overpayments. Healthcare providers that fail to report and return an overpayment could face potential liability under the FCA and the CMPL and exclusion from federal healthcare programs. Accordingly, if our tenants fail to comply with the ACA's requirements, they may be subject to significant monetary penalties and excluded from participation in Medicare and Medicaid, which could materially and adversely affect their ability to pay rent and satisfy other financial obligations to us.

Reductions or changes in reimbursement from third-party payors, including Medicare and Medicaid, or delays in receiving these reimbursements, could adversely affect the profitability of our tenants and operators and hinder their ability to make rent payments to us.

Our tenants and operators may receive payments from the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs have intensified in recent years and will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants and operators. The Medicare and Medicaid programs have adopted a variety of initiatives which have been incorporated and expanded by private insurance carriers, including health maintenance organizations and other health plans, to extract greater discounts and impose more stringent cost controls upon healthcare provider operations. Examples include, but are not limited to, changes in reimbursement rates and methodologies, such as bundled payments, capitation payments and discounted fee structures. As a result, our tenants and operators may face significant limits on the reimbursed and on reimbursement rates and fees. All of these changes could impact the ability of our tenants to pay rent or our operator's ability to meet their obligations to us. In addition, tenants and operators in certain states have experienced delays; some of which are, have been, and may be late in receiving reimbursements, which have adversely affected their ability to make rent payments to us. Further, failure of any of our tenants or operators to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government-sponsored payment programs.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. Coverage expansions under the ACA through the Medicaid expansion and health insurance exchanges may be scaled back or eliminated in the future due to ongoing legal challenges and the future status of the ACA is unknown. We cannot ensure that of our tenants or operators who currently depend on governmental or private payer reimbursement will be adequately reimbursed for the services they provide.

Any slowdown in the United States economy can negatively affect state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, some states have attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenants and operators to successfully operate their businesses.

Our tenants and operators may continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors, and general industry trends that include pressures to control healthcare costs. In addition, some of our tenants and operators may be subject to value-based purchasing programs, which base reimbursement on the quality and efficiency of care provided by facilities and require the public reporting of quality data and preventable adverse events to receive full reimbursement. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement to managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. MACRA has also established a new payment framework, which modified certain Medicare payments to eligible clinicians, representing a fundamental change to physician reimbursement. These changes could have a material adverse effect on the financial condition of some or all of our tenants in our properties. The financial impact on our tenants could restrict their ability to make rent payments to us.

Required regulatory approvals can delay or prohibit transfers of our healthcare facilities.

Transfers of healthcare facilities to successor tenants and/or operators are typically subject to regulatory approvals or ratifications, including, but not limited to, change of ownership approvals, zoning approvals, and Medicare and Medicaid provider arrangements that are either not required, or enjoy reduced requirements, in connection with transfers of other types of commercial operations and other types of real estate. The replacement of any tenant and/or operator could be delayed by the regulatory approval process of any federal, state or local government agency necessary for the transfer of the facility or the replacement of the tenant or, if applicable, operator, licensed to operate the facility. If we are unable to find a suitable replacement tenant or operator upon favorable terms, or at all, we may take possession of a facility, which could expose us to successor liability, require us to indemnify subsequent entities to whom we transfer the operating rights and licenses, or require us to spend substantial time and funds to preserve the value of the property and adapt the facility to other use. Furthermore, transitioning to a new tenant and/or operator could cause disruptions at the operations of the properties and, if there is a delay in the new tenant or operator obtaining its ability to receive reimbursement from third-party payors.

A reduction in Medicare payment rates for skilled nursing facilities may have an adverse effect on the Medicare reimbursements received by one of our tenants.

Several government initiatives have resulted in reductions in funding of the Medicare and Medicaid programs and additional changes in reimbursement regulations by the CMS, contributing to pressure to contain healthcare costs and additional operational requirements, which may impact the ability of our tenant to make rent payments to us. The Medicare and Medicaid programs have adopted a variety of initiatives which have been incorporated and expanded by private insurance carriers, including health maintenance organizations and other health plans, to extract greater discounts and impose more stringent cost controls upon healthcare provider operations. As a result, our tenant may face reductions in reimbursement rates and fees. A delay in receiving reimbursements could adversely affect its ability to make rent payments to us. Similar delays, or reductions in reimbursements, may continue to impose financial and operational challenges for our tenants and tenant, which may affect its ability to make contractual payments to us. These risks could be mitigated by our limited participation in government-sponsored payor programs.

There have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, and availability of, healthcare services. We may own and acquire skilled nursing facility assets that rely on revenue from Medicaid or Medicare. Our one skilled nursing facility has, and may continue to experience, limited increases or reductions in Medicare payments and aspects of certain of these government initiatives, such as further reductions in funding of the Medicare and Medicaid programs, additional changes in reimbursement regulations by CMS, enhanced pressure to contain healthcare costs by Medicare, Medicaid and other payors, and additional operational requirements may adversely affect their ability to make rental payments. For example, CMS is focused on reducing what it considers to be payment errors by identifying, reporting, and implementing actions to reduce payment error vulnerabilities.

In addition, CMS is currently in the midst of transitioning Medicare from traditional fee for service reimbursement models to a capitated system, which means medical providers are given a set fee per patient regardless of treatment required, and value-based and bundled payment approaches, where the government pays a set amount for each beneficiary for a defined period of time, based on that person's underlying medical needs, rather than based on the actual services provided. Providers and facilities are increasing responsible to care for and be financially responsible for certain populations of patients under the population health models and this shift in patient management paradigm is creating and will continue to create unprecedented challenges for providers and impact their ability to pay rent to us.

Certain of our facilities may be subject to pre- and post-payment reviews and audits by governmental authorities, which could result in recoupments, denials or delay of payments and could adversely affect the profitability of our tenants and operators.

Certain of our facilities may be subject to periodic pre- and post-payment reviews and audits by governmental authorities. If the review or audit shows a facility is not in compliance with federal and state requirements, previous payments to the facility may be recouped and future payments may be denied or delayed. Recoupments, denials or delay of payments could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us and the ability of our operators to satisfy their ongoing contractual obligations, and our results of operations could be adversely affected.

We may incur costs associated with complying with the Americans with Disabilities Act.

Our properties must also comply with the Americans with Disabilities Act of 1990 (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. A determination that a property does not comply with the Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the Disabilities Act which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could have an adverse impact upon our cash flow.

Events that adversely affect the ability of seniors and their families to afford daily resident fees at our SHOPs could cause our occupancy rates and resident fee revenues to decline.

Assisted and independent living services generally are not reimbursable under Medicare and our facilities have limited participation in Medicaid. Most of the resident fee revenues generated by our SHOPs, therefore, are derived from private pay sources consisting of the income or assets of residents or their family members. The rates for these residents are set by the facilities based on local market conditions and operating costs. In light of the significant expense associated with building new properties and staffing and other costs of providing services, typically only seniors with income or assets that meet or exceed the comparable region median can afford the daily resident and care fees at our SHOPs. A weak economy, depressed housing market or changes in demographics could adversely affect their continued ability to do so. If the operators of our SHOPs are unable to attract and retain seniors that have sufficient income, assets or other resources to pay the fees associated with assisted and independent living services, the occupancy rates, resident fee revenues and results of operations of our SHOPs could decline.

Termination of SHOP leases by residents pursuant to state law mandated contractual provisions could have an adverse effect on our business, financial condition and results of operations.

State regulations generally require assisted living communities to have a written lease agreement with each resident that permits the resident to terminate his or her lease for any reason on reasonable notice, unlike typical apartment lease agreements that have initial terms of one year or longer. Due to these lease termination rights and the advanced age of the residents, the resident turnover rate in our SHOPs may be difficult to predict. A large number of resident lease agreements may terminate at or around the same time, and the affected units may remain unoccupied, which could have an adverse effect on our business, financial condition and results of operations.

Some tenants and operators of our healthcare-related assets must comply with fraud and abuse laws, the violation of which by either may jeopardize the tenant's ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs.

Our lease arrangements with certain tenants and our management agreements with certain operators may also be subject to these fraud and abuse laws. These laws include the Federal Anti-Kickback Statute, which prohibits, among other things, the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of any item or service reimbursed by Medicare or Medicaid; the Federal Physician Self-Referral Prohibition (commonly referred to as the "Stark Law"), which, subject to specific exceptions, restricts physicians from making referrals for specifically designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship; the FCA, which prohibits any person from knowingly presenting false or fraudulent claims for payment to the federal government, including claims paid by the Medicare and Medicaid programs, and which can result in treble damages; and the CMPL, which authorizes the U.S. Department of Health and Human Services to impose monetary penalties for certain fraudulent acts. Additionally, some states may have laws similar to the Federal Anti-Kickback Statute and the Stark Law expanding their respective prohibitions to private insurance.

Each of these laws includes substantial criminal or civil penalties for violations that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments or exclusion from the Medicare and Medicaid programs. Certain laws, such as the FCA, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Additionally, certain states in which the facilities are located also have similar fraud and abuse laws. Federal and state adoption and enforcement of such laws increase the regulatory burden and costs, and potential liability, of healthcare providers. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our tenants could jeopardize that tenant's and operator's business, reputation, and ability to operate or to make rent payments, which could have a material adverse effect on us.

Tenants and operators of our healthcare-related assets may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

Our tenants and operators of our healthcare-related assets from time to time become subject to claims that their services have resulted in patient injury or other adverse effects. The insurance coverage maintained by these tenants and operators may not cover all claims made against them or continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants and operators operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. Recently, there has been an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare and Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance may not be available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's or operator's financial condition. If a tenant or operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant or operator is required to pay uninsured punitive damages, or if a tenant or operator is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's or operator's business, operations and the tenant's ability to pay rent to us, which could have a material adverse effect on us.

We may experience adverse effects as a result of potential financial and operational challenges faced by the tenants and operators of any seniors housing facilities and skilled nursing facilities we own or acquire.

Tenants and operators of any seniors housing facilities and skilled nursing facilities may face operational challenges from potentially reduced revenue streams and increased demands on their existing financial resources. The resources of our skilled nursing units are primarily derived from government-funded reimbursement programs, such as Medicare and Medicaid. Accordingly, our one skilled nursing facility and limited assisted living facilities that participate in Medicaid could be subject to the potential negative effects of decreased reimbursement rates or other changes in reimbursement policy or programs offered through such reimbursement programs. Revenue may also be adversely affected as a result of falling occupancy rates or slow lease-ups for assisted and independent living facilities due to various factors. In addition, our facility operators may incur additional demands on their existing financial resources as a result of increases in seniors housing facility operator liability, insurance premiums and other operational expenses, which is worsened by the nationwide staffing shortage. The economic deterioration of a tenant or operator could cause such operator to file for bankruptcy protection. The bankruptcy or insolvency of a tenant or operator may adversely affect the income produced by the property or properties it operates.

The performance and economic condition of our tenant and operators may be negatively affected if they fail to comply with various complex federal and state laws that govern a wide array of referrals, relationships and licensure requirements in the senior healthcare industry. The violation of any of these laws or regulations by a seniors housing facility tenant or operator may result in the imposition of fines or other penalties that could jeopardize that tenant's or operator's ability to make payments to us or to continue operating its facility. In addition, legislative proposals are commonly being introduced or proposed in federal and state legislatures that could affect major changes in the seniors housing sector, either nationally or at the state level. Any such legislation could materially impact our tenant or operators in an adverse fashion.

We may change our targeted investments without stockholder consent.

We have acquired and expect to continue to acquire a diversified portfolio of healthcare-related assets including OMFs, SHOPs and other healthcare-related facilities. However, the Board may change our investment policies in its sole discretion. We may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, initially anticipated by increasing our exposure to, among other things, interest rate risk, default risk and real estate market fluctuations.

Risks Related to our Indebtedness

Our level of indebtedness may increase our business risks.

As of December 31, 2024, we had total outstanding indebtedness of $1.2 billion. We may incur additional indebtedness in the future for various purposes. The amount of our indebtedness could have material adverse consequences for us, including:

- hindering our ability to adjust to changing market, industry or economic conditions;

- limiting our ability to access the capital markets to raise additional equity or debt on favorable terms or at all, whether to refinance maturing debt, to fund acquisitions, to fund dividends and other distributions or for other corporate purposes;

- limiting the amount of free cash flow available for future operations, acquisitions, dividends and other distributions, stock repurchases or other uses; and

- making us more vulnerable to economic or industry downturns, including interest rate increases.

In most instances, we acquire real properties by using either existing financing or borrowing new funds. We may incur debt and pledge the underlying property as security for that debt to obtain funds to acquire additional properties or for other corporate purposes. We may also borrow if we need funds to satisfy the REIT tax qualification requirement that we generally distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, especially if we acquire the property when it is being developed or under construction, we may use additional borrowings to fund the shortfall. Using debt increases the risk of loss because defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In this event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may also fully or partially guarantee mortgage debt incurred by the subsidiary entities that own our properties. In those cases, we will be responsible to the lender for repaying the debt if it is not paid by the entity. In the case of mortgages containing cross-collateralization or cross-default provisions, a default on a single mortgage could affect multiple properties.

Our financing arrangements have restrictive covenants, which may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay distributions.

The agreements governing our borrowings contain provisions that affect or restrict our policies regarding dividends and other distributions and our operations, require us to satisfy financial coverage ratios, and may restrict our ability to, among other things, incur additional indebtedness, make certain investments, enter into certain transactions with our affiliates, discontinue insurance coverage, merge with another company, and create, incur or assume liens. These or other limitations may adversely affect our flexibility and our ability to achieve our investment and operating objectives. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of debt under such agreements. Any such event of default or acceleration could have a material adverse effect on our business, financial condition and results of operations.

Changes in the debt markets could have a material adverse impact on our earnings and financial condition.

The commercial real estate debt markets are subject to volatility, resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies and reductions in the availability of financing. For example, recent credit and capital market conditions have been characterized by volatility and a tightening of credit standards. This may impact our ability to access capital on favorable terms, in a timely manner, or at all, which could make obtaining funding for our capital needs more challenging or expensive. We also face a heightened level of interest rate risk as the U.S. Federal Reserve Board tapers its quantitative easing program and raises interest rates, such as in recent years. All of these actions will likely lead to increases in borrowing costs.

If our overall cost of borrowings continue to increase, either due to increases in the index rates or due to increases in lender spreads, we will need to factor such increases into pricing and projected returns for any future acquisitions. This may result in future acquisitions generating lower overall economic returns. Volatility in the debt markets, may negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, our real estate assets may be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, our ability to purchase properties and meet other capital requirements may be limited, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance maturing indebtedness.

Furthermore, the state of the debt markets could have an impact on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets and could negatively impact the value of our assets, which could have a material adverse effect on us.

Elevated interest rates may make it difficult for us to finance or refinance indebtedness secured by our properties and could increase the amount of our debt payments.

We have borrowed, and may continue to borrow monies, secured and unsecured by our properties. During 2022 and 2023, the U.S. Federal Reserve began a process of raising the federal funds rate and quantitative tightening to address rising inflation. Recently, the U.S. Federal Reserve reduced interest rates for the first time in several years; however, it remains unclear as to whether or how quickly interest rates will continue to decline. However, for most of the periods presented herein, rates were rising or elevated versus historical lows, which may adversely impact our ability to refinance our indebtedness, including the indebtedness secured by our properties, as the loans come due or we otherwise desire to do so on favorable terms, or at all. If interest rates are higher when the indebtedness is refinanced, we may not be able to refinance indebtedness secured by the properties and we may be required to obtain equity to repay the loan or to increase the collateral for the loan, which could adversely affect our business, financial condition, results of operations and liquidity.

In addition, we have incurred, and may continue to incur, variable-rate debt. The elevated federal funds rate in recent years has increased the borrowing costs on our variable-rate debt and may increase the cost of any new debt we incur or refinance. We have mortgages, credit facilities and derivative agreements that have terms that are based on the Secured Overnight Financing Rate ("SOFR"). As of December 31, 2024, 63.0% of our total gross debt bore interest at variable rates. As of December 31, 2024, we had one designated interest rate swap with a notional amount of $378.5 million, which effectively fixes a portion of our variable-rate debt, and we had eight interest rate caps with a notional amount of $369.2 million, which, while not designated as hedges for accounting purposes, do economically limit our exposure to increasing variable rates, but such interest rate swap and caps may not be effective in reducing our exposure to interest rate changes.

In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of SOFR cannot be predicted based on the limited historical performance. Future levels of SOFR may bear little or no relation to the historical actual or historical indicative SOFR data.

Any hedging strategies we utilize may not be successful in mitigating our risks.

We have used, and may continue to use, derivative financial instruments to hedge our exposure to changes in interest rates with respect to borrowings made or to be made to acquire or own real estate assets, which instruments expose us to credit basis and legal enforceability risks. Derivative financial instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. These derivative instruments are speculative in nature and there is no guarantee that they will be effective. If we are unable to manage these risks effectively, we could be materially and adversely affected.


Risks Related to our Corporate Structure


Our common stock is not traded on a national securities exchange, and our share repurchase program (the "SRP"), which provides for repurchases only in the event of death or disability of a stockholder, is suspended. Stockholders may have to hold their shares for an indefinite period of time.

Our common stock is not listed on a national securities exchange and there is otherwise no active trading market for the shares and our SRP is suspended. Even if not suspended, our SRP includes numerous restrictions that limit a stockholder's ability to sell shares of common stock to us, including limiting repurchases only to stockholders that have died or become disabled, limiting the total value of repurchases pursuant to our SRP to the amount of proceeds received from issuances of common stock pursuant to our distribution reinvestment plan ("DRIP") and limiting repurchases in any fiscal semester to 2.5% of the average number of shares outstanding during the previous fiscal year. These limits are subject to the authority of the Board to identify another source of funds for repurchases under the SRP. The Board may also reject any request for repurchase of shares at its discretion or amend, suspend or terminate our SRP upon notice in its discretion. Shares that are repurchased will be repurchased at a price equal to the applicable Estimated Per-Share NAV and may be at a substantial discount to the price the stockholder paid for the shares.

The Estimated Per-Share NAV of our common stock is based upon subjective judgments, assumptions and opinions about future events, and may not reflect the amount that our stockholders might receive for their shares.

We intend to publish an updated Estimated Per-Share NAV as of December 31, 2024 in late March 2025. We have engaged an independent valuer to perform appraisals of our real estate assets in accordance with valuation guidelines established by the Board. As with any methodology used to estimate value, the valuation methodologies that will be used by any independent valuer to value our properties involve subjective judgments concerning factors such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses.

Under our valuation guidelines, our independent valuer estimates the market value of our principal real estate and real estate-related assets, and we make a recommendation as to the net value of our real estate and real estate-related assets and liabilities taking into consideration such estimate provided by the independent valuer. We review the valuation provided by the independent valuer for consistency with our valuation guidelines and the reasonableness of the independent valuer's conclusions. The independent directors of the Board oversee and review the appraisals and valuations and make a final determination of the Estimated Per-Share NAV. The independent directors of the Board rely on our input, including our view of the estimate and the appraisals performed by the independent valuer, but the independent directors of the Board may, in their discretion, consider other factors. Although the valuations of our real estate assets by the independent valuer are reviewed by us and approved by the independent directors of the Board, neither we nor the independent directors of the Board will independently verify the appraised value of our properties and valuations do not necessarily represent the price at which we would be able to sell any asset. As a result, the appraised value of a particular property may be greater or less than its potential realizable value, which would cause our Estimated per-share NAV to be greater or less than the potential realizable value of our assets.

The price at which shares of our common stock may be sold under the DRIP, if reinstated, would be the price at which shares of our common stock may be repurchased by us pursuant to the SRP, if reinstated, would be based on Estimated Per-Share NAV and may not reflect the price that our stockholders would receive for their shares in a market transaction, the proceeds that would be received upon our liquidation or the price that a third-party would pay to acquire us.

Because Estimated Per-Share NAV is only determined annually, it may differ significantly from our actual per-share net asset value at any given time.

Our Board estimates the per-share net asset value of our common stock only on an annual basis. In connection with any valuation, the Board estimate of the value of our real estate and real estate-related assets will be partly based on appraisals of our properties. Because the process of making this estimate is conducted annually, this process may not account for material events that occur after the estimate has been completed for that year. Material events could include the appraised value of our properties substantially changing actual property operating results differing from what we originally budgeted or dividends and other distributions to stockholders exceeding cash flow generated by us. Any such material event could cause a change in the Estimated Per-Share NAV that would not be reflected until the next valuation. Also, cash dividends and other distributions in excess of our cash flows provided by operations could decrease our Estimated Per-Share NAV. The Estimated Per-Share NAV reflected stock dividends actually issued as of December 31, 2023, but has not been adjusted to reflect or consider any of the other stock dividends that were issued and will not be adjusted for stock dividends paid or that may be issued in the future until the Board determines a new Estimated Per-Share NAV which is expected in late March 2025. Dividends paid in the form of additional shares of common stock will, all things equal, cause the value of each share of common stock to decline because the number of shares outstanding increases when dividends paid in stock are issued reducing the Estimated Per-Share NAV. The Estimated Per-Share NAV may not reflect the value of shares of our common stock at any given time, and our estimated per-share NAV may differ significantly from our actual per-share net asset value at any given time.

The trading price of our Series A Preferred Stock and Series B Preferred Stock may fluctuate significantly.

The trading price of our Series A Preferred Stock and Series B Preferred Stock may be volatile and subject to significant price and volume fluctuations in response to market and other factors, and is impacted by a number of factors, many of which are outside our control. Among the factors that could affect the trading price are:

- our financial condition, including the level of our indebtedness, and performance;

- our ability to grow through property acquisitions, the terms and pace of any acquisitions we may make and the availability and terms of financing for those acquisitions;

- the financial condition of our tenants, including tenant bankruptcies or defaults;

- actual or anticipated quarterly fluctuations in our operating results and financial condition;

- the amount and frequency of our payment of dividends and other distributions;

- additional sales of equity securities, including Series A Preferred Stock, Series B Preferred Stock, common stock or any other equity interests, or the perception that additional sales may occur;

- the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, and fixed income debt securities;

- uncertainty and volatility in the equity and credit markets;

- increases in interest rates;

- inflation and continuing increases in the real or perceived inflation rate;

- changes in revenue or earnings estimates, if any, or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

- failure to meet analyst revenue or earnings estimates;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- the extent of investment in our Series A Preferred Stock and Series B Preferred Stock by institutional investors;

- the extent of short-selling of our Series A Preferred Stock and Series B Preferred Stock;

- general financial and economic market conditions and, in particular, developments related to market conditions for REITs and other real estate related companies;

- failure to maintain our REIT status;

- changes in tax laws;

- domestic and international economic factors unrelated to our performance; and

- all other risk factors addressed elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2024.

Moreover, although shares of Series A Preferred Stock and Series B Preferred Stock are listed on The Nasdaq Global Market, there can be no assurance that the trading volume for shares will provide sufficient liquidity for holders to sell their shares at the time of their choosing or that the trading price for shares will equal or exceed the price paid for the shares. Because the shares of Series A Preferred Stock and Series B Preferred Stock carry a fixed dividend rate, the trading price in the secondary market will be influenced by changes in interest rates and will tend to move inversely to changes in interest rates. In particular, an increase in market interest rates may result in higher yields on other financial instruments and may lead purchasers of shares of Series A Preferred Stock and Series B Preferred Stock to demand a higher yield on their purchase price, which could adversely affect the market price of those shares. An increase in interest rates available to investors could also reduce the value of our common stock.

We currently do not pay cash distributions on our common stock and we may be unable to pay or maintain cash distributions in the future or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders, and we currently do not pay cash distributions on our common stock. Distributions will be based principally on cash available from our operations. The amount of cash available for distributions is affected by many factors, such as income from our properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We cannot assure a stockholder that we will be able to pay distributions or that distributions will increase over time with respect to our capital stock. Our actual results may differ significantly from the assumptions used by our Board in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to qualify or maintain our qualification as a REIT, which may materially adversely affect a stockholder's investment.

The limit on the number of shares a person may own may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted (prospectively or retroactively) by the Board, no person may own more than 9.8% in value of the aggregate of our outstanding shares of our capital stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of our capital stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock.

The terms of our Series A Preferred Stock, Series B Preferred Stock, and the terms of other preferred stock we may issue, may discourage a third- party from acquiring us in a manner that might result in a premium price to stockholders.

The change of control conversion and redemption features of the Series A Preferred Stock and Series B Preferred Stock may make it more difficult for a party to acquire us or discourage a party from seeking to acquire us. Upon the occurrence of a change of control, holders of Series A Preferred Stock and Series B Preferred Stock will, under certain circumstances, have the right to convert some of or all their shares of Series A Preferred Stock and Series B Preferred Stock into shares of our common stock (or equivalent value of alternative consideration) and under these circumstances we will also have a change of control redemption right to redeem shares of Series A Preferred Stock and Series B Preferred Stock. Upon exercise of this conversion right, the holders will be limited to a maximum number of shares of our common stock pursuant to a predetermined ratio. These features of the Series A Preferred Stock and Series B Preferred Stock may have the effect of discouraging a third-party from seeking to acquire us or of delaying, deferring or preventing a change of control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests. We may also issue other classes or series of preferred stock that could also have the same effect.

We have a classified board, which may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

The Board is divided into three classes of directors. At each annual meeting, directors of one class are elected to serve until the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. The classification of our directors may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might result in a premium price for our stockholders.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include, but are not limited to, a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

• any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

• an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of, directly or indirectly, 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

• 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

• two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of directors prior to the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than actions arising under federal securities laws; (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law (the "MGCL"), or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL, our charter or our bylaws; or (c) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Our bylaws also provide that unless we consent in writing, none of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland and the federal district courts are, to the fullest extent permitted by law, the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving these matters in other jurisdictions.

Certain provisions in our bylaws and agreements may deter, delay or prevent a change in our control.

Provisions contained in our bylaws may deter, delay or prevent a change in control of our Board, including, for example, provisions requiring qualifications for an individual to serve as a director and a requirement that certain of our directors be "Managing Directors" and other directors be "Independent Directors", as defined in our governing documents. Such provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise result in a premium for our stockholders.

Maryland law limits the ability of a third-party to buy a large stake in us and exercise voting power in electing directors, which may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

The Maryland Control Share Acquisition Act provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition of issued and outstanding control shares. The Maryland Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

The stockholder rights plan adopted by our Board may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

Our Board previously adopted a stockholder rights plan, with an original expiration date of May 18, 2023, extended to May 18, 2026 pursuant to that certain Amendment No. 1 Rights Agreement, dated as of May 18, 2020, with Computershare Trust Company, N.A., as rights agent (the "Rights Agent"), dated of May 18, 2023 by and between us and the Rights Agent. In connection with the stockholder rights plan, in December 2020, we paid a dividend of one common share purchase right (the "Rights") for each share of our common stock outstanding as authorized by our Board in its discretion. The Rights may expire sooner than May 18, 2026 if the Rights are previously redeemed, exchanged or terminated, or if our common stock is listed on NYSE or NASDAQ, 364 days from the commencement of trading. If a person or entity, together with its affiliates and associates, acquires beneficial ownership of 2.0% or more of our then outstanding common stock, subject to certain exceptions, each Right would entitle its holder (other than the acquirer, its affiliates and associates) to purchase additional shares of our common stock at a substantial discount to the then current per share estimated net asset value. In addition, under certain circumstances, we may exchange the Rights (other than Rights beneficially owned by the acquirer, its affiliates and associates), in whole or in part, for shares of common stock on a one-for-one basis. The stockholder rights plan could make it more difficult for a third-party to acquire us or a large block of our common stock without the approval of our Board, which may discourage a third-party from acquiring us in a manner that might result in a premium price to our stockholders.

Our business and operations could suffer if our operations experiences system failures or cyber incidents or a deficiency in cybersecurity.

Our internal information technology networks and related systems (as well as those of our tenants, operators and other third-party operators of our healthcare facilities) are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by these disruptions.

As reliance on technology has increased, so have the risks posed to those systems. We must continuously monitor and develop their networks and information technology to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses, and social engineering, such as phishing. We are continuously working, including with the aid of third-party service providers, to install new, and to upgrade existing, network and information technology systems, to create processes for risk assessment, testing, prioritization, remediation, risk acceptance, and reporting, and to provide awareness training around phishing, malware and other cyber risks to ensure that our operations are protected against cyber risks and security breaches. However, these upgrades, processes, new technology and training may not be sufficient to protect us from all risks. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques and technologies (including artificial intelligence) used in attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases, attempted attacks and intrusions are designed not to be detected and, in fact, may not be detected. Such attacks also may be further enhanced in frequency or effectiveness through threat actors' use of artificial intelligence.

The remediation costs and lost revenues experienced by a subject of an intentional cyberattack or other event which results in unauthorized third-party access to systems to disrupt operations, corrupt data or steal confidential information may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of revenues and litigation, caused by any breaches. Additionally, any failure to adequately protect against unauthorized or unlawful processing of personal data, or to take appropriate action in cases of infringement may result in significant penalties under privacy law.

Furthermore, a security breach or other significant disruption involving our information technology networks could:

* result in misstated financial reports, violations of loan covenants, missed reporting deadlines or missed permitting deadlines;

* affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;

* result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information (including information about our tenant operators and other third-party operators of our healthcare facilities, as well as the patients or residents at those facilities), which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

* result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;

* require significant management attention and resources to remedy any damages that result;

* subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

* adversely impact our reputation among our tenants, operators and investors generally.

Although we intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient. Further, while we carry cyber liability insurance, such insurance may not be adequate to cover all losses related to such events.

We depend on our OP and its subsidiaries for cash flow and are structurally subordinated in right of payment to the obligations of our OP and its subsidiaries.

We conduct, and intend to continue conducting, all of our business operations through our OP, and, accordingly, we rely on distributions from our OP and its subsidiaries to provide cash to pay our obligations. There is no assurance that our OP or its subsidiaries will be able to, or be permitted to, pay distributions to us that will enable us to pay dividends and other distributions to our stockholders and meet our other obligations. Each of our OP's subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from these entities. In addition, any claims we may have will be structurally subordinated to all existing and future liabilities and obligations of our OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our OP and its subsidiaries will be available to satisfy the claims of our creditors or to pay dividends and other distributions to our stockholders only after all the liabilities and obligations of our OP and its subsidiaries have been paid in full.

U.S. Federal Income Tax Risks

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and potentially state and local tax.

We elected to be taxed as a REIT, commencing with our taxable year ended December 31, 2013, and intend to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes. However, we may terminate our REIT qualification inadvertently or if the Board determines that doing so is in our best interests. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We have structured, and intend to continue structuring, our activities in a manner designed to satisfy all the requirements to qualify as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, including tax counsel, as to our eligibility to remain qualified as a REIT is not binding on the Internal Revenue Service (the "IRS") and is not a guarantee that we will continue to qualify as a REIT. Accordingly, we cannot be certain that we will be successful in operating so that we can remain qualified as a REIT. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to satisfy all requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to continue to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at the corporate rate. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional entity-level tax liability. In addition, amounts paid to stockholders that are treated as dividends for U.S. federal income tax purposes would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If we lose our REIT qualification, we might be required to borrow funds or liquidate some investments in order to pay the applicable taxes.

Even as a REIT, in certain circumstances, we may incur tax liabilities that would reduce our cash available for distribution to our stockholders.

Even as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT and that do not meet a safe harbor available under the Code (a "prohibited transaction" under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect), we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gains we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and seek a refund of such tax. We also will be subject to corporate tax on any undistributed REIT taxable income. We also may be subject to state and local taxes on our income or property, including franchise, payroll and transfer taxes, either directly or at the level of the OP or at the level of the other companies through which we indirectly own our assets, such as any TRSs, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash flow.

To qualify as a REIT, we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we make with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings while we qualify as a REIT, it is possible that we might not always be able to do so.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We will use commercially reasonable efforts to structure any sale-leaseback transaction we enter into so that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, the IRS may challenge this characterization. In the event that any sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to the property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to continue to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Certain of our business activities are potentially subject to the prohibited transaction tax.

For so long as we qualify as a REIT, our ability to dispose of property during the first few years following acquisition may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT and provided we do not meet a safe harbor available under the Code, we will be subject to a 100% penalty tax on the net income from the sale or other disposition of any property (other than foreclosure property) that we own, directly or indirectly through any subsidiary entity, including the OP, but generally excluding TRSs, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We intend to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a TRS (but such TRS will incur corporate rate income taxes with respect to any income or gain recognized by it), (b) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or indirectly through any subsidiary, will be treated as a prohibited transaction, and (c) structuring certain dispositions of our properties to comply with the requirements of the prohibited transaction safe harbor available under the Code for properties that, among other requirements, have been held for at least two years. Despite our present intention, no assurance can be given that any particular property we own, directly or through any subsidiary entity, including the OP, but generally excluding TRSs, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

TRSs are subject to corporate-level taxes and our dealings with TRSs may be subject to a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% (25% for taxable years beginning prior to January 1, 2018) of the gross value of a REIT's assets may consist of stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross income from operations pursuant to management contracts. We lease our SHOPs that are "qualified health care properties" to one or more TRSs which, in turn, contract with independent third-party management companies to operate those qualified health care properties on behalf of those TRSs. In addition, we may use one or more TRSs generally to hold properties for sale in the ordinary course of a trade or business or to hold assets or conduct activities that we cannot conduct directly as a REIT. A TRS is subject to applicable U.S. federal, state, local and foreign income tax on its taxable income, as well as limitations on the deductibility of its interest expenses. In addition, the Code imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

If the OP failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

If the IRS were to successfully challenge the status of the OP as a partnership or disregarded entity for U.S. federal income tax purposes, the OP would be taxable as a corporation. In such event, this would reduce the amount of distributions that the OP could make to us. This also would result in our failing to qualify as a REIT, and we would become subject to a corporate-level tax on our income. This substantially would reduce our cash available to pay dividends and other distributions to our stockholders. In addition, if any of the partnerships or limited liability companies through which the OP owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, the partnership or limited liability company would be subject to taxation as a corporation, thereby reducing distributions to the OP. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our REIT qualification.

If our qualified health care properties are not properly leased to a TRS or the managers of those qualified health care properties do not qualify as "eligible independent contractors," we could fail to qualify as a REIT.

In general, under the REIT rules, we cannot directly operate any of our seniors housing properties that are qualified health care properties and can only indirectly participate in the operation of qualified health care properties on an after-tax basis by leasing those properties to independent health care facility operators or to TRSs. A qualified health care property is any real property (and any personal property incident to that real property), which is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facilities, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and is operated by a provider of those services that is eligible for participation in the Medicare program with respect to that facility. Furthermore, rent paid by a lessee of a qualified health care property that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. However, a TRS that leases qualified health care properties from us will not be treated as a related party tenant with respect to our qualified health care properties that are managed by an eligible independent contractor.

An eligible independent contractor is an independent contractor that, at the time such contractor enters into a management or other agreement with a TRS to operate a qualified health care property, is actively engaged in the trade or business of operating qualified health care properties for any person not related to us or the TRS. Among other requirements to qualify as an independent contractor, a manager must not own, directly or applying attribution provisions of the Code, more than 35% of the shares of our outstanding stock (by value), and no person or group of persons can own more than 35% of the shares of our outstanding stock and 35% of the ownership interests of the manager (taking into account only owners of more than 5% of our shares and, with respect to ownership interest in such managers that are publicly traded, only holders of more than 5% of such ownership interests). The ownership attribution rules that apply for purposes of the 35% thresholds are complex. There can be no assurance that the levels of ownership of our shares by our managers and their owners will not be exceeded.

If our leases with TRSs are not respected as true leases for U.S. federal income tax purposes, we likely would fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rent paid by TRSs to the OP pursuant to the lease of our qualified healthcare properties will constitute a substantial portion of our gross income. For that rent to qualify as rents from real property for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.

We may choose to make distributions partly in cash and partly in shares of our common stock, in which case our stockholders may be required to pay U.S. federal income taxes in excess of the cash portion of such distributions they receive.

In connection with our qualification as a REIT, we are required to distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. The IRS has issued Revenue Procedures authorizing elective cash/stock distributions to be made by "publicly offered REITs," like us, in order to satisfy this requirement, provided that at least 20% of the aggregate amount of a distribution to stockholders is paid in cash and certain other parameters detailed in the Revenue Procedures are satisfied. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay U.S. federal income taxes with respect to such distributions in excess of the cash portion of the distribution received.

Accordingly, U.S. stockholders receiving a distribution partly in cash and partly in shares of our common stock may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the shares that it receives as part of the distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the value of the shares at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. Because there is no established trading market for shares of our common stock, stockholders may not be able to sell shares of our common stock to pay taxes owed on dividend income.

Our current distribution policy with respect to distributions on shares of our common stock is to pay such distributions solely in shares of our common stock. Such distributions are not taxable to our stockholders.

The taxation of distributions can be complex; however, distributions to stockholders that are treated as dividends for U.S. federal income tax purposes generally will be taxable as ordinary income, which may reduce our stockholders' after-tax anticipated return from an investment in us.

Amounts that we pay to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be treated as dividends for U.S. federal income tax purposes and will be taxable as ordinary income. Noncorporate stockholders are entitled to a 20% deduction with respect to these ordinary REIT dividends which would, if allowed in full, result in a maximum effective U.S. federal income tax rate on these ordinary REIT dividends of 29.6% (or 33.4% including the 3.8% surtax on net investment income); however, the 20% deduction will end after December 31, 2025.

However, a portion of the amounts that we pay to our stockholders generally may (a) be designated by us as capital gain dividends taxable as long-term capital gain to the extent that such portion is attributable to net capital gain recognized by us, (b) be designated by us as qualified dividend income, taxable at capital gains rates, to the extent that such portion is attributable to dividends we receive from TRSs, or (c) constitute a return of capital to the extent that such portion exceeds our accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to qualified dividend income, the current maximum U.S. federal tax rate applicable to U.S. noncorporate stockholders is 20% (or 23.8% including the 3.8% surtax on net investment income). Dividends payable by REITs, however, generally are not eligible for this reduced rate and, as described above, through December 31, 2025, will be subject to an effective rate of 29.6% (or 33.4% including the 3.8% surtax on net investment income). Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including shares of our stock. Tax rates could be changed in future legislation. A return of capital is not taxable but has the effect of reducing the tax basis of a stockholder's investment in shares of our stock. Amounts paid to our stockholders that exceed our current and accumulated earnings and profits and a stockholder's tax basis in shares of our stock generally will be taxable as capital gain.

Our stockholders may have tax liability on distributions that they elect to reinvest in shares of our common stock, but they would not receive the cash from such distributions to pay such tax liability.

Stockholders who participate in the DRIP generally will be deemed to receive distributions in an amount equal to the fair market value of the shares of our common stock received on the date of distribution, regardless of whether such shares were purchased at a discount to fair market value, and will be taxed on any such distribution to the extent it was not a tax-free return of capital. As a result, unless a stockholder is a tax-exempt entity, it may have to use funds from other sources to pay its tax liability on the distributions reinvested in shares of our common stock pursuant to the DRIP.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage the risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, or in certain cases to hedge previously acquired hedges entered into to manage risks associated with property that has been disposed of or liabilities that have been extinguished, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of the TRS.

Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities.

To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than securities that qualify for the 75% asset test and securities of qualified REIT subsidiaries and TRSs) generally cannot exceed 10% of the outstanding voting securities of any one issuer, 10% of the total value of the outstanding securities of any one issuer, or 5% of the value of our assets as to any one issuer. In addition, no more than 20% of the value of our total assets may consist of stock or securities of one or more TRSs and no more than 25% of our assets may consist of publicly offered REIT debt instruments that do not otherwise qualify under the 75% asset test. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate assets from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT.

The ability of the Board to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that the Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. While we intend to maintain our qualification as a REIT, we may terminate our REIT election if we determine that qualifying as a REIT is no longer in our best interests. If we cease to be a REIT, we would become subject to corporate-level U.S. federal income tax on our taxable income (as well as any applicable state and local corporate tax) and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the value of shares of our stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility, and reduce the value of shares of our stock.

Changes to the tax laws may occur, and any such changes could have an adverse effect on an investment in shares of our stock or on the market value or the resale potential of our assets. Our stockholders are urged to consult with an independent tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our stock.

Although REITs generally receive better tax treatment than entities taxed as non-REIT "C corporations," it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a non-REIT "C corporation." As a result, our charter provides the Board with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a non-REIT "C corporation," without the vote of our stockholders. The Board has duties to us and could only cause such changes in our tax treatment if it determines that such changes are in our best interests.

The share ownership restrictions for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in shares of our stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of the issued and outstanding shares of our stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns shares of our stock under this requirement. Additionally, at least 100 persons must beneficially own shares of our stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT while we so qualify. Unless exempted by the Board, for so long as we qualify as a REIT, our charter prohibits, among other limitations on ownership and transfer of shares of our stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate outstanding shares of our stock and more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of the outstanding shares of our stock. The Board may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of the 9.8% ownership limit would result in the termination of our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if the Board determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions is no longer required in order for us to continue to so qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for shares of our stock or otherwise be in the best interests of the stockholders.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on dividends and other distributions received from us and upon the disposition of shares of our stock.

Subject to certain exceptions, amounts paid to non-U.S. stockholders will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business. Capital gain distributions attributable to sales or exchanges of "U.S. real property interests" ("USRPIs"), generally will be taxed to a non-U.S. stockholder (other than a "qualified foreign pension fund," certain entities wholly owned by a qualified foreign pension fund and certain foreign publicly-traded entities) as if such gain were effectively connected with a U.S. trade or business. However, a capital gain distribution will not be treated as effectively connected income if (a) the distribution is received with respect to a class of stock that is "regularly traded," as defined in applicable Treasury regulations on an established securities market located in the United States and (b) the non-U.S. stockholder does not own more than 10% of such class of our stock at any time during the one-year period ending on the date the distribution is received.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI . Shares of our stock will not constitute a USRPI so long as we are a "domestically-controlled qualified investment entity." A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT's stock is held directly or indirectly by non-U.S. stockholders. Recently proposed regulations would apply special look-through rules to certain U.S. corporate stockholders in determining whether a REIT is domestically controlled. We believe that we currently are, but there can be no assurance that we will continue to be, a domestically-controlled qualified investment entity.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges shares of our stock, gain arising from such a sale or exchange would not be subject to U.S. taxation as a sale of a USRPI if (a) the shares are of a class of our stock that is "regularly traded," as defined by applicable Treasury regulations, on an established securities market, and (b) such non-U.S. stockholder owned, actually and constructively, 10% or less of the outstanding shares of such class of stock at all times during the shorter of (x) five-year period ending on the date of the sale and (y) the period during which the non-U.S. stockholders held such shares of our stock.

Potential characterization of dividends and other distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a "pension-held REIT," (b) a tax-exempt stockholder has incurred (or is deemed to have incurred) debt to purchase or hold shares of our stock, or (c) a holder of shares of our stock is a certain type of tax-exempt stockholder, dividends on, and gains recognized on the sale of, shares of our stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We understand the importance of preventing, assessing, identifying and managing material risks associated with cybersecurity threats. Cybersecurity processes to assess, identify and manage risks from cybersecurity threats have been incorporated as a part of our overall risk assessment process. On a regular basis we implement into our operations these cybersecurity processes, technologies and controls to assess, identify and manage material risks. Specifically, we engage a third-party information technology and cybersecurity firm to assist with network and endpoint monitoring, cloud system monitoring and assessment of our incident response procedures. Further, we employ periodic penetration testing and tabletop exercises to inform our risk identification and assessment of material cybersecurity threats.

To manage our material risks from cybersecurity threats and to protect against, detect and prepare to respond to cybersecurity incidents, we undertake the below listed activities:

•   monitor emerging data protection laws and implement changes to our processes to comply;

•   conduct periodic data handling and use requirement training for our employees;

•   conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data; and

•   conduct regular phishing email simulations for all employees.

Our incident response plan coordinates the activities that we and our third-party information technology and cybersecurity providers take to prepare to respond and recover from cybersecurity incidents, which include processes to triage, assess severity, investigate, escalate, contain and remediate an incident, as well as to comply with potentially applicable legal obligations.

As part of the above processes, we engage with third party providers to review our cybersecurity program and help identify areas for continued focus, improvement and compliance.

Our processes also include assessing cybersecurity threat risks associated with our use of third-party services providers in normal course of business use, including those in our supply chain or who have access to our tenant and employee data or our systems. Third-party risks are included within our cybersecurity risk management processes discussed above. In addition, we assess cybersecurity considerations in the selection and oversight of our third-party services providers, including due diligence on the third parties that have access to our systems and facilities that house systems and data.

Our Audit Committee of the Board is responsible for oversight of our risk assessment, risk management, disaster recovery procedures and cybersecurity risks. Members of the Board regularly engage in discussions with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Our management is responsible for assessing and managing our material risks from cybersecurity threats. Management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal information technology and cybersecurity personnel and our third-party vendors. Our management team supervises efforts to prevent, detect and mitigate cybersecurity risks and incidents through various means, which may include briefings from both internal and external information technology and cybersecurity personnel, threat intelligence and other information obtained from governmental, public or private sources as well as alerts and reports produced by security tools deployed in our information technology environment.

As of the date of this Annual Report on Form 10-K, we have not encountered risks from cybersecurity threats that have materially affected us, or are reasonably likely to materially affect, our business strategy, results of operations or financial position.

Item 2. Properties

The following table presents certain additional information about the properties we owned as of December 31, 2024:

Portfolio	Number of Properties		Rentable Square Feet	Percent Leased [1][6]		Weighted Average Remaining Lease Term [2]	Gross Asset Value [3]
							(In thousands)
Outpatient Medical Facilities	148		4,716,949	89.7%		6.5	$ 1,381,166
Seniors Housing Operating Properties	45	[4]	3,683,949	78.5%	[5]	N/A	1,082,953
Total Portfolio	193		8,400,898				$ 2,464,119

_____

(1) Inclusive of leases signed but not yet commenced as of December 31, 2024.

(2) Weighted-average remaining lease term in years is calculated based on square feet as of December 31, 2024.

(3) Gross asset value represents total real estate investments, at cost ($2.5 billion total as of December 31, 2024), net of gross market lease intangible liabilities ($22.8 million total as of December 31, 2024). Cumulative impairment charges are already reflected within gross asset value.

(4) Includes one parcel of land with a total gross asset value of $0.6 million.

(5) Weighted by unit count as of December 31, 2024. As of December 31, 2024, we had 3,919 rentable units in our SHOP segment. The SHOP segment excludes one closed SHOP with 39 rentable units, one SHOP with 20 units under renovation and one land parcel.

(6) Percentage leased for the OMF segment is presented as of the end of the period shown; percentage leased for the SHOP segment is presented for the duration of the period shown.

N/A Not applicable.

The following table details the geographic distribution, by state, of our portfolio as of December 31, 2024:

State	Number of Properties [1]	Annualized Rental Income [2]	Annualized Rental Income %	Rentable Square Feet	Rentable Square Feet %	Rentable Units in SHOP Segment
		(In thousands)				
Alabama	—	$ —	— %	—	— %	—
Arizona	14	10,170	3.1 %	509,806	6.1 %	—
Arkansas	3	15,315	4.7 %	248,783	3.0 %	299
California	7	14,874	4.6 %	366,613	4.4 %	156
Colorado	3	1,771	0.5 %	67,133	0.8 %	—
Florida	22	68,754	21.2 %	1,099,729	13.1 %	812
Georgia	16	33,502	10.4 %	802,179	9.5 %	624
Idaho	—	—	— %	—	— %	—
Illinois	16	19,601	6.1 %	530,955	6.3 %	317
Indiana	11	5,672	1.8 %	225,861	2.7 %	—
Iowa	11	29,175	9.0 %	505,781	6.0 %	583
Kansas	1	3,471	1.1 %	49,360	0.6 %	71
Louisiana	1	—	— %	17,830	0.2 %	—
Maryland	1	1,046	0.3 %	36,260	0.4 %	—
Massachusetts	3	948	0.3 %	36,563	0.4 %	—
Michigan	11	18,133	5.6 %	404,434	4.8 %	291
Minnesota	1	1,098	0.3 %	36,375	0.4 %	—
Mississippi	3	1,515	0.5 %	73,859	0.9 %	—
Missouri	2	8,934	2.8 %	96,016	1.1 %	146
Nevada	2	3,291	1.0 %	86,342	1.0 %	—
New Jersey	1	734	0.2 %	25,164	0.3 %	—
New York	5	2,908	0.9 %	136,982	1.6 %	—
North Carolina	3	1,737	0.5 %	90,650	1.1 %	—
Ohio	5	7,934	2.5 %	172,085	2.0 %	—
Oklahoma	2	1,084	0.3 %	47,407	0.6 %	—
Oregon	6	10,699	3.3 %	322,354	3.8 %	252
Pennsylvania	16	37,524	11.6 %	1,413,595	16.8 %	289
South Carolina	2	1,103	0.3 %	52,527	0.6 %	—
Tennessee	3	3,473	1.1 %	175,669	2.1 %	—
Texas	6	4,173	1.3 %	282,120	3.4 %	—
Virginia	1	1,633	0.3 %	62,165	0.7 %	—
Washington	1	2,031	0.6 %	52,900	0.6 %	—
Wisconsin	13	11,270	3.5 %	373,401	4.4 %	79
Total	192	$ 323,573	100 %	8,400,898	100 %	3,919

_____

(1) Includes one land parcel located in Iowa.

(2) Annualized rental income on a straight-line basis for the leases in place in the property portfolio as of December 31, 2024, which includes tenant concessions such as free rent, as applicable, as well as annualized gross revenue from our SHOPs based off the fourth quarter of 2024.

Future Minimum Lease Payments

The following table presents future minimum base rental cash payments due to us (excluding our SHOP segment) over the next ten years and thereafter as of December 31, 2024. The SHOP segment is excluded as the leased units with residents are generally for annual periods or month-to-month. These amounts exclude tenant reimbursements and contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to performance thresholds and increases in annual rent based on exceeding certain economic indexes, among other items.

(In thousands)	Future Minimum Base Rent Payments
2025	$ 102,490
2026	98,736
2027	89,887
2028	76,345
2029	66,636
2030	60,069
2031	54,372
2032	47,926
2033	37,945
2034	34,844
Thereafter	80,678
	$ 749,928

Future Lease Expirations Table

The following is a summary of lease expirations for the next ten years at the properties we owned (excluding our SHOP segment) as of December 31, 2024:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income [1]	Annualized Rental Income as a Percentage of the Total Portfolio	Leased Rentable Square Feet	Percent of Portfolio Rentable Square Feet Expiring
		(In thousands)			
2025	59	$ 6,068	7.2%	231,301	6.9%
2026	77	8,019	9.5%	393,347	11.8%
2027	101	12,972	15.4%	547,366	16.4%
2028	61	12,478	14.8%	472,066	14.2%
2029	53	7,460	8.9%	308,304	9.2%
2030	42	6,387	7.6%	259,910	7.8%
2031	16	4,871	5.8%	188,948	5.7%
2032	33	13,975	16.6%	467,067	14.0%
2033	10	2,675	3.2%	106,787	3.2%
2034	65	9,303	11.0%	360,758	10.8%
Total	517	$ 84,208	100.0%	3,335,854	100.0%

_____

(1) Annualized rental income on a straight-line basis for the leases in place in the property portfolio as of December 31, 2024, which includes tenant concessions such as free rent, as applicable.

Property Financings

See _Note 4 — Mortgage Notes Payable, Net_ and _Note 5 — Credit Facilities_ to our Consolidated Financial Statements for property financings as of December 31, 2024 and 2023.

Item 3. Legal Proceedings

We are not a party to, and none of our properties are subject to, any material pending legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

No established public market currently exists for our shares of common stock. Until our shares are listed on a national exchange, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. There is a limited public market for our common stock. Shares of our common stock trade on the over-the-counter market and are quoted on the OTC Pink tier of the OTC Markets under the symbol "HLTC," which quotations are limited and sporadic. Quotations on the OTC Pink reflect inter-dealer prices, without retail markup, mark-down, or commission and may not necessarily represent actual transactions.

Estimated Per-Share Net Asset Value

On March 27, 2024, we published a new Estimated Per-Share NAV equal to $13.00 as of December 31, 2023 (the "Valuation Date") (and $52.00 after reflecting the Reverse Stock Split), which was unanimously adopted by the independent directors of the Board. The Estimated Per-Share NAV of $13.00 fell within the range of the values reported by Kroll, LLC ("Kroll"), an independent third-party real estate advisory firm engaged by us. The range of values provided by Kroll was based on the estimated fair value of our assets less the estimated fair value of our liabilities and the liquidation value of our Series A Preferred Stock and the liquidation value of our Series B Preferred Stock, divided by the number of shares of our common stock outstanding as of December 31, 2023. In determining the Estimated Per-Share NAV of $13.00, the independent directors of the Board considered various factors, including the information provided by Kroll, the impact of the stock dividend that was issued in January 2024 and the fact that properties under contract for sale at December 31, 2023 were valued based on their contract sale prices and without giving consideration to the reinvestment of the sale proceeds. The valuation was performed in compliance with the Institute of Portfolio Alternatives Practice Guideline 2013-01 titled "Valuations of Publicly Registered Non-Listed REITs," issued April 29, 2013. See our Current Report on Form 8-K filed with the SEC on March 29, 2024 for more information on the methodologies and assumptions used to determine, and the limitations and risks of, our updated Estimated Per-Share NAV.

Holders

As of February 21, 2025 we had 28,296,439 shares of common stock outstanding held by a total of 44,877 stockholders of record.

Dividends and Other Distributions

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. As a REIT, we are required to distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains.

The amount of dividends and other distributions payable to our stockholders is determined by the Board and is dependent on a number of factors, including funds available for dividends and other distribution, our financial condition, provisions in our agreements that may restrict our ability to pay dividends and other distributions, capital expenditure requirements, as applicable, requirements of Maryland law and annual dividends and other distribution requirements needed to maintain our status as a REIT under the Code. Our ability to make future cash distributions on our common stock will depend on our future cash flows and indebtedness and may further depend on our ability to obtain additional liquidity, which may not be available on favorable terms, or at all. Dividends and other distribution payments are not assured.

Other information concerning the dividends called for by this item is incorporated herein by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Dividends and Other Distributions.".

Tax Characteristics of Dividends

All common dividends in the years ended December 31, 2024, 2023 and 2022 were issued as stock dividends, which do not represent taxable dividends to shareholders for U.S. federal income tax purposes. All dividends paid on the Series A Preferred Stock and Series B Preferred Stock (first payment was made in January 2022) were considered 100% return of capital for income for tax purposes for the years ended December 31, 2024, 2023 and 2022.

Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Board suspended repurchases under the SRP effective August 14, 2020. No further repurchase requests under the SRP may be made unless and until the SRP is reactivated. We did not repurchase any shares of our common stock during the year ended December 31, 2024. For additional information on the SRP, see *Note 8 — Stockholders' Equity* to our Consolidated Financial Statements.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See "Forward-Looking Statements" elsewhere in this Annual Report on Form 10-K for a description of these risks and uncertainties.

Overview

We are a REIT for U.S. federal income tax purposes. We acquire, own and manage a diversified portfolio of healthcare-related real estate focused on outpatient medical facilities and senior housing operating properties. As of December 31, 2024, we owned 193 properties (including one land parcel) located in 31 states and comprised of 8.4 million rentable square feet.

Substantially all of our business is conducted through the OP and its wholly-owned subsidiaries. Prior to consummation of the Internalization on September 27, 2024, our former Advisor managed our day-to-day business with the assistance of our Property Manager. Prior to the Internalization, the Advisor and Property Manager were under common control with the Advisor Parent and these related parties received compensation and fees for providing services to us. In connection with the Internalization, we internalized our advisory and property management functions with our own dedicated workforce; the Property Manager became our wholly-owned subsidiary as a result of the Internalization. See *Note 1 — Organization* and *Note 9 — Related Party Transactions and Arrangements* to our Consolidated Financial Statements for additional information. Effective September 30, 2024, we also effected the Reverse Stock Split.

We operate in two reportable business segments for management and financial reporting purposes: OMFs and SHOPs. All of our properties across both business segments are located throughout the United States. In our OMF operating segment, we own, manage and lease single and multi-tenant OMFs where tenants are required to pay their pro rata share of property operating expenses, which may be subject to expense exclusions and floors, in addition to base rent. Our Property Manager or third-party managers manage our OMFs. In our SHOP segment, we invest in seniors housing properties through the RIDEA structure. As of December 31, 2024, we had four eligible independent contractors operating 44 SHOPs.

We declared and issued quarterly dividends entirely in shares of our common stock from October 2020 through January 2024. We do not intend to declare any further stock dividends in the future.

Critical Accounting Policies and Estimates

Set forth below is a summary of the critical accounting policies and estimates that management believes are important to the preparation of our Consolidated Financial Statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Revenue Recognition

Our revenues, which are derived primarily from lease contracts, include rent received from tenants in our OMF segment. As of December 31, 2024, these leases had a weighted average remaining lease term of 6.5 years. Rent from tenants in our OMF segment (as discussed below) is recorded in accordance with the terms of each lease on a straight-line basis over the initial term of the lease. Because many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable for, and include in revenue from tenants on a straight-line basis, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When we acquire a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease modification is executed. We defer the revenue related to lease payments received from tenants in advance of their due dates. Tenant revenue also includes operating expense reimbursements which generally increase with any increase in property operating and maintenance expenses in our OMF segment. In addition to base rent, dependent on the specific lease, tenants are generally required to pay either (i) their pro rata share of property operating and maintenance expenses, which may be subject to expense exclusions and floors, or (ii) their share of increases in property operating and maintenance expenses to the extent they exceed the properties' expenses for the base year of the respective leases. Under ASC 842, we have elected to report combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant, under both ASC 842 and 840, we have reflected them on a net basis.

Our revenues also include resident services and fee income primarily related to rent derived from lease contracts with residents in our SHOP segment, held using a structure permitted under RIDEA. Rental income from residents in our SHOP segment is recognized as earned when services are provided. Residents pay monthly rent that covers occupancy of their unit and basic services, including utilities, meals and some housekeeping services. The terms of the leases are short term in nature, primarily month-to-month.

We defer the revenue related to lease payments received from tenants and residents in advance of their due dates. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating and maintenance expenses related to non-SHOP assets (recorded in revenue from tenants), in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating and maintenance costs of the respective properties.

We continually review receivables related to rent and unbilled rent and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under the leasing standards, we are required to assess, based on credit risk only, if it is probable that we will collect virtually all of the lease payments at lease commencement date and it must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. If we determine that it is probable it will collect virtually all of the lease payments (rent and common area maintenance), the lease will continue to be accounted for on an accrual basis (i.e. straight-line). However, if we determine it is not probable that we will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and a full reserve would be recorded on previously accrued amounts in cases where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in operating revenue from tenants in accordance with current accounting rules, on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

During the years ended December 31, 2024, 2023 and 2022, we recorded reductions in revenue of $1.5 million, $1.2 million and $3.2 million, respectively, related to uncollectible accounts. Approximately $1.3 million of bad debt expense recorded in the year ended December 31, 2022, related to previously disposed properties. There were no significant write-offs related to previously disposed properties during the year ended December 31, 2024 and 2023.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life or improve the productive capacity of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, we evaluate the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the "*Purchase Price Allocation*" section below for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on our operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations during the years ended December 31, 2024, 2023 and 2022. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. We evaluate probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. There were no real estate investments held for sale as of December 31, 2024 and 2023.

Purchase Price Allocation

In both a business combination and an asset acquisition, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. Intangible assets may include the value of in-place leases and above- and below-market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued non-controlling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In allocating the fair value to any assumed or issued non-controlling interests, amounts are recorded at their fair value at the close of business on the acquisition date. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. All acquisitions during the years ended December 31, 2024, 2023 and 2022 were asset acquisitions. We acquired four properties during the year ended December 31, 2024.

For acquired properties with leases classified as operating leases, we allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. We estimate the fair value using data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, market rental rates, discount rates and land values per square foot.

Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates and the value of in-place leases. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 24 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of market rental rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationships, as applicable, is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. We did not record any intangible asset amounts related to customer relationships during the years ended December 31, 2024 and 2023.

Accounting for Leases

Lessor Accounting

We evaluate new leases (by us or by a predecessor lessor/owner) pursuant to ASC 842: Leases to determine lease classification. A lease is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than a major part of the remaining economic useful life of the asset (e.g., equal to or greater than 75%), the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or the asset is so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases would be evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor. As of December 31, 2024 and 2023, we had no leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, we have elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating and maintenance expenses) as a single lease component as an operating lease because (i) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (ii) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed.

Lessee Accounting

We are also the lessee under certain land leases which will continue to be classified as operating leases under transition elections unless subsequently modified. These leases are reflected on the consolidated balance sheets as of December 31, 2024 and 2023, and the rent expense is reflected on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022.

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease, may be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to our operating leases, see *Note 16 — Commitments and Contingencies* to our Consolidated Financial Statements.

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, we review the property for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If an impairment exists, due to the inability to recover the carrying value of a property, we would recognize an impairment loss in the consolidated statements of operations and comprehensive loss to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held for use. For properties held for sale, the impairment loss recorded would equal the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net loss because recording an impairment loss results in an immediate negative adjustment to earnings.

Above-and Below-Market Lease Amortization

Capitalized above-market lease values are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the capitalized below-market lease values are amortized as an increase to revenue from tenants over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below-market rent renewal does not renew, any remaining unamortized amount will be taken into income at that time.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

Recently Issued Accounting Pronouncements

See *Note 2 — Summary of Significant Accounting Policies — Recent Accounting Pronouncements* to our Consolidated Financial Statements for further discussion.

Results of Operations

Below is a discussion of our results of operations for the years ended December 31, 2024 and 2023. See the "Results of Operations" section located under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of our results of operations for the year ended December 31, 2023 and comparisons between December 31, 2023 and 2022.

Comparison of the Years Ended December 31, 2024 and 2023

Net loss attributable to common stockholders was $203.5 million and $86.1 million for the years ended December 31, 2024 and 2023, respectively. The following table shows our results of operations for the years ended December 31, 2024 and 2023 and the year-to-year change by line item of the consolidated statements of operations:

(in thousands)	Year Ended December 31,		Increase (Decrease)	
	2024	2023	$	%
Revenue from tenants	$ 353,794	$ 345,925	$ 7,869	2.3 %
Operating expenses:				
Property operating and maintenance	221,148	217,792	3,356	1.5 %
Impairment charges	24,881	4,676	20,205	NM
Termination fees to related parties	106,650	—	106,650	NM
Operating fees to related parties	19,203	25,527	(6,324)	(24.8)%
Acquisition and transaction related	7,949	545	7,404	NM
General and administrative	22,744	18,928	3,816	20.2 %
Depreciation and amortization	84,067	82,873	1,194	1.4 %
Total expenses	486,642	350,341	136,301	38.9 %
Operating loss before loss on sale of real estate investments	(132,848)	(4,416)	(128,432)	NM
Gain (loss) on sale of real estate investments	9,307	(322)	9,629	NM
Operating loss	(123,541)	(4,738)	(118,803)	NM
Other (expense) income:				
Interest expense	(69,447)	(66,078)	(3,369)	(5.1)%
Interest and other income	1,051	734	317	43.2 %
Gain on extinguishment of debt	392	—	392	NM
Gain (loss) on non-designated derivatives	1,544	(1,995)	3,539	NM
Total other expenses, net	(66,460)	(67,339)	879	1.3 %
Loss before income taxes	(190,001)	(72,077)	(117,924)	(163.6)%
Income tax expense	(262)	(303)	41	13.5 %
Net loss	(190,263)	(72,380)	(117,883)	(162.9)%
Net loss attributable to non-controlling interests	567	82	485	NM
Allocation for preferred stock	(13,799)	(13,799)	—	NM
Net loss attributable to common stockholders	$ (203,495)	$ (86,097)	$ (117,398)	(136.4)%

Net Operating Income

We, through our chief operating decision maker ("CODM"), evaluate the performance of the combined properties in each segment based on total revenues from tenants, less property operating costs. As such, this excludes all other items of expense and income included in the financial statements in calculating net loss (each item discussed separately in *"Other Results of Operations"* below). We use net operating income ("NOI") to assess and compare property level performance and to make decisions concerning the operation of our properties. We believe that NOI is useful as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating expenses and acquisition activity on an unleveraged basis, providing perspective not immediately apparent from consolidated loss before income taxes. NOI presented by us may not be comparable to NOI reported by other REITs that define NOI differently. We believe that in order to facilitate a clear understanding of our operating results, NOI should be examined in conjunction with net income (loss) and net income (loss) attributable to common stockholders (each as determined in accordance with GAAP) as presented in our Consolidated Financial Statements. NOI should not be considered as an alternative to net income (loss) and net income (loss) attributable to common stockholders (each as determined in accordance with GAAP) as an indication of our performance or to cash flows as a measure of our liquidity. A reconciliation of NOI to net income (loss) attributable to common stockholders can be found in <u>Note 15 — Segment Reporting</u> to our Consolidated Financial Statements.

Segment Results — Outpatient Medical Facilities

The following table presents the components of NOI and the period to period change within our OMF segment for the years ended December 31, 2024 and 2023:

(In thousands)	Year Ended December 31, 2024		Year Ended December 31, 2023		Increase (Decrease) to NOI $		Increase (Decrease) to NOI %
Revenue from tenants	$	137,317	$	135,449	$	1,868	1.4 %
Less: Property operating and maintenance		39,201		37,954		1,247	3.3 %
NOI	$	98,116	$	97,495	$	621	0.6 %

	Number of Properties at December 31, 2024	Number of Properties at December 31, 2023	Occupancy[1] for the Years Ended December 31, 2024	Occupancy[1] for the Years Ended December 31, 2023
Total Portfolio	148	156	89.7 %	90.6 %

_____

(1) Occupancy for the OMF segment is presented as of the end of the period shown.

Revenue from tenants primarily reflects contractual rent received from tenants in our OMFs and operating expense reimbursements. These reimbursements generally increase in proportion with the increase in property operating and maintenance expenses in our OMF segment. Pursuant to many of our lease agreements in our OMFs, tenants are required to pay their pro rata share of property operating and maintenance expenses, which may be subject to expense exclusions and floors, in addition to base rent. Property operating and maintenance expenses reflect the costs associated with our OMFs, including real estate taxes, utilities, repairs, maintenance and unaffiliated third-party property management fees.

The OMF NOI increase for the year ended December 31, 2024 over the prior year was primarily driven by the acquisition of four properties in the first quarter of 2024, partially offset by the disposition of 12 OMF properties in the third and fourth quarters of 2024.

Segment Results — Seniors Housing Operating Properties

The following table presents the revenue and property operating and maintenance expense and the period to period change within our SHOP segment for the years ended December 31, 2024 and 2023:

(In thousands)	Year Ended December 31, 2024		Year Ended December 31, 2023		Increase (Decrease) to NOI $		Increase (Decrease) to NOI %
Revenue from tenants	$	216,477	$	210,476	$	6,001	2.9 %
Less: Property operating and maintenance		181,947		179,838		2,109	1.2 %
NOI	$	34,530	$	30,638	$	3,892	12.7 %

	Number of Properties at December 31,		Average Unit Occupancy for the Years Ended December 31,	
	2024	2023	2024	2023
Total communities	45	48	77.4 %	74.4 %

Revenues from tenants within our SHOP segment are generated in connection with rent and services offered to residents depending on the level of care required, as well as fees associated with other ancillary services. Property operating and maintenance expenses relate to the costs associated with staffing to provide care for the residents in our SHOPs, as well as food, marketing, real estate taxes, management fees paid to our third-party operators and costs associated with maintaining the physical site.

The SHOP NOI increase for the year ended December 31, 2024 over the prior year was primarily due to positive trends in revenue driven by occupancy gains, partially offset by higher operating and maintenance expenses, which was primarily attributable to macro inflationary impacts on labor costs.

Other Results of Operations

Impairment Charges

We recorded $24.9 million of impairment charges for the year ended December 31, 2024 related primarily to two held-for-use SHOP properties ($13.4 million) and two held-for-use OMF properties ($11.2 million). We incurred $4.7 million of impairment charges for the year ended December 31, 2023 related to one held-for-use SHOP property and one held-for-use OMF property. See *Note 3 — Real Estate Investments* to our Consolidated Financial Statements for additional information on impairment charges.

Operating Fees to Related Parties

Prior to the consummation of the Internalization, our former Advisor and the Property Manager were paid for asset management and property management services for managing our properties on a day-to-day basis. Following the consummation of the Internalization, we are no longer paying the above-referenced fees to the related parties.

Operating fees to related parties decreased by $6.3 million to $19.2 million for the year ended December 31, 2024 from $25.5 million for the year ended December 31, 2023 as a result of the Internalization.

See *Note 9 — Related Party Transactions and Arrangements* to our Consolidated Financial Statements for additional details regarding our fees and expense reimbursements to our former Advisor.

Termination Fees to Related Parties

We recorded $106.7 million of termination fees to related parties for the year ended December 31, 2024 as a result of our termination of the Advisory Agreement with our former Advisor and transition to self-management through the Internalization, comprised of an internalization fee of $98.2 million, an asset management fee of $5.5 million and a property management fee of $2.9 million. See *Note 1 — Organization* to our Consolidated Financial Statements for additional details regarding the Internalization.

Acquisition and Transaction Related Expenses

Acquisition and transaction related expenses were $7.9 million for the year ended December 31, 2024 and $0.5 million for the year ended December 31, 2023. This increase was primarily due to $5.3 million of advisory, legal and other professional costs and non-recurring employee transition expenses directly related to the Internalization.

General and Administrative Expenses

General and administrative expenses increased by $3.8 million to $22.7 million for the year ended December 31, 2024 compared to $18.9 million for the year ended December 31, 2023. The increase was primarily attributable to employee compensation costs incurred by us after the Internalization and certain severance and other compensation reimbursement payments made to our former Advisor prior to the Internalization.

Depreciation and Amortization Expenses

Depreciation and amortization expense increased by $1.2 million to $84.1 million for the year ended December 31, 2024 from $82.9 million for the year ended December 31, 2023. The increase was primarily attributable to amortization of deferred leasing commissions.

Gain (Loss) on Sale of Real Estate Investments

During the year ended December 31, 2024, we disposed of two SHOPs, 12 OMFs and one land parcel for an aggregate contract sales price of $118.1 million. One of the two disposed SHOPs was previously impaired by $2.1 million in the year ended December 31, 2023. These dispositions resulted in an aggregate gain on sale of $9.3 million in the year ended December 31, 2024.

During the year ended December 31, 2023, we disposed of four SHOPs and one OMF for an aggregate contract sales price of $13.8 million. Two of the four disposed SHOPs were previously impaired by $15.1 million in the year ended December 31, 2022. These dispositions resulted in an aggregate loss on sale of $0.3 million in the year ended December 31, 2023.

See *Note 3 — Real Estate Investments, Net* to our Consolidated Financial Statements for additional information on the dispositions noted above.

Interest Expense

Interest expense increased by $3.4 million to $69.4 million for the year ended December 31, 2024 from $66.1 million for the year ended December 31, 2023. The increase in interest expense was mainly due to higher average balances of amounts outstanding under our indebtedness during the year ended December 31, 2024 as compared to the year ended December 31, 2023. This increase was partially offset by lower weighted average interest rates.

Inclusive of our non-designated interest rate caps, the weighted-average economic interest rate on our total gross borrowings was 5.0% as of both December 31, 2024 and 2023.

Interest and Other Income

Interest and other income includes income from our investment securities and interest income earned on cash and cash equivalents held during the period. Interest and other income was approximately $1.1 million for the year ended December 31, 2024 and approximately $0.7 million for the year ended December 31, 2023. Interest and other income increased in 2024 due to higher interest rates on, and balances of, our cash accounts.

Gain on Extinguishment of Debt

We recorded a $0.4 million gain on extinguishment of debt in 2024 in connection with the repayment of a loan prior to maturity relating to the sale of an OMF.

Gain (Loss) on Non-Designated Derivatives

Gain on non-designated derivative instruments for the years ended December 31, 2024 and 2023 related to interest rate caps that are designed to protect us from adverse interest rate changes in connection with our Fannie Mae Master Credit Facilities and OMF Warehouse Facility, which have variable interest rates.

The gain recorded in the year ended December 31, 2024 was due to increases in forward-interest rate curves, and represents the increase in fair value as well as $6.8 million of cash received from our interest rate caps.

The loss recorded in the year ended December 31, 2023 was due to decreases in forward-interest rate curves, and represents the decrease in fair value as well as $5.6 million of cash received from our interest rate caps.

Income Tax Expense

Income taxes generally relate to our SHOPs, which are leased to our TRS. We recorded income tax expense of $0.3 million for both years ended December 31, 2024 and 2023.

Because of our TRS's recent operating history of losses and the adverse economic impacts from increases in the rate of inflation in recent years on the results of operations of our SHOP assets, we are not able to conclude that it is more likely than not that we will realize the future benefit of our deferred tax assets and recorded a full valuation allowance; thus we have recorded a 100% valuation allowance on our net deferred tax assets through December 31, 2024. If and when we believe it is more likely than not that we will recover our deferred tax assets, we will reverse the valuation allowance as an income tax benefit in our consolidated statements of operations and comprehensive loss.

Allocation for Preferred Stock

Allocation for preferred stock was $13.8 million for the years ended December 31, 2024 and 2023. These amounts represent the allocation of our net income that is related to holders of Series A Preferred Stock and Series B Preferred Stock.

Cash Flows from Operating Activities

The following table presents a reconciliation of our net cash provided by operations from our net loss for the years ended December 31, 2024 and 2023:

(in thousands)	Year Ended December 31,		Increase
Cash flows from operating activities:	**2024**	**2023**	**(Decrease)**
Cash, cash equivalents and restricted cash, beginning of year	$ 91,316	$ 76,538	$ 14,778
Net cash (used in) provided by operating activities	(79,846)	21,624	(101,470)
Net cash provided by (used in) investing activities	63,972	(62,817)	126,789
Net cash (used in) provided by financing activities	(1,347)	55,971	(57,318)
Cash, cash equivalents and restricted cash, end of year	$ 74,095	$ 91,316	$ (17,221)

Cash Flows from Operating Activities

Cash flows from operating activities decreased by $101.5 million during the year ended December 31, 2024 compared to 2023, primarily due to the termination fee incurred in connection with the Internalization in 2024. This was partially offset by higher property NOI in 2024.

Cash Flows from Investing Activities

Cash flows from investing activities increased by $126.8 million during the year ended December 31, 2024 compared to 2023, primarily due to higher disposition volume and lower acquisition volume in 2024.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $57.3 million during the year ended December 31, 2024 compared to 2023, primarily due to lower proceeds from mortgages and credit facilities and higher pay downs on our mortgages in 2024. This was partially offset by higher paydowns on the credit facilities in 2023 and proceeds from the Promissory Note (as defined below) in connection with the Internalization in 2024.

Liquidity and Capital Resources

Our existing principal demands for cash are to fund acquisitions, capital expenditures, the payment of our operating and administrative expenses, debt service obligations (including principal repayment), the repayment of the Promissory Note (as discussed below, which was fully repaid in January 2025) and distributions to holders of our Series A Preferred Stock and Series B Preferred Stock. We closely monitor our current and anticipated liquidity position relative to our current and anticipated demands for cash and believe that we have sufficient current liquidity to meet our financial obligations for at least the next twelve months.

Our future liquidity requirements and available liquidity, however, depend on many factors, such as recent and continuing increases in inflation, labor shortages, supply chain disruptions and higher property insurance, property tax and interest rates, all of which have and may continue to have adverse impacts on our results of operations and thus ultimately our liquidity. Moreover, these adverse impacts may also impact our tenant and residents' ability to pay rent and thus our cash flows. For more information about the risks and uncertainties associated with inflation, labor shortages and labor costs, see the *Inflation* section below and *Part I – Item 1A. Risk Factors* section of this Annual Report on Form 10-K.

We expect to fund our future short-term operating liquidity requirements, including distributions to holders of Series A Preferred Stock and Series B Preferred Stock, through a combination of current cash on hand, net cash provided by our operating activities, potential future advances under our Fannie Mae Master Credit Facilities and OMF Warehouse Facility, net cash provided by our property dispositions (as discussed below) and potential new financings utilizing certain of our currently unencumbered properties.

As of December 31, 2024 and 2023, we had $21.7 million and $46.4 million of cash and cash equivalents, respectively. The Barclays OMF Loan Agreement requires us to maintain a minimum balance of cash and cash equivalents of $12.5 million at all times.

Internalization and Promissory Note

Pursuant to the merger agreement dated August 6, 2024 (the "Internalization Agreement") effecting the Internalization, (i) the outstanding membership interests of our former Advisor were converted into the right to receive from us an internalization fee of $98.2 million and (ii) the Advisor Parent received (x) an asset management fee of $5.5 million, representing the aggregate base management fee that we would have been required to pay to our former Advisor during the remaining three month notice period required to terminate the advisory agreement, and (y) a property management fee of $2.9 million, representing the aggregate management fees that we would have been required to pay to the Property Manager through the current term of the property management agreement, subject to certain other adjustments (collectively, the "Closing Payments" in an aggregate amount of $106.6 million). For more information regarding the Internalization, including the fees paid therewith, see *Note 1 — Organization* and *Note 9 — Related Party Transactions and Arrangements* to our Consolidated Financial Statements.

Because the Closing Payments exceeded our Available Cash (as defined in the Internalization Agreement), we paid the Advisor Parent aggregate cash consideration of $75.0 million (such cash amount, the "Closing Date Cash Consideration"), and we issued to the Advisor Parent an unsecured promissory note (the "Promissory Note") in a principal amount of $30.3 million, equal to the difference between the Closing Date Cash Consideration and the Closing Payments. The Promissory Note was a senior unsecured obligation and ranks equal in right of payment with all of our existing and future indebtedness. As of December 31, 2024, the full principal amount under the Promissory Note was outstanding. In January 2025, we disposed of 11 OMFs for an aggregate contract sales price of $114.4 million and used a portion of the net proceeds to fully repay the outstanding balance on the Promissory Note (including any unpaid interest at the time of payment).

Following the Internalization, we are no longer required to pay asset management and property management fees to the Advisor Parent. We paid total asset management fees of $16.4 million during the year ended December 31, 2024 and total property management fees, including capitalized leasing commissions, of $3.6 million, during the year ended December 31, 2024, exclusive of the asset management fee and property management fee paid to the Advisor Parent as part of the Closing Payments discussed above.

Financings

As of December 31, 2024, our Net Debt to Gross Asset Value ratio (net debt divided by gross asset value) was approximately 45.9%. Net debt totaled $1.1 billion, which represents gross debt ($1.2 billion) less cash and cash equivalents ($21.7 million). Gross asset value totaled $2.5 billion, which represents total real estate investments, at cost ($2.5 billion), net of gross market lease intangible liabilities ($22.8 million). Cumulative impairment charges are reflected within gross asset value.

As of December 31, 2024, we had total gross borrowings of $1.2 billion, at a weighted-average interest rate of 5.40% and a weighted-average remaining term of 4.1 years. The weighted-average interest rate includes the impact of "pay-fixed" swaps that are designated as hedging instruments on a portion of our variable-rate debt, but does not include the impact of our non-designated interest rate caps (discussed below). Inclusive of our non-designated interest rate caps, the weighted-average economic interest rate on our total gross borrowings was 5.0% as of December 31, 2024.

As of December 31, 2024, the carrying value of our real estate investments, at cost was $2.5 billion, with $1.3 billion of this asset value pledged as collateral for mortgage notes payable, $619.0 million of this asset value pledged to secure advances under our credit facilities. These real estate assets are not available to satisfy other debts and obligations, or to serve as collateral with respect to new indebtedness, as applicable, unless the existing indebtedness associated with the property is satisfied or the property is removed from the borrowing base of the credit facilities, which would impact availability thereunder.

Unencumbered real estate investments, at cost as of December 31, 2024 was $533.1 million. There can be no assurance as to the amount of liquidity we would be able to generate from leveraging these unencumbered real estate investments, if we are able to leverage them at all.

Mortgage Notes Payable

As of December 31, 2024, we had $789.6 million in mortgage notes payable outstanding, all of which is either fixed-rate or effectively fixed through our interest rate swap at a weighted-average annual interest rate of 4.56% and a weighted-average remaining term of 5.2 years. Future scheduled principal payments on our mortgage notes payable for 2025 are $0.9 million.

During the year ended December 31, 2024, we entered into the BMO CPC Mortgage Loan in connection with a four-property acquisition also completed in the year ended December 31, 2024. The mortgage has a principal balance of $7.5 million, bears interest at an annual fixed rate of 6.84% and matures in February 2034 with no principal amounts due until that time.

For additional information on our mortgage notes, see Note 4 — *Mortgage Notes Payable, net* to our Consolidated Financial Statements.

Credit Facilities

As of December 31, 2024, we had $362.2 million outstanding under our credit facilities, which bore interest at a weighted-average annual rate of 7.23% and had a weighted-average remaining term of 1.8 years. Inclusive of our non-designated interest rate caps, the weighted average economic interest rate on our credit facilities was 5.94% as of December 31, 2024.

For additional information on our credit facilities, see Note 5 — *Credit Facilities* to our Consolidated Financial Statements.

Non-Designated Interest Rate Caps

Our interest rate caps are used to limit our exposure to interest rate movements on our Fannie Mae Master Credit Facilities for economic purposes; however, we do not elect to apply hedge accounting to these instruments. As of December 31, 2024, we had eight SOFR-based interest rate caps with an aggregate notional amount of $369.2 million, which limits one-month SOFR to 3.50% and have varying maturities through January 2027. Although these interest rate caps are not designated hedging instruments, we consider them economically related to our variable-rate credit facility borrowings.

As SOFR has increased beyond 3.50%, we received cash payments of $6.8 million in the year ended December 31, 2024 and $5.6 million in the year ended December 31, 2023.

We paid total premiums of $1.5 million to renew one cap with an aggregate notional amount of $58.1 million which matured during the year ended December 31, 2024. We also paid a premium of $0.3 million for a new interest rate cap with a notional amount of $7.0 million which matures in January 2027. We have five interest rate caps with a notional amount of $289.4 million which mature in 2025, which represents the next maturing interest rate caps. During the year ended December 31, 2023, we paid premiums of $10.0 million to renew expiring interest rate cap contracts.

Capital Expenditures

During the year ended December 31, 2024, our capital expenditures were $21.9 million, of which $9.0 million related to our OMF segment and $12.9 million related to our SHOP segment. We anticipate a consistent rate of capital expenditures for the OMF and SHOP segments in 2025.

Acquisitions — Year Ended December 31, 2024

During the year ended December 31, 2024, we acquired four single-tenant OMFs for an aggregate contract purchase price of $12.6 million. These acquisitions were funded with $7.5 million of new mortgage debt from our BMO CPC Mortgage Loan and the remainder with cash on hand.

Dispositions — Year Ended December 31, 2024

During the year ended December 31, 2024, we disposed of two SHOPs, 12 OMFs and one land parcel for an aggregate contract sales price of $118.1 million.

Dispositions — Subsequent to December 31, 2024

Subsequent to December 31, 2024, we disposed of 11 OMFs for an aggregate contract sales price of $114.4 million and used a portion of the net proceeds to fully repay the outstanding balance on the Promissory Note (including any unpaid interest at the time of payment) as discussed above.

Share Repurchase Program

We did not repurchase any shares during the years ended December 31, 2024 and 2023.

Non-GAAP Financial Measures

This section discusses certain of the non-GAAP financial measures we use to evaluate our performance, including Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO"). A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measure, which is net income (loss) attributable to common stockholders, are provided below.

We consider FFO and AFFO to be useful supplemental measures for reviewing comparative operating and financial performance because, by excluding the applicable items listed below, FFO and AFFO can help investors compare our operating performance between periods or as compared to other companies. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent, nor are they meant to replace, cash flows from operations and net income or loss as defined by GAAP, and should not be considered alternatives to those measures in evaluating our liquidity or operating performance. Rather, FFO and AFFO should be reviewed in conjunction with these and other GAAP measurements as an indication of our operational performance and are not necessarily indicative of cash available to fund our future cash requirements, including our ability to pay dividends and other distributions to our stockholders. Additionally, our computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other REITs that do not define FFO in accordance with the current National Association of Real Estate Investment Trusts ("NAREIT") definition or that interpret the current NAREIT definition or define AFFO differently than we do.

The methods utilized to evaluate the performance of a publicly registered, non-listed REIT under GAAP should be construed as more relevant measures of operational performance and considered more prominently than the non-GAAP measures, FFO and AFFO, and the adjustments to GAAP in calculating FFO and AFFO.

Funds from Operations

Our Consolidated Financial Statements are presented in accordance with GAAP, utilizing historical cost accounting which, among other things, requires depreciation of real estate investments. As a result, our operating results imply that the value of our real estate investments will decrease predictably over a set time period. However, we believe that the value of our real estate investments will fluctuate over time based on various market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by NAREIT as net income or loss (computed in accordance with GAAP), adjusted for (i) real estate-related depreciation and amortization, (ii) impairment charges on depreciable real property, (iii) gains or losses from sales of depreciable real property and (iv) similar adjustments for non-controlling interests and unconsolidated entities.

We believe that the use of FFO provides a more complete understanding of our operating performance to investors and to management, and when compared year-over-year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses and interest costs, which may not be immediately apparent from net loss.

Adjusted Funds from Operations

We also believe that AFFO is a meaningful supplemental non-GAAP measure of our operating results. We calculate AFFO by further adjusting FFO to reflect the performance of our portfolio for items we believe are not directly attributable to our operations. We believe that AFFO is a beneficial indicator of our ongoing portfolio performance and isolates the financial results of our operations. Our adjustments to FFO to arrive at AFFO include removing the impacts of (i) acquisition and transaction related costs (including certain expenses directly related to the Internalization and the Reverse Stock-Split), (ii) amortization of market-lease intangible assets and liabilities, (iii) adjustments for straight-line rent, (iv) termination fees to related parties, (v) equity-based compensation expense, (vi) depreciation and amortization related to non-real estate related assets, (vii) mark-to-market gains and losses from our non-designated derivatives, (viii) non-cash components of interest expense, (ix) casualty-related charges, (x) gains or losses on extinguishment of debt and (xi) similar adjustments for non-controlling interests and unconsolidated entities. We believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry and is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

The table below reflects the items deducted from or added to net loss attributable to stockholders in our calculation of FFO and AFFO for the periods indicated:

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
Net loss attributable to common stockholders (in accordance with GAAP)	$ (203,495)	$ (86,097)	$ (93,285)
Depreciation and amortization related to real estate assets	79,231	80,057	80,063
Impairment charges	24,881	4,676	27,630
(Gain) loss on sale of real estate investments	(9,307)	322	125
Adjustments for non-controlling interests [1]	(466)	(403)	(490)
FFO (as defined by NAREIT) attributable to common stockholders	(109,156)	(1,445)	14,043
(Accretion) amortization of market lease and other lease intangibles, net	(1,428)	(890)	(625)
Straight-line rent adjustments	(794)	(1,049)	(1,523)
Acquisition and transaction related [2]	7,949	545	1,484
Termination fees to related parties [3]	106,650	—	—
Equity-based compensation	613	919	1,185
Depreciation and amortization on non-real estate assets	4,836	2,816	2,001
Mark-to-market (gains)/losses from derivatives [4]	5,266	7,576	(3,541)
Non-cash components of interest expense [5]	2,247	2,606	5,353
Adjustments for non-controlling interests [1]	(540)	38	10
Gain on extinguishment of debt	(392)	—	—
Casualty-related charges [6]	489	63	209
AFFO attributable to common stockholders	$ 15,740	$ 11,179	$ 18,596

———————

(1) Represents the portion of the adjustments allocable to non-controlling interests.

(2) Includes certain advisory, legal, accounting, information technology, tax and other professional expenses and other non-recurring employee transition expenses of $4.8 million for the year ended December 31, 2024 that were directly related to the Internalization and the Reverse Stock Split. We do not consider these expenses to be indicative of our performance given their unique and non-recurring nature.

(3) Represents the Closing Payments paid in connection with the Internalization. We do not consider such payments to be indicative of our performance given its unique and non-recurring nature.

(4) Presented as total gains or losses from our non-designated derivatives net of cash received.

(5) Non-cash components of interest expense include (i) deferred financing cost amortization, (ii) mortgage discount and premium amortization and (iii) amortized gains or losses from terminated hedging instruments.

(6) Includes labor, supplies and evacuation expenses from natural disasters not covered by insurance.

Dividends and Other Distributions

Dividends on our Series A Preferred Stock are declared quarterly in an amount equal to $1.84375 per share each year ($0.460938 per share per quarter) to holders of Series A Preferred Stock, which is equivalent to 7.375% of per annum in the $25.00 liquidation preference per share of Series A Preferred Stock. Dividends on our Series B Preferred Stock are declared quarterly in an amount equal to $1.78125 per share each year ($0.445313 per share per quarter) to holders of Series B Preferred Stock, which is equivalent to 7.125% of per annum in the $25.00 liquidation preference per share of Series B Preferred Stock. Dividends on the Series A Preferred Stock and Series B Preferred Stock are cumulative and payable quarterly in arrears on the 15th day of January, April, July and October of each year or, if not a business day, the next succeeding business day to holders of record on the close of business on the record date set by our Board and declared by us. Any accrued and unpaid dividends payable with respect to the Series A Preferred Stock or Series B Preferred Stock become part of the liquidation preference thereof.

Since mid-2020, we have not paid cash dividends on our shares of common stock but we issued stock dividends to the holders from October 2020 until January 2024. The stock dividends were declared quarterly using a rate of $3.40 (as adjusted to reflect the Reverse Stock Split) per share per year. The number of shares issued with each dividend is based on the estimated per share asset value in effect on the applicable date. We do not intend to declare further stock dividends in the future.

The following table shows the sources for the payment of distributions to preferred stockholders, including distributions on unvested restricted shares and Common OP Units, but excluding distributions related to Class B Units as these distributions are recorded as an expense in our consolidated statements of operations and comprehensive loss, for the periods indicated. No cash distributions were made to common stockholders, restricted shareholders, holders of Common OP Units or holders of Class B Units in the year ended December 31, 2024.

| | Three Months Ended | | | | | | | | Year Ended | |
| | March 31, 2024 | | June 30, 2024 | | September 30, 2024 | | December 31, 2024 | | December 31, 2024 | |
(In thousands)	Amounts	Percentage of Distributions	Amounts	Percentage of Distributions	Amounts	Percentage of Distributions	Amounts	Percentage of Distributions	Amounts	Percentage of Distributions
Distributions:										
Dividends paid to holders of Series A Preferred Stock	$ 1,834	52.5%	$ 1,834	52.5%	$ 1,833	52.4%	$ 1,832	52.4%	$ 7,333	52.4%
Dividends paid to holders of Series B Preferred Stock	1,616	46.2%	1,616	46.2%	1,617	46.2%	1,617	46.3%	6,466	46.2%
Distributions paid to holders of Series A Preferred Units	46	1.3%	46	1.3%	47	1.3%	45	1.3%	184	1.3%
Total cash distributions	$ 3,496	100.0%	$ 3,496	100.0%	$ 3,497	100.0%	$ 3,494	100.0%	$ 13,983	100.0%
Source of distribution coverage:										
Cash flows provided by operations [1]	$ 2,543	72.7 %	$ 3,496	100.0 %	$ —	— %	$ 3,494	100.0 %	$ —	— %
Available cash on hand [2]	953	27.3 %	—	— %	3,497	100.0 %	—	— %	13,983	100.0 %
Total source of distribution coverage	$ 3,496	100.0 %	$ 3,496	100.0 %	$ 3,497	— %	$ 3,494	100.0 %	$ 13,983	— %
Cash flows provided by operations (in accordance with GAAP)	$ 2,543		$ 8,395		$ (97,778)		$ 6,994		$ (79,846)	
Net loss (in accordance with GAAP)	$ (15,550)		$(116,918)		$ (40,769)		$ (17,026)		$(190,263)	

————————

(1) Assumes the use of available cash flows from operations before any other sources.

(2) Year-to-date total does not equal the sum of the quarters. Each quarter and year-to-date period is evaluated separately for purposes of this table. Cash available cash on hand also includes proceeds from property dispositions and additional secured financings and borrowings under our credit facilities.

For the year ended December 31, 2024, cash flows used in operations were $79.8 million. We had not historically generated sufficient cash flows from operations to fund the payment of dividends and other distributions at the current rate prior to switching from paying cash dividends to stock dividends on our common stock. As shown in the table above, we funded distributions to holders of Series A Preferred Stock, Series B Preferred Stock and Series A Preferred Units with cash flows provided by operations and available cash on hand.

Our ability to pay distributions on our Series A Preferred Stock, Series B Preferred Stock and Series A Preferred Units and other distributions depends on our ability to increase the amount of cash we generate from property operations which in turn depends on a variety of factors, including, but not limited to, our ability to complete acquisitions of new properties and our ability to improve operations at our existing properties. There can be no assurance that we will complete acquisitions on a timely basis or on acceptable terms and conditions, if at all. Our ability to improve operations at our existing properties is also subject to a variety of risks and uncertainties, many of which are beyond our control, and there can be no assurance we will be successful in achieving this objective.

Inflation

We may be adversely impacted by inflation on the leases with tenants in our OMF segment that do not contain indexed escalation provisions, or those leases which have escalations at rates which do not exceed or approximate current inflation rates. As of December 31, 2024, the increase to the 12-month CPI for all items, as published by the Bureau of Labor Statistics, was 3.2%. To help mitigate the adverse impact of inflation, most of our leases with our tenants in our OMF segment contain rent escalation provisions which increase the cash that is due under these leases over time. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on CPI or other measures). Although most of our leases with tenants in our OMF segment contain rent escalation provisions, these rates are generally below the current rate of inflation.

In addition to base rent, depending on the specific lease, OMF tenants are generally required to pay either (i) their pro rata share of property operating and maintenance expenses, which may be subject to expense exclusions and floors, or (ii) their share of increases in property operating and maintenance expenses to the extent they exceed the properties' expenses for the base year of the respective leases. Property operating and maintenance expenses include common area maintenance costs, real estate taxes and insurance. Increased operating costs paid by our tenants under these net leases could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants. Renewals of leases or future leases for our net lease properties may not be negotiated on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, in which event we may have to pay those costs. If we are unable to lease properties on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs.

Leases with residents at our SHOPs typically do not have rent escalations; however, we are able to renew leases at market rates as they mature due to their short-term nature. As inflation rates increase or persist at high levels, the cost of providing medical care at our SHOPs, particularly labor costs, will increase. If we are unable to admit new residents or renew resident leases at market rates, while bearing these increased costs from providing services to our residents, our results of operations may be affected.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our long-term debt, which consists of secured financings, the Fannie Mae Master Credit Facilities and the OMF Warehouse Facility, bear interest at fixed rates and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, caps, collars and treasury rate lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We will not hold or issue these derivative contracts for trading or speculative purposes. As of December 31, 2024, we had entered into eight SOFR-based non-designated interest rate caps with a current notional amount of approximately $369.2 million and one SOFR-based designated interest rate swap with a notional amount of $378.5 million. We do not have any foreign operations and thus we are generally not directly exposed to foreign currency fluctuations.

Mortgage Notes Payable

As of December 31, 2024, all of our mortgages were either fixed-rate ($425.7 million) or variable-rate ($364.0 million), before consideration of interest rate swaps. Our mortgages had a gross aggregate carrying value of $789.6 million and a fair value of $747.5 million as of December 31, 2024. As of December 31, 2023, all of our mortgages were either fixed-rate ($442.9 million) or variable-rate ($378.5 million), before consideration of interest rate swaps. Our mortgages had a gross aggregate carrying value of $821.4 million and a fair value of $787.7 million as of December 31, 2023.

Credit Facilities

Our Fannie Mae Master Credit Facilities and OMF Warehouse Facility are variable-rate. Our Fannie Mae Master Credit Facilities and OMF Warehouse Facility had a gross aggregate carrying amount of $362.2 million and a fair value of $363.0 million as of December 31, 2024. Our Fannie Mae Master Credit Facilities had a gross aggregate carrying amount of $346.3 million and a fair value of $347.0 million, and our MOB Warehouse Facility had a gross carrying value of $14.7 million and a fair value of $14.8 million as of December 31, 2023.

Sensitivity Analysis - Interest Expense

Interest rate volatility associated with all of our variable-rate borrowings affects interest expense incurred and cash flow to the extent they are not fixed via interest rate swap or capped via interest rate cap contracts.

Interest Rate Swaps

As noted above, we have one SOFR-based designated interest rate swap with a notional amount of $378.5 million, which effectively create a fixed interest rate for a portion of our variable-rate debt. This interest rate swap effectively hedges all of our variable rate debt with the exception of our Fannie Mae Master Credit Facilities and OMF Warehouse Facility discussed below.

Interest Rate Caps

We also have entered into eight SOFR-based, non-designated interest rate cap contracts with a current notional amount of $369.2 million as of December 31, 2024, which limits SOFR exposure on our Fannie Mae Master Credit Facilities and OMF Warehouse Facility to 3.50%. The active caps began limiting SOFR during the fourth quarter of 2022 as SOFR rates exceeded the strike price of 3.50% and we are receiving monthly cash payments on these contracts. Because these are non-designated derivatives, the amounts received are included in (loss) gain on non-designated derivatives in our statement of operations and comprehensive loss.

Sensitivity

As of December 31, 2024, we are not currently negatively exposed to rising interest rates. Assuming all other variables besides interest rates remain constant, a 100 basis point increase in variable interest rates would not impact our net interest payments due to our interest rate swaps and effective interest rate caps. Assuming all other variables besides interest rates remain constant, a 100 basis point decrease in variable interest rates would also not impact our swapped debt, and based on the SOFR rate as of December 31, 2024, a 100 basis point decrease would not have a material impact on our net interest payments (inclusive of cash received from our non-designated derivatives included in (loss) gain on non-designated derivatives).

Sensitivity Analysis - Fair Value of Debt

Changes in market interest rates on our debt instruments impacts their fair value, even if it has no impact on interest due on them. For instance, if interest rates rise 100 basis points and the balances on our debt instruments remain constant, we expect the fair value of our obligations to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our debt assumes an immediate 100 basis point move in interest rates from their December 31, 2024 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our debt by $20.5 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our debt by $22.2 million. A 100 basis point increase in market interest rates would result in an increase in the fair value of our designated interest rate swap by $6.4 million. A 100 basis point decrease in market interest rates would result in a decrease in the fair value of our designated interest rate swap by $6.6 million.

These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs, and assuming no other changes in our capital structure. The information presented above includes only those exposures that existed as of December 31, 2024 and does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 is hereby incorporated by reference to our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In accordance with Rules 13a-15(b) and 15d-15(b) of the Exchange Act, our disclosure controls and procedures include internal controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. It should be noted that no system of controls can provide complete assurance of achieving a company's objectives and that future events may impact the effectiveness of a system of controls.

Our Chief Executive Officer and Chief Financial Officer, together with other members of our management, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2024 at a reasonable level of assurance.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on its assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. The effectiveness of our internal control over financial reporting has not been audited by our independent registered public accounting firm because we are a "non-accelerated filer" as defined under SEC rules.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2024, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Trading Plans

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a Code of Business Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. A copy of our Code of Business Conduct and Ethics may be obtained, free of charge, by sending a written request to our executive office: 540 Madison Ave., 27th Floor, New York, NY 10022, Attention: Secretary. Our Code of Business Conduct and Ethics is also publicly available on our website at www.nhpreit.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics to our chief executive officer, chief financial officer, chief accounting officer or controller or persons performing similar functions, we will disclose the nature of the amendment or waiver on that website or in a report on Form 8-K.

We have also adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards applicable to the Company (the "Insider Trading Policy"). Our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders to be filed not later than 120 days after the end of the 2024 fiscal year, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders to be filed not later than 120 days after the end of the 2024 fiscal year, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders to be filed not later than 120 days after the end of the 2024 fiscal year, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders to be filed not later than 120 days after the end of the 2024 fiscal year, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders to be filed not later than 120 days after the end of the 2024 fiscal year, and is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules

1.   Financial Statements:

See the Index to Consolidated Financial Statements at page F-1 of this Annual Report on Form 10-K.

2.   Financial Statement Schedules:

The following financial statement schedule is included herein at page F-42 of this Annual Report on Form 10-K: Schedule III — Real Estate and Accumulated Depreciation.

(b) Exhibits

See Exhibit Index below.

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K):

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated August 6, 2024, by and among the Company, HTI Merger Sub, LLC, Healthcare Trust Advisors, LLC and AR Global Investments, LLC (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2024 and incorporated by reference herein)
3.1	Composite Articles of Amendment and Restatement for the Company (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 12, 2024 and incorporated by reference herein.
3.2	Articles Supplementary of the Company relating to election to be subject to Section 3-803 of the Maryland General Corporation Law, dated November 9, 2017 (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 14, 2017 and incorporated by reference herein)
3.3	Articles Supplementary relating to the designation of shares of 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock, dated December 6, 2019 (filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on December 6, 2019 and incorporated by reference herein)
3.4	Articles Supplementary designating additional shares of 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock, dated September 15, 2020 (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on September 15, 2020 and incorporated by reference herein)
3.5	Articles Supplementary relating to the designation of shares of 7.125% Series B Cumulative Redeemable Perpetual Preferred Stock, dated October 4, 2021 (filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the SEC on October 4, 2021 and incorporated by reference herein)
3.6	Articles of Amendment to the Company's Charter, filed September 26, 2024 (Reverse Stock Split) (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2024 and incorporated by reference herein)
3.7	Articles of Amendment to the Company's Charter, filed September 26, 2024 (Name Change and Par Value Adjustment) (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2024 and incorporated by reference herein)
3.8	Composite Amended and Restated Bylaws of the Company (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 12, 2024 and incorporated by reference herein)
3.9	Amendment No. 3 to the Amended and Restated Bylaws of the Company (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2024 and incorporated by reference herein)
4.1	Agreement of Limited Partnership of the OP, dated as of February 14, 2013 (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed with the SEC on May 14, 2013 and incorporated by reference herein)
4.2	First Amendment, dated December 31, 2013, to the Agreement of Limited Partnership of the OP, dated February 14, 2013 (filed as an exhibit to the Company's Quarterly Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on March 7, 2014 and incorporated by reference herein)
4.3	Second Amendment, dated April 15, 2015, to the Agreement of Limited Partnership of the OP, dated as of February 14, 2013 (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2016 and incorporated by reference herein)
4.4	Third Amendment, dated December 6, 2019, to the Agreement of Limited Partnership of the OP, dated February 14, 2013 (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on December 6, 2019 and incorporated by reference herein)
4.5	Fourth Amendment, dated September 15, 2020, to the Agreement of Limited Partnership of the OP, dated February 14, 2013 (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on September 15, 2020 and incorporated by reference herein)
4.6	Fifth Amendment, dated May 7, 2021, to the Agreement of Limited Partnership of the OP, dated February 14, 2013 (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on May 10, 2021 and incorporated by reference herein)
4.7	Sixth Amendment, dated October 4, 2021, to the Agreement of Limited Partnership of the OP, dated February 14, 2013 (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2021 and incorporated by reference herein)
4.8	Rights Agreement, dated May 18, 2020, between the Company and Computershare Trust Company, N.A., as Rights Agent (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on May 19, 2020 and incorporated by reference herein)
4.9 *	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Exhibit No.	Description
10.1	Amended and Restated Property Management and Leasing Agreement, dated as of February 17, 2017, by and among the Company, the OP and Healthcare Trust Properties, LLC (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on February 17, 2017 and incorporated by reference herein)
10.2	First Amendment, dated as of April 9, 2018, to Amended and Restated Property Management and Leasing Agreement, by and among the Company, the OP and Healthcare Trust Properties, LLC (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2018 and incorporated by reference herein)
10.3	Second Amendment, dated as of November 11, 2021, to Amended and Restated Property Management and Leasing Agreement, by and among the Company, the OP and Healthcare Trust Properties, LLC (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 12, 2021 and incorporated by reference herein)
10.4	Form of Restricted Stock Award Agreement Pursuant to the Employee and Director Incentive Restricted Share Plan of the Company (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 15, 2016 and incorporated by reference herein)
10.5	Master Credit Facility Agreement, dated as of October 31, 2016, by and among the borrowers party thereto and KeyBank National Association (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 10, 2016 and incorporated by reference herein)
10.6	First Amendment to Master Credit Facility, dated April 26, 2017, by among the borrowers party thereto and KeyBank National Association (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 20, 2018 and incorporated by reference herein)
10.7	Reaffirmation, Joinder and Second Amendment to Master Credit Facility, dated October 26, 2017, by among the borrowers party thereto and KeyBank National Association (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 20, 2018 and incorporated by reference herein)
10.8	Master Credit Facility Agreement, dated as of October 31, 2016, by and among the borrowers party thereto and Capital One Multifamily Finance, LLC (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 10, 2016 and incorporated by reference herein)
10.9	Reaffirmation, Joinder and First Amendment to Master Credit Facility, dated March 30, 2017, by among the borrowers party thereto and Capital One Multifamily Finance, LLC (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 20, 2018 and incorporated by reference herein)
10.10	Second Amendment to Master Credit Facility, dated October 26, 2017, by among the borrowers party thereto and Capital One Multifamily Finance, LLC (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 20, 2018 and incorporated by reference herein)
10.11	Third Amendment to Master Credit Facility, dated March 2, 2018, by among the borrowers party thereto and Capital One Multifamily Finance, LLC (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 20, 2018 and incorporated by reference herein)
10.12	Amended and Restated Loan Agreement, dated as of December 20, 2019, by and among the borrower entities party thereto, Capital One, National Association and the other lenders party thereto (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on December 27, 2019 and incorporated by reference herein)
10.13	Amended and Restated Guaranty of Recourse Obligations, dated as of December 20, 2019, by the OP in favor of Capital One, National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on December 27, 2019 and incorporated by reference herein)
10.14	Amended and Restated Hazardous Materials Indemnity Agreement, dated as of December 20, 2019, by the OP and the borrower entities party thereto, for the benefit of Capital One, National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on December 27, 2019 and incorporated by reference herein)
10.15	Amended and Restated Employee and Director Incentive Restricted Share Plan of the Company, effective as of August 31, 2017 (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 14, 2017 and incorporated by reference herein)
10.16	Form of Restricted Stock Award Agreement Pursuant to the Amended and Restated Employee and Director Incentive Restricted Share Plan of the Company (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 14, 2017 and incorporated by reference herein)

Exhibit No.	Description
10.17	Loan Agreement, dated as of December 28, 2017, among the borrower entities party thereto and Capital One, National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2018 and incorporated by reference herein)
10.18	Guaranty of Recourse Obligation, dated as of December 28, 2017, by the OP in favor of Capital One, National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2018 and incorporated by reference herein)
10.19	Hazardous Materials Indemnity Agreement, dated as of December 28, 2017, by the OP and the borrower entities party thereto, for the benefit of Capital One, National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2018 and incorporated by reference herein)
10.20	Loan Agreement, dated as of April 10, 2018, by and among the borrowers party thereto, and KeyBank National Association, as lender (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2018 and incorporated by reference herein)
10.21	Promissory Note A -1, dated as of April 10, 2018, by the borrowers party thereto in favor of KeyBank National Association, as lender (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2018 and incorporated by reference herein)
10.22	Promissory Note A-2, dated as of April 10, 2018, by the borrowers party thereto in favor of KeyBank National Association, as lender (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2018 and incorporated by reference herein)
10.23	Guarantee Agreement, dated as of April 10, 2018, by the OP in favor of KeyBank National Association, as (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2018
10.24	Environmental Indemnity Agreement, dated as of April 10, 2018, by the borrowers party thereto and the OP in favor of KeyBank National Association, as indemnitee (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2018 and incorporated by reference herein)
10.25 *#	Form of Indemnification Agreement with Directors and Officers
10.26	Amended and Restated Senior Secured Revolving Credit Agreement dated as of March 13, 2019 by and among the OP, KeyBank National Association and the other lender parties thereto (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 14, 2019 and incorporated by reference herein)
10.27	First Amendment to Amended and Restated Senior Secured Revolving Credit Agreement entered into as of March 13, 2019 by and among the OP, KeyBank National Association and the other lender parties thereto (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 24, 2020 and incorporated by reference herein)
10.28	Second Amendment to First Amended and Restated Senior Secured Credit Agreement, entered into as of August 10, 2020, among the OP, the Company, the other guarantor parties thereto, KeyBank National Association and the other lenders party thereto (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on August 13, 2020 and incorporated by reference herein)
10.29	Third Amendment to First Amended and Restated Senior Secured Credit Agreement, entered into as of November 12, 2021, among the OP, the Company, the other guarantor parties thereto, KeyBank National Association and the other lenders party thereto (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 12, 2021 and incorporated by reference herein)
10.30	Fourth Amendment to First Amended and Restated Senior Credit Agreement, entered into as of August 11, 2022, among the OP, the Company, the other guarantor parties thereto, KeyBank National Association and the other lenders party thereto (filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 12, 2022 and incorporated by reference herein)
10.31	Loan Agreement dated as of May 24, 2023, among the borrower entities party thereto, Barclays Capital Real Estate Inc., Société Générale Financial Corporation, and KeyBank National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on May 31, 2023 and incorporated by
10.32	Guaranty Agreement dated as of May 24, 2023, by the OP in favor of Barclays Capital Real Estate Inc., Société Générale Financial Corporation, and KeyBank National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on May 31, 2023 and incorporated by reference herein)
10.33	Environmental Indemnity Agreement, dated as of May 24, 2023, by the OP and the borrower entities party thereto, for the benefit of Barclays Capital Real Estate Inc., Société Générale Financial Corporation, and KeyBank National Association (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on May 31, 2023 and incorporated by reference herein)
10.34	Loan Agreement, dates as of December 22, 2023, among the borrower entities thereto and Capital One, National Association (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 15, 2024 and incorporated by reference herein)
10.35	Loan Agreement, dated as of February 22, 2024, among the borrower entities party thereto and Bank of Montreal (filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 15, 2024 and incorporated by reference herein)

Exhibit No.	Description
10.36 [#]	Employment Agreement, dated September 25, 2024, by and between the Company and Michael Anderson (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2024 and incorporated by reference herein)
10.37 [#]	Employment Agreement, dated December 20, 2024, by and between the Company and Scott Lappetito (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on December 20, 2024 and incorporated by reference herein)
19.1 *	Insider Trading Policy of the Company
21.1 *	List of Subsidiaries of the Company
23.1 *	Consent of PricewaterhouseCoopers LLP
31.1 *	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2 *	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 [+]	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Compensation Clawback Policy (furnished as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 15, 2024)
99.1	Second Amended and Restated Share Repurchase Program (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on July 14, 2017 and incorporated by reference herein)
99.2	Amendment to Second Amended and Restated Share Repurchase Program (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on January 29, 2019 and incorporated by reference herein)
99.3	Second Amendment to Second Amended and Restated Share Repurchase Program (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on March 27, 2019 and incorporated by reference herein)
99.4	Third Amendment to Second Amended and Restated Share Repurchase Program (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2019 and incorporated by reference herein)
99.5	Fourth Amendment to Second Amended and Restated Share Repurchase Program (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on August 21, 2019 and incorporated by reference herein)
99.6	Fifth Amendment to Second Amended and Restated Share Repurchase Program (filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on January 9, 2020 and incorporated by reference herein)
101.INS *	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL
101.SCH *	XBRL Taxonomy Extension Schema Document
101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB *	XBRL Taxonomy Extension Label Linkbase Document
101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document
104 *	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

_____

*	Filed herewith
[+]	Furnished herewith
[#]	Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE PROPERTIES, INC.

By /s/ Michael Anderson

Michael Anderson

Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Leslie D. Michelson Leslie D. Michelson	Non-Executive Chair of the Board of Directors, Independent Director	February 27, 2025
/s/ Michael Anderson Michael Anderson	Chief Executive Officer, President and Director (Principal Executive Officer)	February 27, 2025
/s/ Scott M. Lappetito Scott M. Lappetito	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2025
/s/ Elizabeth K. Tuppeny Elizabeth K. Tuppeny	Independent Director	February 27, 2025
/s/ Edward G. Rendell Edward G. Rendell	Independent Director	February 27, 2025
/s/ B.J. Penn B.J. Penn	Independent Director	February 27, 2025
/s/ Edward M. Weil, Jr. Edward M. Weil, Jr.	Director	February 27, 2025

NATIONAL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of National Healthcare Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Healthcare Properties, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocations for Property Acquisitions

As described in Note 2 and 3 to the consolidated financial statements, during the year ended December 31, 2024, the Company completed real estate acquisitions, net of below market lease liabilities assumed, of $13.1 million. For acquired properties with leases classified as operating leases, management allocates the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. Management utilizes various estimates, processes and information to determine the as-if vacant property value. Management estimates the fair value using data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, market rental rates, discount rates, and land values per square foot. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates and the value of in-place leases. Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of market rental rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below- market fixed rate renewal options for below- market leases.

The principal considerations for our determination that performing procedures relating to purchase price allocations for property acquisitions is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of tangible and intangible assets acquired and liabilities assumed; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to capitalization rates, market rental rates, discount rates, and land values per square foot; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the purchase agreements and lease documents; (ii) testing the completeness and accuracy of underlying data used by management in the fair value estimates, and (iii) testing management's process for estimating the fair value of tangible and intangible assets acquired and liabilities assumed, including testing management's projected cash flows and evaluating the accuracy of valuation outputs. Testing management's process included evaluating the appropriateness of the valuation methods and reasonableness of the significant assumptions related to capitalization rates, market rental rates, discount rates, and land values per square foot. Evaluating the reasonableness of the significant assumptions included considering whether these assumptions were consistent with external market data, comparable transactions, and evidence obtained in other areas of the audit. In conjunction with certain purchase price allocations, professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of certain assumptions utilized by management related to capitalization rates, market rental rates, discount rates, and land values per square foot.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 27, 2025

We have served as the Company's auditor since 2019.

NATIONAL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,	
	2024	**2023**
ASSETS		
Real estate investments, at cost:		
Land	$ 190,082	$ 207,987
Buildings, fixtures and improvements	2,012,401	2,120,352
Acquired intangible assets	284,447	293,295
Total real estate investments, at cost	2,486,930	2,621,634
Less: accumulated depreciation and amortization	(725,831)	(681,977)
Total real estate investments, net	1,761,099	1,939,657
Cash and cash equivalents	21,652	46,409
Restricted cash	52,443	44,907
Derivative assets, at fair value	19,206	28,370
Straight-line rent receivable, net	22,841	26,325
Operating lease right-of-use assets	7,480	7,713
Prepaid expenses and other assets	40,033	35,781
Deferred costs, net	21,269	15,997
Total assets	$ 1,946,023	$ 2,145,159
LIABILITIES AND EQUITY		
Mortgage notes payable, net	$ 779,160	$ 808,995
Credit facilities	362,216	361,026
Market lease intangible liabilities, net	6,125	8,165
Accounts payable and accrued expenses (including $30,267 and $295 due to related parties as of December 31, 2024 and 2023, respectively)	89,575	48,356
Operating lease liabilities	8,109	8,038
Deferred rent	7,217	6,500
Distributions payable	3,496	3,496
Total liabilities	1,255,898	1,244,576
Stockholders' Equity		
7.375% Series A cumulative redeemable perpetual preferred stock, $0.01 par value, 4,740,000 authorized as of December 31, 2024 and 2023; 3,977,144 issued and outstanding as of December 31, 2024 and 2023	40	40
7.125% Series B cumulative redeemable perpetual preferred stock, $0.01 par value, 3,680,000 authorized; 3,630,000 issued and outstanding as of December 31, 2024 and 2023	36	36
Common stock, $0.01 par value, 300,000,000 shares authorized, 28,296,439 shares and 27,886,255 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,132	1,115
Additional paid-in capital	2,533,706	2,509,303
Accumulated other comprehensive income (loss)	16,640	23,464
Distributions in excess of accumulated earnings	(1,866,994)	(1,639,804)
Total stockholders' equity	684,560	894,154
Non-controlling interests	5,565	6,429
Total equity	690,125	900,583
Total liabilities and equity	$ 1,946,023	$ 2,145,159

Share and per share data have been adjusted for all periods presented to reflect an one-for-four reverse stock split effective September 30, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue from tenants	$ 353,794	$ 345,925	$ 335,846
Operating expenses:			
Property operating and maintenance	221,148	217,792	213,444
Impairment charges	24,881	4,676	27,630
Termination fees to related parties	106,650	—	—
Operating fees to related parties	19,203	25,527	25,353
Acquisition and transaction related	7,949	545	1,484
General and administrative	22,744	18,928	17,287
Depreciation and amortization	84,067	82,873	82,064
Total expenses	486,642	350,341	367,262
Operating loss before gain on sale of real estate investments	(132,848)	(4,416)	(31,416)
Gain (loss) on sale of real estate investments	9,307	(322)	(125)
Operating loss	(123,541)	(4,738)	(31,541)
Other (expense) income:			
Interest expense	(69,447)	(66,078)	(51,740)
Interest and other income	1,051	734	27
Gain on extinguishment of debt	392	—	—
Gain (loss) on non-designated derivatives	1,544	(1,995)	3,834
Total other expenses, net	(66,460)	(67,339)	(47,879)
Loss before income taxes	(190,001)	(72,077)	(79,420)
Income tax expense	(262)	(303)	(201)
Net loss	(190,263)	(72,380)	(79,621)
Net loss attributable to non-controlling interests	567	82	135
Allocation for preferred stock	(13,799)	(13,799)	(13,799)
Net loss attributable to common stockholders	(203,495)	(86,097)	(93,285)
Other comprehensive (loss) income:			
Unrealized (loss) gain on designated derivatives	(6,824)	(13,446)	51,251
Comprehensive loss attributable to common stockholders	$ (210,319)	$ (99,543)	$ (42,034)
Weighted-average common shares outstanding — Basic and Diluted (1)	28,286,391	28,280,430	28,260,835
Net loss per common share attributable to common stockholders — Basic and Diluted (1)	$ (7.19)	$ (3.04)	$ (3.30)

(1) Retroactively adjusted for the effects of previous stock dividends (see Note 1 — *Organization* for details).

Share and per share data have been adjusted for all periods presented to reflect an one-for-four reverse stock split effective September 30, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2024, 2023 and 2022
(In thousands, except share data)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Accumulated Earnings	Total Stockholders' Equity	Non-controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value						
Balance, December 31, 2021	3,977,144	$ 40	3,630,000	$ 36	24,820,439	$ 993	$ 2,329,839	$ (14,341)	$ (1,282,871)	$ 1,033,696	$ 6,704	$ 1,040,400
Issuance of Series B Preferred stock, net	—	—	—	—	—	—	(42)	—	—	(42)	—	(42)
Share-based compensation, net	—	—	—	—	—	—	1,185	—	—	1,185	—	1,185
Distributions declared in common stock, $0.85 per share	—	—	—	—	1,449,694	58	86,243	—	(86,301)	—	—	—
Dividends declared on Series A Preferred Stock, $1.84 per share	—	—	—	—	—	—	—	—	(7,333)	(7,333)	—	(7,333)
Dividends declared on Series B Preferred stock, $1.78 per share	—	—	—	—	—	—	—	—	(6,466)	(6,466)	—	(6,466)
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	(184)	(184)
Net loss	—	—	—	—	—	—	—	—	(79,486)	(79,486)	(135)	(79,621)
Unrealized loss on designated derivative	—	—	—	—	—	—	—	51,251	—	51,251	—	51,251
Rebalancing of ownership percentage	—	—	—	—	—	—	(166)	—	—	(166)	166	—
Balance, December 31, 2022	3,977,144	40	3,630,000	36	26,270,133	1,051	2,417,059	36,910	(1,462,457)	992,639	6,551	999,190
Share-based compensation, net	—	—	—	—	—	—	919	—	—	919	—	919
Distributions declared in common stock, $0.85 per share	—	—	—	—	1,616,122	64	91,186	—	(91,250)	—	—	—
Dividends declared on Series A Preferred Stock, $1.84 per share	—	—	—	—	—	—	—	—	(7,333)	(7,333)	—	(7,333)
Dividends declared on Series B Preferred Stock, $1.78 per share	—	—	—	—	—	—	—	—	(6,466)	(6,466)	—	(6,466)
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	(185)	(185)
Contributions from non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	284	284
Net loss	—	—	—	—	—	—	—	—	(72,298)	(72,298)	(82)	(72,380)
Unrealized loss on designated derivative	—	—	—	—	—	—	—	(13,446)	—	(13,446)	—	(13,446)
Rebalancing of ownership percentage	—	—	—	—	—	—	139	—	—	139	(139)	—
Balance, December 31, 2023	3,977,144	40	3,630,000	36	27,886,255	1,115	2,509,303	23,464	(1,639,804)	894,154	6,429	900,583
Share-based compensation, net	—	—	—	—	—	—	613	—	—	613	—	613
Distributions declared in common stock, $0.85 per share	—	—	—	—	410,184	17	23,678	—	(23,695)	—	—	—
Dividends declared Series A Preferred Stock, $1.84 per share	—	—	—	—	—	—	—	—	(7,333)	(7,333)	—	(7,333)
Dividends declared on Series B Preferred Stock, $1.78 per share	—	—	—	—	—	—	—	—	(6,466)	(6,466)		(6,466)
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	(185)	(185)
Contributions from non-controlling interest holders	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(189,696)	(189,696)	(567)	(190,263)
Unrealized loss on designated derivative	—	—	—	—	—	—	—	(6,824)	—	(6,824)	—	(6,824)
Rebalancing of ownership percentage	—	—	—	—	—	—	112	—	—	112	(112)	—
Balance, December 31, 2024	3,977,144	$ 40	3,630,000	$ 36	28,296,439	$ 1,132	$ 2,533,706	$ 16,640	$ (1,866,994)	$ 684,560	$ 5,565	$ 690,125

Share and per share data have been adjusted for all periods presented to reflect an one-for-four reverse stock split effective September 30, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (190,263)	$ (72,380)	$ (79,621)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	84,067	82,873	82,064
Amortization of deferred financing costs	3,376	6,702	4,879
(Accretion) amortization of terminated swap	(1,218)	(4,195)	423
Amortization of mortgage premiums and discounts, net	89	91	51
Accretion of market lease and other intangibles, net	(1,428)	(890)	(625)
Bad debt expense	1,515	1,225	3,159
Equity-based compensation	613	919	1,185
(Gain) loss on non-designated derivative instruments	(1,544)	1,995	(3,834)
Cash received from non-designated derivative instruments	6,810	5,580	286
(Gain) loss on sales of real estate investments	(9,307)	322	125
Gain on extinguishment of debt	(392)	—	—
Impairment charges	24,881	4,676	27,630
Deferred tax valuation allowance	2,397	1,165	2,750
Changes in assets and liabilities:			
Straight-line rent receivable	(794)	(1,049)	(1,523)
Prepaid expenses and other assets	(4,443)	(6,069)	(3,036)
Accounts payable, accrued expenses and other liabilities	4,659	83	(2,924)
Deferred rent	1,136	576	(2,694)
Net cash (used in) provided by operating activities	(79,846)	21,624	28,295
Cash flows from investing activities:			
Property acquisitions	(5,606)	(35,261)	(25,538)
Investments in non-designated interest rate caps	(1,709)	(9,962)	—
Capital expenditures	(21,908)	(22,397)	(27,993)
Proceeds from sales of real estate investments	93,195	4,803	11,749
Net cash provided by (used in) investing activities	63,972	(62,817)	(41,782)
Cash flows from financing activities:			
Payments on credit facilities	(5,769)	(200,602)	(2,998)
Proceeds from credit facilities	6,960	34,748	30,000
Proceeds from mortgage notes payable	—	240,000	—
Payments on mortgage notes payable	(18,822)	(1,139)	(6,662)
Proceeds from interest rate swap terminations	—	5,413	—
Payments of deferred financing costs	—	(8,748)	(1,672)
Proceeds from promissory note	30,267	—	—
Proceeds from issuance of Series B Preferred Stock, net	—	—	(42)
Dividends paid on Series A Preferred stock	(7,333)	(7,334)	(7,333)
Dividends paid on Series B Preferred stock	(6,466)	(6,466)	(6,466)
Contributions from non-controlling interest holders	—	284	—
Distributions to non-controlling interest holders	(184)	(185)	(184)
Net cash (used in) provided by financing activities	(1,347)	55,971	4,643
Net change in cash, cash equivalents and restricted cash	(17,221)	14,778	(8,844)
Cash, cash equivalents and restricted cash, beginning of year	91,316	76,538	85,382
Cash, cash equivalents and restricted cash, end of year	$ 74,095	$ 91,316	$ 76,538

NATIONAL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash, cash equivalents, end of period	$ 21,652	$ 46,409	$ 53,654
Restricted cash, end of period	52,443	44,907	22,884
Cash, cash equivalents and restricted cash, end of period	$ 74,095	$ 91,316	$ 76,538
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 61,038	$ 63,720	$ 45,042
Cash paid for income and franchise taxes	416	454	566
Non-cash investing and financing activities:			
Common stock issued through stock dividends	23,695	91,250	86,301
Mortgages issued with acquisition of real estate investments	7,500	—	—
Accrued capital expenditures	455	2,902	—
Accrued offering costs on Series B Preferred Stock	—	—	78
Proceeds from real estate sales used to repay mortgage notes payable	20,370	2,663	—
Mortgage notes payable repaid with proceeds from real estate sales	(20,370)	(2,663)	—
Proceeds from real estate sales used to repay amounts outstanding under the Prior Credit Facility	—	5,167	—
Amounts outstanding under the Prior Credit Facility repaid with proceeds from real estate sales	—	(5,167)	—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Organization

National Healthcare Properties, Inc. (formerly known as Healthcare Trust, Inc.) (including, as required by context, National Healthcare Properties Operating Partnership, L.P. (the "OP") and its subsidiaries, the "Company") is a real estate investment trust ("REIT") for U.S. federal income tax purposes. The Company acquires, owns and manages a diversified portfolio of healthcare-related real estate, focused on outpatient medical facilities ("OMFs") and senior housing operating properties ("SHOPs").

As of December 31, 2024, the Company owned 193 properties (including one land parcel) located in 31 states and comprised of 8.4 million rentable square feet.

Substantially all of the Company's business is conducted through the OP and its wholly owned subsidiaries, including taxable REIT subsidiaries ("TRSs"). Prior to the consummation of the Internalization (as defined below) on September 27, 2024, the Company's former advisor, Healthcare Trust Advisors, LLC (the "Advisor"), managed its day-to-day business with the assistance of its property manager, Healthcare Trust Properties, LLC (the "Property Manager"). Prior to the consummation of the Internalization, the Advisor and Property Manager were under common control with AR Global Investments, LLC (the "Advisor Parent"), and these related parties received compensation and fees for providing services to the Company. See the "Internalization" section in this Note for additional information.

The Company also reimbursed, and in the case of the Property Manager, continues to reimburse, these entities for certain expenses they incur in providing these services to the Company. Healthcare Trust Special Limited Partnership, LLC (the "Special Limited Partner"), which is also under common control with the Advisor Parent, also has an interest in the Company through ownership of interests in the OP. As of December 31, 2024, the Company owned 44 SHOPs using the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA") structure in its SHOP segment. Under RIDEA, a REIT may lease "qualified healthcare properties" on an arm's length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor."

The Company has three operating segments: (i) Outpatient Medical Facilities, (ii) Senior Housing Operating Properties, and (iii) Triple net leased healthcare facilities. The Company aggregates its operating segments into two reportable business segments for management and internal financial reporting purposes: OMFs and SHOPs. All of the Company's properties across both business segments are located throughout the United States. In its OMF operating segment, the Company owns, manages and leases single and multi-tenant OMFs where tenants are required to pay their pro rata share of property operating expenses, which may be subject to expense exclusions and floors, in addition to base rent. The Property Manager or third-party managers manage the Company's OMFs. In its SHOP segment, the Company invests in seniors housing properties through the RIDEA structure. As of December 31, 2024, the Company had four eligible independent contractors operating 44 SHOPs.

The Company declared quarterly dividends entirely in shares of its common stock from October 2020 through January 2024. Dividends payable entirely in shares of common stock are treated in a fashion similar to a stock split for accounting purposes specifically related to per-share calculations for the current and prior periods. Since October 2020, the Company has issued an aggregate of approximately 5.2 million shares as stock dividends (as adjusted to reflect the Reverse Stock Split (as defined below)). No other additional shares of common stock have been issued since October 2020. References made to weighted-average shares and per-share amounts in the accompanying consolidated statements of operations and comprehensive income have been retroactively adjusted to reflect the cumulative increase in shares outstanding resulting from the stock dividends since October 2020 and through January 2024, and are noted as such throughout the accompanying financial statements and notes. *See Note 8 — Stockholder's Equity* for additional information on the stock dividends.

On March 27, 2024, the Company published a new estimate of per-share net asset value ("Estimated Per-Share NAV") as of December 31, 2023. The Estimated Per-Share NAV published on March 27, 2024 has not been adjusted since publication and will not be adjusted until the Company's board of directors (the "Board") determines a new Estimated Per-Share NAV. The Company intends to publish Estimated Per-Share NAV periodically at the discretion of the Board, provided that such estimates will be made at least once annually unless the Company lists its common stock.

Internalization

On September 27, 2024 (the "Closing Date"), the Company consummated (the "Closing") the transactions (the "Internalization") contemplated by that certain merger agreement dated August 6, 2024 (the "Internalization Agreement") by and among the Company, HTI Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company ("Merger Sub"), the Advisor and the Advisor Parent.

Consummation of the Internalization resulted in the internalization of the Company's management through the merger of the Advisor with and into Merger Sub, with the Advisor being the surviving entity (under the name "Healthcare Trust Advisors, LLC") and the termination of the Company's prior arrangement for advisory management services provided by the Advisor pursuant to the Advisory Agreement (as defined in *Note 9 — Related Party Transactions and Arrangements*). All assets, contracts and employees necessary for the Company to conduct its business were contributed by the Advisor Parent (and/or its affiliates) to the Advisor prior to the Closing Date, including all of the equity interests in the Property Manager, which became a wholly-owned subsidiary of the Company following the Internalization.

Pursuant to the Internalization Agreement, on the Closing Date, (i) the outstanding membership interests of the Advisor were converted into the right to receive from the Company an internalization fee of $98.2 million and (ii) the Advisor Parent received (x) an asset management fee of $5.5 million, representing the aggregate base management fee that the Company would have been required to pay to the Advisor during the remaining three month notice period required to terminate the Advisory Agreement, and (y) a property management fee of $2.9 million, representing the aggregate management fees that the Company would have been required to pay to the Property Manager through the current term of the Property Management Agreement, in each case, as adjusted to the extent the amount of such asset management and property management fees exceed or are less than the amount required to be paid by the Advisor Parent to employees placed with the Company pursuant to the Internalization prior to the Closing and the amounts due under contracts acquired by the Company in the Internalization relating to the pre-Closing period (collectively, the "Closing Payments" in an aggregate amount of $106.6 million). The Advisor Parent also delivered cash to the Company at Closing in order for the Company to pay any unpaid employee bonuses for calendar year 2023 and any accrued bonuses for calendar year 2024 to the extent that the Company has previously reimbursed the Advisor Parent for, but the Advisor Parent has not paid, such bonuses.

Pursuant to the Internalization Agreement, because the Closing Payments exceeded the Company's Available Cash (as defined in the Internalization Agreement), the Company paid the Advisor Parent an aggregate cash consideration of $75.0 million (such cash amount, the "Closing Date Cash Consideration"), and the Company issued to the Advisor Parent an unsecured promissory note (the "Promissory Note") (as further defined in *Note 9 — Related Party Transactions and Arrangements*) in a principal amount of $30.3 million, equal to the difference between the Closing Date Cash Consideration and the Closing Payments. In January 2025, the Company repaid the Promissory Note in full including any unpaid interest at the time of payment. See *Note 9 — Related Party Transactions and Arrangements* and *Note 17 — Subsequent Events* for additional information.

Reverse Stock Split

On September 26, 2024, following approval by the Board and in accordance with Maryland General Corporate Law, the Company filed Articles of Amendment to the Company's articles of amendment and restatement (as amended to date, the "Charter") with the State Department of Assessments and Taxation of Maryland ("SDAT") to effect a reverse stock split of the Company's common stock, par value $0.01 per share (the "common stock"), at a ratio of one-for-four, which became effective on September 30, 2024 (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the par value of the common stock adjusted to $0.04 per share. The number of authorized shares of common stock under the Charter remains unchanged.

All share and per share data in this Annual Report on Form 10-K have been adjusted for all periods presented to reflect the Reverse Stock Split.

Name Change and Common Stock Par Value Adjustment

On September 26, 2024, following approval by the Board, the Company filed Articles of Amendment (the "Second Charter Amendment") to the Company's Charter with the SDAT to (i) change the Company's name to "National Healthcare Properties, Inc." from "Healthcare Trust, Inc." and (ii) adjust the par value of the Company's common stock back to $0.01 per share following the Reverse Stock Split, both of which became effective on September 30, 2024.

In connection with its name change, the Company, as the general partner of the OP, caused the name of the OP to be changed to "National Healthcare Properties Operating Partnership, L.P." from "Healthcare Trust Operating Partnership, L.P."

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity ("VIE") for which the Company is the primary beneficiary. The Company has determined the OP is a VIE of which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the OP.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, impairments, fair value measurements and income taxes, as applicable.

Out-of-Period Adjustments

During the year ended December 31, 2023, the Company identified certain historical errors in its statements of operations and comprehensive income (loss), consolidated statements of changes in equity, and statements of cash flows since 2019, which impacted the quarterly financial statements and annual periods previously issued. Specifically, the Company had understated depreciation and amortization expense on certain capital improvements and deferred leasing commissions, thereby understating previously reported depreciation and amortization expense by $0.1 million and $0.6 million for the years ended December 31, 2022, and pre-2022 periods, respectively.

As of December 31, 2022, the cumulative impact of recording the correct depreciation and amortization expense is an understatement of depreciation and amortization expense of $0.7 million, accumulated depreciation of $0.3 million and deferred costs of $0.4 million. The Company concluded that the errors noted above were not material for the year ended December 31, 2023 or any prior periods, and has adjusted the amounts on a cumulative basis in the consolidated financial statements for the year ended December 31, 2023

Revenue Recognition

The Company's revenues, which are derived primarily from lease contracts, include rent received from tenants in its OMF segment. As of December 31, 2024, these leases had a weighted average remaining lease term of 6.5 years. Rent from tenants in the Company's OMF segment (as discussed below) is recorded in accordance with the terms of each lease on a straight-line basis over the initial term of the lease. Because many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable for, and include in revenue from tenants on a straight-line basis, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When the Company acquires a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease modification is executed. The Company defers the revenue related to lease payments received from tenants in advance of their due dates. Tenant revenue also includes operating expense reimbursements which generally increase with any increase in property operating and maintenance expenses in the Company's OMF segment. In addition to base rent, dependent on the specific lease, tenants are generally required to pay either (i) their pro rata share of property operating and maintenance expenses, which may be subject to expense exclusions and floors or (ii) their share of increases in property operating and maintenance expenses to the extent they exceed the properties' expenses for the base year of the respective leases. Under ASC 842, the Company has elected to report combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant, under both ASC 842 and 840, the Company has reflected them on a net basis.

The Company's revenues also include resident services and fee income primarily related to rent derived from lease contracts with residents in the Company's SHOP segment, held using a structure permitted under RIDEA. Rental income from residents in the Company's SHOP segment is recognized as earned when services are provided. Residents pay monthly rent that covers occupancy of their unit and basic services, including utilities, meals and some housekeeping services. The terms of the leases are short term in nature, primarily month-to-month.

The Company defers the revenue related to lease payments received from tenants and residents in advance of their due dates. Pursuant to certain of the Company's lease agreements, tenants are required to reimburse the Company for certain property operating and maintenance expenses related to non-SHOP assets (recorded in revenue from tenants), in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating and maintenance costs of the respective properties.

The following table presents future base rent payments on a cash basis due to the Company as of December 31, 2024 over the next five years and thereafter. These amounts exclude tenant reimbursements and contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes, among other items. These amounts also exclude SHOP leases which are short-term in nature.

(In thousands)	Future Base Rent Payments
2025	$ 102,490
2026	98,736
2027	89,887
2028	76,345
2029	66,636
Thereafter	315,834
Total	$ 749,928

The Company continually reviews receivables related to rent and unbilled rent and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under the leasing standards, the Company is required to assess, based on credit risk only, if it is probable that the Company will collect virtually all of the lease payments at lease commencement date and it must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. If the Company determines that it is probable it will collect virtually all of the lease payments (rent and common area maintenance), the lease will continue to be accounted for on an accrual basis (i.e., straight-line). However, if the Company determines it is not probable that it will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and a full reserve would be recorded on previously accrued amounts in cases where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in operating revenue from tenants, in accordance with current accounting rules, on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded reductions in revenue of $1.5 million, $1.2 million and $3.2 million, respectively, related to uncollectible accounts. Approximately $1.3 million of bad debt expense recorded in the year ended December 31, 2022, related to previously disposed properties. There were no significant write-offs related to previously disposed properties during the years ended December 31, 2024 and 2023.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life or improve the productive capacity of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, the Company evaluates the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the "*Purchase Price Allocation*" section in this Note for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on the Company's operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations during the years ended December 31, 2024, 2023 and 2022. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. The Company evaluates probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. There were no real estate investments held for sale as of December 31, 2024 or 2023.

Purchase Price Allocation

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as if vacant basis. Intangible assets may include the value of in-place leases and above- and below-market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued non-controlling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In allocating the fair value to any assumed or issued non-controlling interests, amounts are recorded at their fair value at the close of business on the acquisition date. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. The Company acquired four properties during the year ended December 31, 2024. Each of these acquisitions were accounted for as an asset acquisition.

For acquired properties with leases classified as operating leases, the Company allocates the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of the Company's pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

The Company utilizes various estimates, processes and information to determine the as-if vacant property value. The Company estimates the fair value using data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, market rental rates, discount rates and land values per square foot.

Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates and the value of in-place leases. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 24 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of market rental rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationships, as applicable, is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. The Company did not record any intangible asset amounts related to customer relationships during the years ended December 31, 2024, 2023 and 2022.

Accounting for Leases

Lessor Accounting

The Company evaluates new leases (by the Company or by a predecessor lessor/owner) pursuant to ASC 842: Leases to determine lease classification. A lease is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than a major part of the remaining economic useful life of the asset (e.g., equal to or greater than 75%), the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or the asset is so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases would be evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor.

As a lessor of real estate, the Company has elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating and maintenance expenses) as a single lease component as an operating lease because (i) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (ii) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed.

Lessee Accounting

The Company is also the lessee under certain land leases which will continue to be classified as operating leases under transition elections unless subsequently modified. These leases are reflected on the consolidated balance sheets as of December 31, 2024 and 2023, and the rent expense is reflected on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022.

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease may be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 16 — Commitments and Contingencies*.

Gain on Dispositions of Real Estate Investments

Gains on sales of rental real estate are not considered sales to customers and will generally be recognized pursuant to the provisions included in ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets ("ASC 610-20").

Impairment of Long-Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the property for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If an impairment exists, due to the inability to recover the carrying value of a property, the Company would recognize an impairment loss in the consolidated statements of operations and comprehensive loss to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held for use. For properties held for sale, the impairment loss recorded would equal the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income (loss) because recording an impairment loss results in an immediate negative adjustment to earnings. For additional information, see *Note 3 — Real Estate Investments, Net*.

Reportable Segments

The Company's reportable segments, based on how it evaluates its business and allocates resources, are as follows: (i) OMF and (ii) SHOP. For additional information see *Note 15 — Segment Reporting*.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings and building improvements, 15 years for land improvements and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

Construction in progress is not depreciated until the project has reached substantial completion. The value of certain other intangibles such as certificates of need in certain jurisdictions are amortized over the expected period of benefit (generally the life of the related building).

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

The value of customer relationship intangibles, if any, is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

Above and Below-Market Lease Amortization

Capitalized above-market lease values are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the capitalized below-market lease values are amortized as an increase to revenue from tenants over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below-market rent renewal does not renew, any remaining unamortized amount will be taken into income at that time.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any change in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the accompanying consolidated statements of operations and comprehensive loss. Prior to the adoption of ASU 2017-12 on January 1, 2019 if the derivative is designated and qualifies for hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive loss to the extent that it is effective, with any ineffective portion of a derivative's change in fair value immediately recognized in earnings. After the adoption of ASU 2017-12, if the derivative qualifies for hedge accounting, all of the change in value is recorded in other comprehensive loss.

Non-controlling Interests

The non-controlling interests represent the portion of the common and preferred equity in the OP that is not owned by the Company as well as certain investment arrangements with other unaffiliated third parties whereby such investors receive an ownership interest in certain of the Company's property-owning subsidiaries and are entitled to receive a proportionate share of the net operating cash flow derived from the subsidiaries' property. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and presented as net loss attributable to non-controlling interests on the consolidated statements of operations and comprehensive loss. Non-controlling interests are allocated a share of net income or loss based on their share of equity ownership, including any preferential amounts. See *Note 13 — Non-Controlling Interests* for additional information.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in bank accounts as well as investments in highly liquid money market funds with original maturities of three months or less.

The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit. At December 31, 2024 and 2023, the Company had deposits of $21.7 million and $46.4 million, of which $11.9 million and $34.2 million, respectively, were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result.

Deferred Costs

Deferred costs, net, consists of deferred financing costs related to the Fannie Mae Master Credit Facilities (as defined in *Note 5 — Credit Facilities)*, and deferred leasing costs. Deferred financing costs relating to mortgage notes payable (see *Note 4 — Mortgage Notes Payable, Net*) are reflected net of the related financing in the mortgage notes payable, net line item of the Company's consolidated balance sheet.

Deferred financing costs associated with the Fannie Mae Master Credit Facilities and mortgage notes payable represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the term of the financing agreement using the effective interest method for the Fannie Mae Master Credit Facilities and using the effective interest method over the expected term for the mortgage notes payable.

Unamortized deferred financing costs are expensed if the associated debt is refinanced or paid down before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Deferred leasing costs, consisting primarily of lease commissions and professional fees incurred in connection with new leases, are deferred and amortized over the term of the lease.

Equity-Based Compensation

The Company has a stock-based incentive award program for its directors, which is accounted for under the guidance of share- based payments. The cost of services received in exchange for these stock awards is measured at the grant date fair value of the award and the expense for such awards is included in general and administrative expenses and is recognized over the service period (i.e., vesting) required or when the requirements for exercise of the award have been met (see *Note 11 — Equity-Based Compensation*).

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ended December 31, 2013. If the Company continues to qualify for taxation as a REIT, it generally will not be subject to U.S. federal corporate income tax to the extent it distributes all of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP) to its stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that the Company distribute annually at least 90% of the Company's REIT taxable income to the Company's stockholders.

If the Company fails to continue to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal, state and local income taxes at regular corporate rates beginning with the year in which it fails to qualify and may be precluded from being able to elect to be treated as a REIT for the Company's four subsequent taxable years. The Company had no REIT taxable income requiring distribution to its stockholders for each of the years ended December 31, 2024, 2023 and 2022. Accordingly, no provision for U.S. federal or state income taxes related to such REIT taxable income was recorded in the Company's financial statements. Even if the Company continues to qualify as a REIT, it may be subject to certain state and local taxes on its income and property, and U.S. federal income and excise taxes on its undistributed income.

Certain limitations are imposed on REITs with respect to the ownership and operation of seniors housing properties. Generally, to qualify as a REIT, the Company cannot directly or indirectly operate seniors housing properties. Instead, such facilities may be either leased to a third-party operator or leased to a TRS and operated by a third party on behalf of the TRS. Accordingly, the Company has formed a TRS that is wholly-owned by the OP to lease its SHOPs and the TRS has entered into management contracts with unaffiliated third-party operators to operate the facilities on its behalf.

As of December 31, 2024, the Company owned 44 seniors housing properties which are leased and operated through its TRS. The TRS is a wholly-owned subsidiary of the OP. A TRS is subject to U.S. federal, state and local income taxes. The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies (including modifying intercompany leases with the TRS) and recent financial operations. In the event the Company determines that it would not be able to realize the deferred income tax assets in the future in excess of the net recorded amount, the Company establishes a valuation allowance which offsets the previously recognized income tax asset. Deferred income taxes result from temporary differences between the carrying amounts of the TRS's assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss carryforwards. Significant components of the deferred tax assets and liabilities as of December 31, 2024 consisted of deferred rent and net operating loss carryforwards. During the year ended December 31, 2023, the Company modified 26 intercompany leases with the TRS which reduced intercompany rent.

Because of the TRS' historical operating losses and the adverse economic impacts from increases in the rate of inflation in recent years on the results of operations of the Company's SHOP assets, the Company is not able to conclude that it is more likely than not it will realize the future benefit of its deferred tax assets; thus the Company has provided a 100% valuation allowance of $10.5 million and $8.1 million as of December 31, 2024 and 2023, respectively. If and when the Company believes it is more likely than not that it will recover its deferred tax assets, the Company will reverse the valuation allowance as an income tax benefit in its consolidated statements of comprehensive loss. As of December 31, 2024, the Company's consolidated TRS had net operating loss carryforwards for federal income tax purposes of approximately $40.5 million (of which $6.8 million were incurred prior to January 1, 2018). Carryforwards from losses incurred prior to January 1, 2018, if unused, these will begin to expire in 2036. For net operating losses incurred subsequent to December 31, 2017, there is no expiration date. As of December 31, 2024, the Company had a deferred tax asset of $10.5 million with a full valuation allowance.

The following table details the composition of the Company's tax (expense) benefit for the years ended December 31, 2024, 2023 and 2022, which includes U.S. federal and state income taxes incurred by the Company's TRS. The Company estimated its income tax (expense) benefit relating to its TRS using a combined federal and state rate of approximately 0.0% for the years ended December 31, 2024, 2023 and 2022. These income taxes are reflected in income tax (expense) benefit on the accompanying consolidated statements of operations and comprehensive loss.

	Year Ended December 31,					
	2024		**2023**		**2022**	
(In thousands)	**Current**	**Deferred**	**Current**	**Deferred**	**Current**	**Deferred**
Federal (expense) benefit	$ —	$ 1,936	$ —	$ 1,023	$ —	$ 2,145
State (expense) benefit	(262)	461	(303)	142	(201)	604
Deferred tax asset valuation allowance	—	(2,397)	—	(1,165)	—	(2,749)
Total income tax benefit (expense)	$ (262)	$ —	$ (303)	$ —	$ (201)	$ —

As of December 31, 2024 and 2023, the Company had no material uncertain income tax positions. Generally, tax years prior to 2021 remain open to examination due to net operating losses carry forwards.

Per Share Data

Net loss per basic share of common stock is calculated by dividing net loss by the weighted-average number of shares (retroactively adjusted for the stock dividends and the Reverse Stock Split) of common stock issued and outstanding during such period. Diluted net loss per share of common stock considers the effect of potentially dilutive shares of common stock outstanding during the period.

CARES Act Grants

On March 27, 2020, the CARES Act was signed into law and it provides funding to Medicare providers in order to provide financial relief during the COVID-19 pandemic. Funds provided under the program were to be used for the preparation, prevention and medical response to COVID-19, and were designated to reimburse providers for healthcare related expenses and lost revenues attributable to COVID-19. The Company did not receive any funds through the CARES Act during the years ended December 31, 2024 and 2023. During the year ended December 31, 2022, the Company received $4.5 million in funding from CARES Act grants. For accounting purposes, the CARES Act funds are treated as a grant contribution from the government. The funding the Company received was recognized as a reduction of property operating and maintenance expenses in the Company's consolidated statements of operations to offset the negative impacts of COVID-19.

Recent Accounting Pronouncements

Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07*, Segment Reporting — Improvements to Reportable Segment Disclosures,* which requires incremental disclosures related to a public entity's reportable segments. Required disclosures include, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items (which is the difference between segment revenue less segment expenses and less segment profit or loss) and a description of its composition, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The standard also permits disclosure of more than one measure of segment profit. The ASU should be adopted retrospectively unless it is impracticable to do so. The Company adopted the annual requirements under ASU 2023-07 on January 1, 2024 and plans to adopt interim requirements under ASU 2023-07. The Company has included financial statement disclosures in accordance with ASU 2023-07 within *Note 15 — Segment Reporting.*

Not yet Adopted

In December 2023, the FASB issued Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures ("ASU 2023-09")*, which requires public entities on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU 2023-09 is effective for fiscal years beginning after December 15, 2025. The Company is evaluating the impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires public business entities (PBEs) to provide disaggregated disclosure in tabular format in the notes to financial statements of specific expenses, including but not limited to: (i) employee compensation, (ii) depreciation, and (iii) intangible asset amortization. In January 2025, the FASB issued ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40)*: *Clarifying the Effective Date*, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact these ASUs will have on its disclosures.

Note 3 — Real Estate Investments, Net

Property Acquisitions

The Company invests in healthcare-related facilities, primarily OMFs and SHOPs, which expand and diversify its portfolio and revenue base. The Company owned 193 properties (including one land parcel) as of December 31, 2024. During the year ended December 31, 2024, the Company acquired four single-tenant OMFs for an aggregate contract purchase price of $12.6 million. All acquisitions in 2024, 2023 and 2022 were considered asset acquisitions for accounting purposes.

The following table presents the allocation of the assets acquired and liabilities assumed during the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,			
(In thousands)	**2024**		**2023**	
Real estate investments, at cost:				
Land	$	1,266	$	3,373
Buildings, fixtures and improvements		9,302		27,069
Total tangible assets		10,568		30,442
Acquired intangibles:				
In-place leases and other intangible assets [1]		2,388		5,057
Market lease and other intangible assets [1]		150		33
Market lease liabilities [1]		—		(271)
Total intangible assets and liabilities		2,538		4,819
Mortgage notes payable assumed, net		(7,500)		—
Cash paid for real estate investments, including acquisitions	$	5,606	$	35,261
Number of properties purchased		4		7

_____

(1)   Weighted-average remaining amortization periods for in-place leases and above-market leases acquired were both 13.6 years as of December 31, 2024. Weighted-average remaining amortization periods for in-place leases, above-market and below market leases acquired were 8.7 years, 11.3 years and 9.3 years, respectively, as of December 31, 2023.

Significant Tenants

As of December 31, 2024, 2023 and 2022, the Company did not have any tenants (including for this purpose, all affiliates of such tenants) whose annualized rental income on a straight-line basis represented 10% or greater of total annualized rental income on a straight-line basis for the portfolio. The following table lists the states where the Company had concentrations of properties where annualized rental income on a straight-line basis represented 10% or more of consolidated annualized rental income on a straight-line basis for all properties as of December 31, 2024, 2023 and 2022:

	December 31,		
State	**2024**	**2023**	**2022**
Florida	21.2%	19.9%	19.2%
Pennsylvania	11.6%	10.6%	*
Georgia	10.4%	*	*

_____

*   Not greater than 10%.

Intangible Assets and Liabilities

Acquired intangible assets and liabilities consisted of the following as of the periods presented:

(In thousands)	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:						
In-place leases	$ 260,534	$ 214,961	$ 45,573	$ 269,363	$ 210,172	$ 59,191
Market lease assets	14,446	12,819	1,627	14,465	12,548	1,917
Other intangible assets	9,467	1,293	8,174	9,467	1,325	8,142
Total acquired intangible assets	$ 284,447	$ 229,073	$ 55,374	$ 293,295	$ 224,045	$ 69,250
Intangible liabilities:						
Market lease liabilities	$ 22,789	$ 16,664	$ 6,125	$ 23,520	$ 15,355	$ 8,165

The following table discloses amounts recognized within the consolidated statements of operations and comprehensive loss related to amortization of in-place leases and other intangible assets, amortization and accretion of above- and below-market lease assets and liabilities, net and the amortization of above-and below-market ground leases, for the periods presented:

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Amortization of in-place leases and other intangible assets [1]	$ 12,258	$ 13,080	$ 15,076
Accretion of above-and below-market leases, net [2]	$ (1,420)	$ (1,050)	$ (795)
Amortization of above-and below-market ground leases, net [3]	$ 176	$ 159	$ 159

_____

(1) Reflected within depreciation and amortization expense.

(2) Reflected within revenue from tenants.

(3) Reflected within property operating and maintenance expense.

The following table provides the projected amortization and adjustments to revenue from tenants for the next five years:

(In thousands)	2025	2026	2027	2028	2029
In-place lease assets	$ 9,589	$ 8,100	$ 5,048	$ 3,730	$ 3,238
Other intangible assets	10	10	10	10	10
Total to be added to amortization expense	$ 9,599	$ 8,110	$ 5,058	$ 3,740	$ 3,248
Above-market lease assets	$ (364)	$ (330)	$ (243)	$ (205)	$ (112)
Below-market lease liabilities	1,134	980	664	600	557
Total to be added to revenue from tenants	$ 770	$ 650	$ 421	$ 395	$ 445

Dispositions

Year Ended December 31, 2024

During the year ended December 31, 2024, the Company disposed of two SHOPs, 12 OMFs and one land parcel for an aggregate contract sales price of $118.1 million, which resulted in an aggregate gain on sale of $9.3 million. The Company had previously recorded $2.1 million of impairment charges on the one of the two SHOP properties in the year ended December 31, 2023.

Subsequent to the Year Ended December 31, 2024

Subsequent to December 31, 2024, the Company disposed of 11 OMFs for an aggregate contract sales price of $114.4 million and used a portion of the net proceeds to fully repay the outstanding balance on the Promissory Note (including any unpaid interest at the time of payment).

Year Ended December 31, 2023

During the year ended December 31, 2023, the Company disposed of four SHOPs and one OMF for an aggregate contract sales price of $13.8 million, which resulted in an aggregate loss on sale of $0.3 million. The Company had previously recorded $15.1 million of impairment charges on two of the four disposed SHOP properties in the year ended December 31, 2022.

Year Ended December 31, 2022

During the year ended December 31, 2022, the Company disposed of four SHOPs for an aggregate contract sales price of $12.4 million, which resulted in an aggregate loss on sale of $0.1 million. The Company had previously recorded $34.0 million of impairment charges on these properties in the year ended December 31, 2021.

Assets Held for Sale

When assets are identified by management as held for sale, the Company reflects them separately on its balance sheet and stops recognizing depreciation and amortization expense on the identified assets and estimates the sales price, net of costs to sell, of those assets. If the carrying amount of the assets classified as held for sale exceeds the estimated net sales price, the Company records an impairment charge equal to the amount by which the carrying amount of the assets exceeds the Company's estimate of the net sales price of the assets. For held-for-sale properties, the Company predominately uses the contract sales price as fair market value.

There were no assets held for sale as of December 31, 2024 or 2023.

Assets Held for Use

When circumstances indicate the carrying value of a property classified as held for use may not be recoverable, the Company reviews the property for impairment. For the Company, the most common triggering events are (i) concerns regarding the tenant (i.e., credit or expirations) in the Company's single-tenant properties or significant vacancy in the Company's multi-tenant properties and (ii) changes to the Company's expected holding period as a result of business decisions or non-recourse debt maturities. If a triggering event is identified, the Company considers the projected cash flows due to various performance indicators, and where appropriate, the Company evaluates the impact on its ability to recover the carrying value of the properties based on the expected cash flows on an undiscounted basis over its intended holding period. The Company makes certain assumptions in this approach including, among others, the market and economic conditions, expected cash flow projections, intended holding periods and assessments of terminal values. Where more than one possible scenario exists, the Company uses a probability weighted approach in estimating cash flows. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analysis may not be achieved, and actual losses or impairment may be realized in the future. If the undiscounted cash flows over the expected hold period are less than the carrying value, the Company reflects an impairment charge to write the asset down to its fair value.

Property Damage and Insurance Recoveries

During the year ended December 31, 2024, one OMF property sustained fire damages estimated at $2.9 million, which the Company recovered through its property insurance policy.

Impairment Charges

The following table presents impairment charges by segment recorded during the years ended December 31, 2024, 2023 and 2022:

(In thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
OMF Segment:			
Illinois skilled nursing facilities [1][6]	$ —	$ —	$ 10,644
Acuity Specialty Hospital Mesa [2]	8,829	—	—
Sassafras OMF [3][6]	—	—	1,844
Sun City OMF [4][6]	2,409	2,554	—
Total OMF impairment charges	11,238	2,554	12,488
SHOP Segment:			
Various held for use SHOPs [5][6]	13,643	2,122	15,142
Total SHOP impairment charges	13,643	2,122	15,142
Total impairment charges	$ 24,881	$ 4,676	$ 27,630

(1)   These seven properties were impaired after the Company received an offer by the tenant to purchase all seven properties, which caused the Company to reassess its expected holding period for these properties. As of December 31, 2024, these properties were disposed.

(2)   This property was impaired to reduce its carrying value to its contractual sales price of $6.0 million as determined by a purchase and sale agreement executed in 2024. The property was subsequently disposed in January 2025.

(3)   The Company began marketing this property for sale in the fourth quarter of 2022 and this property was disposed in the year ended December 31, 2023.

(4)   This property has been actively marketed for sale since September 2021. As of December 31, 2024, this property was not disposed.

(5)   For the year ended December 31, 2024, includes two properties actively marketed for sale and one additional property that was disposed in 2024. Of the two properties, one property was impaired in the year ended December 31, 2023 and one property was impaired in year ended December 31, 2022.

(6)   The two remaining properties were impaired to reduce their carrying values to their estimated fair values, respectively, as determined by the *Assets Held for Use* approach described above.

Note 4 — Mortgage Notes Payable, Net

The following table reflects the Company's mortgage notes payable as of December 31, 2024 and 2023:

Portfolio	Encumbered Properties	Outstanding Loan Amount as of December 31,		Effective Interest Rate [1] as of December 31,		Interest Rate		Maturity
		2024	2023	2024	2023			
		(In thousands)	*(In thousands)*					
Fox Ridge Bryant - Bryant, AR	1	6,471	6,647	3.98 %	3.98%	Fixed		May 2047
Fox Ridge Chenal - Little Rock, AR	1	14,833	15,242	2.95 %	2.95%	Fixed		May 2049
Fox Ridge North Little Rock - North Little Rock, AR	1	9,204	9,458	2.95 %	2.95%	Fixed		May 2049
Capital One OMF Loan	40	363,957	378,500	3.58 %	3.71%	Fixed	[2]	Dec. 2026
Multi-Property CMBS Loan	20	116,037	116,037	4.60 %	4.60%	Fixed		May 2028
Shiloh - Illinois	—	—	12,745	4.34 %	4.34%	Fixed		Jan. 2025
BMO CMBS	8	37,472	42,750	2.89 %	2.89%	Fixed		Dec. 2031
Barclays OMF Loan	60	234,173	240,000	6.45 %	6.45%	Fixed		June 2033
BMO CPC Mortgage	4	7,500	—	6.84 %	—%	Fixed		March 2034
Gross mortgage notes payable	135	789,647	821,379	4.56 %	4.58%			
Deferred financing costs, net of accumulated amortization [3]		(9,304)	(11,111)					
Mortgage premiums and discounts, net		(1,183)	(1,273)					
Mortgage notes payable, net		$ 779,160	$ 808,995					

_____

(1) Calculated on a weighted average basis for all mortgages outstanding as of December 31, 2024 and 2023.

(2) Variable rate loan, based on daily SOFR, which is fixed as a result of entering into "pay-fixed" interest rate swap agreements. The Company allocated $378.5 million of its "pay-fixed" interest rate swaps to this mortgage consistently as of December 31, 2024 and 2023. In late December 2024, the Company proactively executed a minor amendment to the hedged notional to match the expected prospective loan balance of $364.0 million. This amendment became effective in January 2025.

(3) Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining financing. These costs are amortized to interest expense over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

As of December 31, 2024, the Company had pledged $1.3 billion in real estate investments, at cost, as collateral for its $789.6 million of gross mortgage notes payable. This real estate is not available to satisfy other debts and obligations unless first satisfying the mortgage notes payable secured by these properties. The Company makes payments of principal and interest, or interest only, depending upon the specific requirements of each mortgage note, on a monthly basis.

Some of the Company's mortgage note agreements require compliance with certain property-level financial covenants including debt service coverage ratios. As of December 31, 2024, the Company was in compliance with these financial covenants.

See *Note 5 — Credit Facilities - Future Principal Payments* for a schedule of principal payment requirements of the Company's mortgage notes and credit facilities.

Barclays OMF Loan

On May 24, 2023, the Company, through certain subsidiaries of the OP, entered into a non-recourse loan agreement (the "Barclays OMF Loan Agreement"), with (i) Barclays Capital Real Estate Inc., (ii) Société Générale Financial Corporation and (iii) KeyBank National Association (each individually, a "Lender," and collectively, the "Lenders"), in the aggregate amount of $240.0 million (the "Barclays OMF Loan"). In connection with the Barclays OMF Loan Agreement, the OP entered into a guaranty agreement and an environmental indemnity agreement for the benefit of the Lenders.

The Barclays OMF Loan is secured by, among other things, first priority mortgages on the Company's interests in 60 OMFs with an aggregate gross asset value of $406.3 million. The Barclays OMF Loan has a 10-year term and is interest-only at a fixed rate of 6.453% per year. Under the Barclays OMF Loan Agreement, the Company is required to make interest-only payments on a monthly basis with the principal balance due on the maturity date of June 6, 2033. The Barclays OMF Loan Agreement requires the OP to comply with certain covenants, including, maintaining combined cash and cash equivalents totaling at least $12.5 million at all times.

Subject to certain conditions, the Company may prepay the Barclays OMF Loan in whole or in part at any time after one year from closing with a pre-payment premium equal to the Yield Maintenance Program (as defined in the Barclays OMF Loan Agreement) by providing the lenders thereunder with prior written notice of prepayment no less than thirty days before prepayment, subject to a pre-payment premium equal to the Yield Maintenance Premium (as defined in the Barclays OMF Loan Agreement). Following the earlier of May 24, 2026 and the date that is two years after the securitization of the Barclays OMF Loan, the Company may prepay the Barclays OMF Loan through defeasance, Notwithstanding the foregoing, the Barclays OMF Loan may be prepaid at par during the final six months of the term. The Company paid $7.8 million in deferred financing costs related to the Barclays OMF Loan, which is amortized into interest expense over the term of the loan.

At the closing of the Barclays OMF Loan, the Company applied $194.8 million of the Barclays OMF Loan proceeds to repay and terminate the Company's then-existing credit facility (the "Prior Credit Facility"). The Company also terminated its interest rate swap contracts that formerly hedged interest rate changes under the Prior Credit Facility (see *Note 7 — Derivatives and Hedging Activities* for additional information). The remaining proceeds of approximately $39.0 million (after the payment of Barclays OMF Loan closing costs and reimbursement of deposits) were used for general corporate purposes, subject to the terms of the Barclays OMF Loan Agreement. Additionally, by terminating the Prior Credit Facility, the Company is no longer subject to certain restrictive covenants previously imposed by the Prior Credit Facility (see *Note 5 — Credit Facilities* for additional information).

BMO OMF Loan

On November 15, 2021, the Company entered into a $42.8 million loan agreement (the "BMO OMF Loan") with Bank of Montreal ("BMO").

The BMO OMF Loan requires monthly interest-only payments, with the principal balance due on the maturity date. The BMO OMF Loan permits BMO to securitize the entire BMO OMF Loan or any portion thereof.

At the closing of the BMO OMF Loan, the net proceeds after accrued interest and closing costs were used to (i) repay approximately $37.0 million of indebtedness under the Prior Credit Facility, under which nine of the properties were included as part of the borrowing base prior to the BMO OMF Loan, and (ii) fund approximately $2.5 million in deposits required to be made at closing into reserve accounts required under the loan agreement. The remaining $2.4 million net proceeds available to the Company were used for general corporate purposes and acquisitions.

BMO CPC Mortgage

On February 22, 2024, the Company entered into the BMO CPC Mortgage Loan in connection with a four-property acquisition also completed in the year ended December 31, 2024. The mortgage has a principal balance of $7.5 million, bears interest at an annual fixed rate of 6.84% and matures in February 2034 with no principal amounts due until that time.

Note 5 — Credit Facilities

The Company had the following credit facilities outstanding as of December 31, 2024 and 2023:

Credit Facility	Encumbered Properties [1]		Outstanding Facility Amount as of December 31,		Effective Interest Rate as of December 31,[6]		Interest Rate	Maturity
			2024	2023	2024	2023		
			(In thousands)	(In thousands)				
Fannie Mae Master Credit Facilities:								
Capital One Facility	11	(2) $	203,405	$ 206,944	7.19 %	7.86 %	Variable	(6) Nov. 2026
KeyBank Facility	10	(3)	137,103	139,334	7.24 %	7.91 %	Variable	(6) Nov. 2026
Total Fannie Mae Master Credit Facilities	**21**		**$ 340,508**	**$ 346,278**				
Other Facilities:								
OMF Warehouse Facility	7	(4)	21,708	14,748	7.55 %	8.36 %	Variable	(6) Dec. 2026
Total Credit Facilities	**28**		**$ 362,216**	**$ 361,026**	**7.23 %** (5)	**7.90 %** (5)		

———

(1) Encumbered properties are as of December 31, 2024.

(2) Secured by first-priority mortgages on 11 of the Company's SHOPs as of December 31, 2024 with an aggregate carrying value of $354.1 million.

(3) Secured by first-priority mortgages on 10 of the Company's SHOPs as of December 31, 2024 with an aggregate carrying value of $264.9 million.

(4) Secured by first-priority mortgages on seven of the Company's OMFs as of December 31, 2024 with an aggregate carrying value of $32.6 million.

(5) Calculated on a weighted average basis for all credit facilities outstanding as of December 31, 2024 and 2023, respectively.

(6) The effective rates above only include the impact of designated hedging instruments. The Company also has eight active non-designated interest rate cap agreements with an aggregate notional amount of $369.2 million which limits 30-day SOFR to 3.50%. The Company did not designate these derivatives as hedges and accordingly, the changes in value and any cash received from these derivatives are presented within gain (loss) on derivative instruments on the consolidated statements of operations and comprehensive loss (see discussion below and *Note 7 — Derivatives and Hedging Activities* for additional details). Inclusive of the impact of these non-designated derivatives, the economic interest rates on the Capital One Fannie Mae Facility, KeyBank Fannie Mae Facility and OMF Warehouse Facility were 5.89%, 5.93% and 6.50%, respectively, as of December 31, 2024 and 5.89%, 5.95% and 6.50%, respectively, as of December 31, 2023

As of December 31, 2024, the carrying value of the Company's real estate investments, at cost was $2.5 billion, with $1.3 billion of this amount pledged as collateral for mortgage notes payable, $619.0 million of this amount pledged to secure advances under the Fannie Mae Master Credit Facilities and $32.6 million of this amount pledged to secure advances under the OMF Warehouse Facility. All of the real estate assets pledged to secure debt or comprising the borrowing base of the relevant facilities are not available to satisfy other debts and obligations, or to serve as collateral with respect to new indebtedness, unless, as applicable, the existing indebtedness associated with such real estate assets is satisfied or the asset is removed from the borrowing base of the relevant facilities, which would impact availability thereunder.

Unencumbered real estate investments, at cost as of December 31, 2024 was $533.1 million, although there can be no assurance as to the amount of liquidity the Company would be able to generate from using these unencumbered assets as collateral for mortgage loans, adding them to the borrowing base of the Fannie Mae Master Credit Facilities or OMF Warehouse Facility, or other future financings.

Prior Credit Facility

The Company's prior credit facility (the "Prior Credit Facility") consisted of two components, a revolving credit facility and a term loan, which were interest-only and would have matured on March 13, 2024. The Prior Credit Facility was fully repaid in May 2023 with net proceeds provided by the Barclays OMF Loan (see *Note 4 — Mortgage Notes Payable, Net* for details) and the Prior Credit Facility was terminated. At termination, the Company wrote off the remaining deferred financing costs associated with the Prior Credit Facility of $2.6 million, which is included in interest expense in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

Fannie Mae Master Credit Facilities

On October 31, 2016, the Company, through wholly-owned subsidiaries of the OP, entered into a master credit facility agreement relating to a secured credit facility with KeyBank (the "KeyBank Facility") and a master credit facility agreement with Capital One for a secured credit facility with Capital One Multifamily Finance LLC, an affiliate of Capital One (the "Capital One Facility" and, together with the KeyBank Facility, the "Fannie Mae Master Credit Facilities"). Advances made under these agreements were assigned by Capital One and KeyBank to Fannie Mae at closing for inclusion in Fannie Mae's Multifamily MBS program.

As of December 31, 2024, $340.5 million was outstanding under the Fannie Mae Master Credit Facilities. The Company may request future advances under the Fannie Mae Master Credit Facilities by adding eligible properties to the collateral pool subject to customary conditions, including satisfaction of minimum debt service coverage and maximum loan-to-value tests. Until June 30, 2023, borrowings under the Fannie Mae Master Credit Facilities bore annual interest at a rate that varied on a monthly basis and was equal to the sum of the current LIBOR for one month U.S. dollar-denominated deposits and a spread (2.41% and 2.46% for the Capital One Facility and the KeyBank Facility, respectively). Effective July 1, 2023, the Fannie Mae Master Credit Facilities automatically transitioned to SOFR-based borrowings with monthly interest equal to the sum of the current SOFR for one-month denominated deposits and a spread of (2.41% and 2.46% for the Capital One Facility and the KeyBank Facility, respectively). The Fannie Mae Master Credit Facilities mature on November 1, 2026.

In the year ended December 31, 2023, the Company provided cash deposits totaling $11.8 million to Fannie Mae because the debt service coverage ratios of the underlying properties of each facility were below the minimum required amounts per the debt agreements. The Company provided an additional deposit of $0.3 million during the year December 31, 2024, bringing the total deposits to $12.1 million as of December 31, 2024. These deposits are recorded as restricted cash on the Company's consolidated balance sheet and are pledged as additional collateral for the Fannie Mae Master Credit Facilities. This deposit will be refunded upon the earlier of the Company's achievement of a debt service coverage ratio above the minimum required amount of 1.40 or the maturity of the Fannie Mae Master Credit Facilities.

OMF Warehouse Facility

On December 22, 2023, the Company, through wholly-owned subsidiaries of the OP, entered into a loan agreement with Capital One (the "OMF Warehouse Facility") to provide up to $50.0 million of variable-rate financing.

As of December 31, 2024, $21.7 million was outstanding under the OMF Warehouse Facility. The Company may request future advances under the OMF Warehouse Facility by adding eligible OMFs to the collateral pool subject to customary conditions, including satisfaction of minimum debt service coverage and maximum loan-to-value tests. Borrowings under the OMF Warehouse Facility bear interest at a monthly rate equal to the sum of the current SOFR for one-month denominated deposits and a spread of 3.0%. Interest payments are due monthly, with no principal payments due until maturity in December 2026.

Non-Designated Interest Rate Caps

As of December 31, 2024, the Company had eight SOFR-based interest rate cap agreements with an aggregate current effective notional amount of $369.2 million which caps SOFR at 3.50% with terms through January 2027. The Company does not apply hedge accounting to these agreements and changes in value as well as any cash received are presented within (loss) gain on non-designated derivatives in the Company's consolidated statements of operations and comprehensive loss. See *Note 7 — Derivatives and Hedging Activities* for additional information regarding the Company's derivatives.

In connection with the Fannie Mae Master Credit Facilities, the Company was required to enter into interest rate cap agreements, which the Company periodically renews upon their expiration. During the year ended December 31, 2024, the Company paid total premiums of $1.5 million to renew one interest rate cap with an aggregate notional amount of $58.1 million which matured during the year ended December 31, 2024. The Company also paid a premium of $0.3 million for a new interest rate cap with a notional amount of $7.0 million which matures in January 2027.

Future Principal Payments

The following table summarizes the scheduled aggregate principal payments for the five years subsequent to December 31, 2024 and thereafter, on all of the Company's outstanding debt (mortgage notes payable and credit facilities):

	Future Principal Payments		
(In thousands)	Mortgage Notes Payable	Credit Facilities	Total
2025	$ 865	$ 5,769	$ 6,634
2026	364,850	356,447	721,297
2027	922	—	922
2028	116,989	—	116,989
2029	982	—	982
Thereafter	305,039	—	305,039
Total	$ 789,647	$ 362,216	$ 1,151,863

The Company's existing principal demands for cash are to fund acquisitions, capital expenditures, the payment of its operating and administrative expenses, debt service obligations (including principal repayment), the repayment of the Promissory Note (which was repaid in full in January 2025) and distributions to holders of its Series A Preferred Stock and Series B Preferred Stock. The Company closely monitors its current and anticipated liquidity position relative to its current and anticipated demands for cash and believes that it has sufficient current liquidity to meet its financial obligations for at least the next twelve months. The Company expects to fund its future short-term operating liquidity requirements, including distributions to holders of Series A Preferred Stock and Series B Preferred Stock, through a combination of current cash on hand, net cash provided by its operating activities, potential future advances under its Fannie Mae Master Credit Facilities and OMF Warehouse Facility, net cash provided by its property dispositions and potential new financings utilizing certain of its currently unencumbered properties.

Note 6 — Fair Value of Financial Instruments

GAAP establishes a hierarchy of valuation techniques based on the observability of inputs used in measuring asset and liabilities at fair value. GAAP establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity's own assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Financial Instruments Measured at Fair Value on a Recurring Basis

Derivative Instruments

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2024 and 2023, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company's derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company's potential nonperformance risk and the performance risk of the counterparties.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2024 and 2023, aggregated by the level in the fair value hierarchy within which those instruments fall.

(In thousands)	Quoted Prices in Active Markets Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total	
December 31, 2024								
Derivative assets, at fair value (non-designated)	$	—	$	2,554	$	—	$	2,554
Derivative assets, at fair value (designated)		—		16,652		—		16,652
Total	$	—	$	19,206	$	—	$	19,206
December 31, 2023								
Derivative assets, at fair value (non-designated)	$	—	$	6,111	$	—	$	6,111
Derivative assets, at fair value (designated)				22,259				22,259
Total	$	—	$	28,370	$	—	$	28,370

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There has been no transfer into or out of Level 3 financial instruments during the periods presented.

Real Estate Investments Measured at Fair Value on a Non-Recurring Basis

Real Estate Investments Held-for-Use

The Company has impaired real estate investments held-for-use, which are carried at fair value on a non-recurring basis on the consolidated balance sheet as of December 31, 2024 and 2023.

As of December 31, 2024, the Company owned 20 held-for-use properties (16 OMFs and four SHOPs) for which the Company had reconsidered their expected holding periods, all of which are being marketed for sale. As a result, the Company evaluated the impact on its ability to recover the carrying values of the respective properties and has previously recorded impairment charges on one property to reduce the carrying value to its estimated fair value.

As of December 31, 2023, the Company owned 12 held-for-use properties (eight OMFs, three SHOPs and one land parcel) for which the Company has reconsidered its expected holding periods, of which four properties (one OMF and two SHOPs and one land parcel) are being marketed for sale.

As a result, the Company evaluated the impact on its ability to recover the carrying values of the properties noted above and recorded impairment charges to write these properties down to their estimated fair values. The Company had also previously written down other held-for-use properties which have subsequently been sold.

See *Note 3 — Real Estate investments, Net - "Assets Held for Use and Related Impairments"* for additional details.

Real Estate Investments Held-for-Sale

Real estate investments held-for-sale are carried at net realizable value on a non-recurring basis and are generally classified in Level 3 of the fair value hierarchy. The Company did not have any real estate investments classified as held-for-sale as of December 31, 2024 and 2023.

Financial Instruments Not Measured at Fair Value

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair values of short-term financial instruments such as cash and cash equivalents, restricted cash, straight-line rent receivable, net, prepaid expenses and other assets, deferred costs, net, accounts payable and accrued expenses, deferred rent and distributions payable approximate their carrying value on the consolidated balance sheets due to their short-term nature.

The fair values of the Company's remaining financial instruments that are not reported at fair value on the consolidated balance sheets are reported below:

(In thousands)	Level	December 31, 2024		December 31, 2023	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Gross mortgage notes payable and mortgage premium and discounts, net	3	$ 788,464	$ 747,542	$ 820,106	$ 787,665
Credit facilities	3	$ 362,216	$ 362,974	$ 361,026	$ 361,792
Total Debt	3	$ 1,150,680	$ 1,110,516	$ 1,181,132	$ 1,149,457

The fair value of the mortgage notes payable is estimated using a discounted cash flow analysis, based on the Company's experience with similar types of borrowing arrangements, excluding the value of derivatives.

Note 7 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, collars, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings.

The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. Additionally, in using interest rate derivatives, the Company aims to add stability to interest expense and to manage its exposure to interest rate movements. The Company does not intend to utilize derivatives for speculative purposes or purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company, and its affiliates, may also have other financial relationships. The Company does not anticipate that any of its counterparties will fail to meet their obligations.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2024 and 2023:

(In thousands)	Balance Sheet Location	December 31,	
		2024	2023
Derivatives designated as hedging instruments:			
Interest rate "pay-fixed" swaps	Derivative assets, at fair value	$ 16,652	$ 22,259
Derivatives not designated as hedging instruments:			
Interest rate caps	Derivative assets, at fair value	$ 2,554	$ 6,111

Cash Flow Hedges of Interest Rate Risk

As of both December 31, 2024 and December 31, 2023, the Company had one derivative with a notional value of $378.5 million, designated as a cash flow hedge of interest rate risk. In late December 2024, the Company proactively executed a minor amendment to the hedged notional to match the expected prospective loan balance of 364.0 million. This amendment became effective in January 2025. The Company uses its interest rate swap as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for fixed-rate payments by the Company over the life of the agreement without exchange of the underlying notional amount. During the years ended December 31, 2024 and 2023, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. The remaining interest rate "pay-fixed" swap has a base interest rate of 1.61% and matures December 2026.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income ("AOCI") and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

The table below details the location in the financial statements of the gain (loss) recognized on interest rate derivatives designated as cash flow hedges for the periods presented:

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
Amount of gain recognized in accumulated other comprehensive income on interest rate derivatives	$ 8,716	$ 5,324	$ 50,098
Amount of gain (loss) reclassified from accumulated other comprehensive income into earnings as reductions to (increases in) interest expense	$ 15,540	$ 18,770	$ (1,153)
Total amount of interest expense presented in the consolidated statements of operations and comprehensive loss	$ 69,447	$ 66,078	$ 51,740

2023 Swap Terminations

During the year ended December 31, 2023, the Company terminated two LIBOR-based interest rate swap agreements with an aggregate notional amount of $50.0 million and six SOFR-based interest rate swap agreements with an aggregate notional amount of $150.0 million. These borrowings were hedging a portion of the Company's aggregate SOFR and LIBOR-based borrowings. The swaps were terminated in asset positions, and the Company received $1.9 million in cash from the LIBOR-based swap terminations, and $3.5 million in cash from the SOFR-based swap terminations. Because the Company continues to carry variable-rate borrowings in excess of the notional amounts of the terminated swaps, these amounts were included in AOCI and will be amortized into earnings as a reduction to interest expense from the termination dates of the swaps through March 2024 (the original term of the swap and the Prior Credit Facility). For the year ended December 31, 2023, the Company reclassified $4.2 million from AOCI as decreases to interest expense. The remaining $1.2 million associated with the 2023 terminated swaps in AOCI as of December 31, 2023 was reclassified into earnings as a decrease to interest expense through March 2024.

Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next twelve months, from January 1, 2025 through December 31, 2025, the Company estimates that $9.0 million will be reclassified from other comprehensive income as a decrease to interest expense relating to the "pay-fixed" swaps designated as derivatives.

Non-Designated Derivatives

The Company had the following outstanding interest rate derivatives that were not designated as a hedges in qualifying hedging relationships as of as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
Interest Rate Derivatives	**Number of Instruments**	**Notional Amount**	**Number of Instruments**	**Notional Amount** [1]
		(In thousands)		*(In thousands)*
Interest rate caps [2]	8	$ 369,218	7	$ 364,170

_____

(1) Notional amount represents the currently active interest cap contract and excludes one inactive cap agreements (included in the instrument count) with a notional amount of $52.6 million as of December 31, 2023, which took effect upon the expiration of a similar cap included above and effectively extended the term for the same notional amount.

(2) All of the Company's interest rate cap agreements limit 30-day SOFR to 3.50% with terms through January 2027. Changes in the fair market value of these non-designated derivatives, as well as any cash received, are presented within gain on non-designated derivatives in the Company's consolidated statements of operations and comprehensive loss.

These derivatives are used to manage the Company's exposure to interest rate movements, but the Company has not elected to apply hedge accounting. As of December 31, 2024, the Company had entered into eight SOFR-based interest rate caps with a notional amount of $369.2 million which limit 30-day SOFR borrowings to 3.50% and have varying expiration dates through January 2027.

Beginning in the fourth quarter of 2022, both LIBOR and SOFR exceeded 3.50% and the Company began receiving payments under these interest rate caps. While the Company does not apply hedge accounting for these interest rate caps, they are economically hedging the Capital One Facility, KeyBank Facility and OMF Warehouse Facility. Changes in the fair value of, and any cash received from, derivatives not designated as hedges under a qualifying hedging relationship are recorded directly to earnings and are presented within (loss) gain on non-designated derivatives in the Company's consolidated statements of operations and comprehensive loss. For the years ended December 31, 2024, 2023 and 2022, (loss) gain on non-designated derivatives were a gain of $1.5 million (including cash received of 6.8 million), a loss of $2.0 million (including cash received of 5.6 million) and a gain of $3.8 million (including cash received of $0.3 million), respectively.

The Company paid premiums of $1.5 million to renew one interest rate cap with an aggregate notional amount of $58.1 million which matured during the year ended December 31, 2024, and the Company also paid $0.3 million for a new interest rate cap entered into during the year ended December 31, 2024 for a notional amount of $7.0 million. Three interest rate caps with a notional amount of $138.5 million mature in July 2025, which represents the next interest rate cap maturity. The Company is required to maintain an aggregate notional value of its interest rate caps equal to the aggregate principal value of its Fannie Mae Credit Facilities, and accordingly expects to renew this maturing cap which is actively hedging exposure to SOFR at a strike price of 3.50%. All of the Company's LIBOR-based interest rate caps were transitioned to SOFR-based contracts effective July 1, 2023.

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2024 and 2023. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the consolidated balance sheets.

					Gross Amounts Not Offset in the Consolidated Balance Sheet		
(In thousands)	Gross Amounts of Recognized Assets	Gross Amounts of Recognized (Liabilities)	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2024	$ 19,206	—	—	$ 19,206	—	—	$ 19,206
December 31, 2023	$ 28,370	—	—	$ 28,370	—	—	$ 28,370

Credit-Risk-Related Contingent Features

The Company has agreements in place with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2024 there were no derivatives in a net liability position. The Company is not required to post any collateral related to these agreements and was not in breach of any agreement provisions.

Note 8 — Stockholders' Equity

Common Stock

As of December 31, 2024 and 2023, the Company had 28,296,439 and 27,886,255 shares of common stock outstanding, respectively, including unvested restricted shares, shares issued pursuant to the Company's distribution reinvestment plan ("DRIP"), net of share repurchases, and shares issued as stock dividends since October 2020 and through January 2024. Since October 2020, the Company has issued an aggregate of approximately 5.2 million shares (as adjusted to reflect the Reverse Stock Split) in respect to the stock dividends. Except for shares issued as dividends, no other additional shares of common stock were issued during the years ended December 31, 2024 or 2023. References made to weighted-average shares and per-share amounts in the consolidated statements of operations and comprehensive income or loss have been retroactively adjusted to reflect the cumulative increase in shares outstanding due to the stock dividends, and are noted as such throughout the accompanying financial statements and notes. In addition, on March 27, 2024, the Company published a new Estimated Per-Share NAV as of December 31, 2023, which was approved by the Board on March 27, 2024. See *Note 1 — Organization* for additional information.

Share Repurchase Program

Under the Company's share repurchase program (the "SRP"), as amended from time to time, qualifying stockholders are able to sell their shares to the Company in limited circumstances. The Board suspended the SRP in August 2020 and no further repurchase requests under the SRP may be made unless and until the SRP is reactivated. No assurances can be made as to when or if the SRP will be reactivated. When a stockholder requests redemption and redemption is approved by the Board, the Company will reclassify such obligation from equity to a liability based on the settlement value of the obligation. Shares repurchased under the SRP have the status of authorized but unissued shares.

Distribution Reinvestment Plan

Pursuant to the DRIP, stockholders may elect to reinvest distributions paid in cash by the Company into shares of common stock. The Company has the right to amend the DRIP or terminate the DRIP with ten days' notice to participants. Shares issued under the DRIP are recorded as equity in the accompanying consolidated balance sheets in the period distributions are declared. During the years ended December 31, 2024, 2023 and 2022, the Company did not issue any shares of common stock pursuant to the DRIP.

Stockholder Rights Plan

In May 2020, the Company announced that the Board had approved a stockholder rights plan. In December 2020, the Company issued a dividend of one common share purchase right for each share of its common stock outstanding as authorized by its Board in its discretion. During the year ended December 31, 2023, The Company extended the expiration date of the stockholders rights plan from May 18, 2023 to May 18, 2026.

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock. In connection with an underwritten offering in December 2019 (see details below), the Company classified and designated 1,610,000 shares of its authorized preferred stock as authorized shares of its Series A Preferred Stock. In September 2020, the Board authorized the classification of 600,000 additional shares of the Company's preferred stock as Series A Preferred Stock in connection with the preferred stock purchase agreement and registration rights agreement with B. Riley Principal Capital, LLC and in May 2021, the Board authorized the classification of 2,530,000 additional shares of the Company's preferred stock as Series A Preferred Stock in connection with an offering in May 2021.

The Company had 3,977,144 shares of Series A Preferred Stock issued and outstanding, as of December 31, 2024 and 2023.

In connection with an underwritten offering in October 2021, the Company classified and designated 3,680,000 shares of its authorized preferred stock on October 4, 2021 as authorized shares of its 7.125% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share ("Series B Preferred Stock").

As a result of an underwritten offering in October 2021, the Company had 3,630,000 shares of Series B Preferred Stock issued and outstanding as of December 31, 2024 and 2023.

The Company also had 100,000 Series A Preferred Units outstanding as of December 31, 2024 and December 31, 2023, which were accounted for as a component of non-controlling interests. See *Note 13 — Non-controlling Interests* for additional information.

Series A Preferred Stock

Terms

Holders of Series A Preferred Stock are entitled to cumulative dividends in the amount of $1.84375 per share each year, which is equivalent to the rate of 7.375% of the $25.00 liquidation preference per share per annum. The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless redeemed, converted or otherwise repurchased. The Series A Preferred Stock may be redeemed, in whole or in part, at the Company's option, at any time and from time to time, at a cash redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date. In addition, upon the occurrence of a Delisting Event or a Change of Control (each as defined in the articles supplementary governing the terms of the Series A Preferred Stock (the "Series A Articles Supplementary")), the Company may, subject to certain conditions, at its option, redeem the Series A Preferred Stock, in whole or in part, after the first date on which the Delisting Event occurred or within 120 days after the first date on which the Change of Control occurred, as applicable, by paying the liquidation preference of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date. Upon the occurrence of a Change of Control during a continuing Delisting Event, unless the Company has elected to exercise its redemption right, holders of the Series A Preferred Stock will have certain rights to convert Series A Preferred Stock into shares of Company's common stock. In addition, upon the occurrence of a Delisting Event, the dividend rate will be increased on the day after the occurrence of the Delisting Event by 2.00% per annum to the rate of 9.375% of the $25.00 liquidation preference per share per annum (equivalent to $2.34375 per share each year) from and after the date of the Delisting Event. Following the cure of such Delisting Event, the dividend rate will revert to the rate of 7.375% of the $25.00 liquidation preference per share per annum. The necessary conditions to convert the Series A Preferred Stock into common stock have not been met as of December 31, 2024. Therefore, Series A Preferred Stock did not impact Company's earnings per share calculations for the years ended December 31, 2024, 2023 and 2022.

The Series A Preferred Stock ranks senior to common stock, with respect to dividend rights and rights upon the Company's voluntary or involuntary liquidation, dissolution or winding up.

Voting rights for holders of Series A Preferred Stock exist primarily with respect to the ability to elect two additional directors to the board of directors if six or more quarterly dividends (whether or not authorized or declared or consecutive) payable on the Series A Preferred Stock are in arrears, and with respect to voting on amendments to the Company's charter (which includes the Series A Articles Supplementary) that materially and adversely affect the rights of the Series A Preferred Stock or create additional classes or series of shares of the Company's capital stock that are senior to the Series A Preferred Stock. Other than the limited circumstances described above and in the Series A Articles Supplementary, holders of Series A Preferred Stock do not have any voting rights.

Series A Preferred Units

In September 2021, the Company partially funded the purchase of an OMF from an unaffiliated third party by causing the OP to issue 100,000 partnership units in the OP designated as "Series A Preferred Units". These were recorded at fair value on the date of the acquisition at $2.6 million and were included as part of the consideration paid for the acquisition. Additionally, these are considered a non-controlling interest for the Company and were recorded as an increase in non-controlling interests on the consolidated balance sheet (see *Note 13 — Non-controlling Interests* for additional information).

Series B Preferred Stock

Series B Preferred Stock — Terms

Holders of Series B Preferred Stock are entitled to cumulative dividends in the amount of $1.78125 per share each year, which is equivalent to the rate of 7.125% of the $25.00 liquidation preference per share per annum. The Series B Preferred Stock has no stated maturity and will remain outstanding indefinitely unless redeemed, converted or otherwise repurchased. On and after October 6, 2026, at any time and from time to time, the Series B Preferred Stock will be redeemable in whole or in part, at the Company's option, at a cash redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date. In addition, upon the occurrence of a Delisting Event or a Change of Control (each as defined in the articles supplementary governing the terms of the Series B Preferred Stock (the "Series B Articles Supplementary")), the Company may, subject to certain conditions, at its option, redeem the Series B Preferred Stock, in whole or in part, after the first date on which the Delisting Event occurred or within 120 days after the first date on which the Change of Control occurred, as applicable, by paying the liquidation preference of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date. Upon the occurrence of a Change of Control during a continuing Delisting Event, unless the Company has elected to exercise its redemption right, holders of the Series B Preferred Stock will have certain rights to convert Series B Preferred Stock into shares of Company's common stock. In addition, upon the occurrence of a Delisting Event, the dividend rate will be increased on the day after the occurrence of the Delisting Event by 2.00% per annum to the rate of 9.125% of the $25.00 liquidation preference per share per annum (equivalent to $2.28125 per share each year) from and after the date of the Delisting Event. Following the cure of such Delisting Event, the dividend rate will revert to the rate of 7.125% of the $25.00 liquidation preference per share per annum. The necessary conditions to convert the Series B Preferred Stock into common stock have not been met as of December 31, 2024. Therefore, Series B Preferred Stock did not impact Company's earnings per share calculations for the year ended December 31, 2024 and 2023.

The Series B Preferred Stock ranks on parity with the Company's Series A Preferred Stock, and senior to its common stock, with respect to dividend rights and rights upon the Company's voluntary or involuntary liquidation, dissolution or winding up.

Voting rights for holders of Series B Preferred Stock exist primarily with respect to the ability to elect two additional directors to the board of directors if six or more quarterly dividends (whether or not authorized or declared or consecutive) payable on the Series B Preferred Stock are in arrears, and with respect to voting on amendments to the Company's charter (which includes the Series B Articles Supplementary) that materially and adversely affect the rights of the Series B Preferred Stock or create additional classes or series of shares of the Company's capital stock that are senior to the Series B Preferred Stock. Other than the limited circumstances described above and in the Series B Articles Supplementary, holders of Series B Preferred Stock do not have any voting rights.

Distributions and Dividends

Common Stock

From March 1, 2018 until June 30, 2020, the Company paid monthly distributions to stockholders at a rate equivalent to $3.40 (as adjusted to reflect the Reverse Stock Split) per annum per share of common stock.

On August 13, 2020, the Board changed the Company's common stock distribution policy to preserve the Company's liquidity and maintain additional financial flexibility. Under the policy, distributions authorized by the Board on the Company's shares of common stock were issued on a quarterly basis in arrears in shares of the Company's common stock valued at the Company's Estimated Per Share NAV of common stock in effect on the applicable date:

Stock Dividend Declaration Date	Stock Dividend Issue Date	Quarterly Stock Dividend Rate (per share)
January 3, 2022	January 15, 2022	0.014655
April 1, 2022	April 18, 2022	0.014167
July 1, 2022	July 15, 2022	0.014167
October 3, 2022	October 17, 2022	0.014167
January 3, 2023	January 18, 2023	0.014167
April 3, 2023	April 17, 2023	0.015179
July 3, 2023	July 17, 2023	0.015179
October 2, 2023	October 16, 2023	0.015179
January 3, 2024	January 16, 2024	0.015179

The Company did not declare a quarterly stock dividend in April 2024, and does not intend to declare any further stock dividends in the future.

Note 9 — Related Party Transactions and Arrangements

As of December 31, 2024 and 2023, the Special Limited Partner owned 2,718 shares of the Company's outstanding common stock. As of December 31, 2023, the Advisor held 90 partnership units in the OP designated as "Common OP Units". In connection with the Internalization, immediately prior to Closing, the Advisor transferred the 90 Common OP Units to the Advisor Parent. As of December 31, 2024, the Advisor Parent held 90 Common OP Units.

Fees Incurred in Connection with the Operations of the Company

The Second Amended and Restated Advisory Agreement by and among the Company, the OP and the Advisor (as amended, the "Second A&R Advisory Agreement") took effect on February 17, 2017.

On July 25, 2019, the Company entered into Amendment No. 1 to the Advisory Agreement (the "Advisory Agreement Amendment"), which was unanimously approved by the Company's independent directors. Additional information on the Advisory Agreement Amendment is included later in this Note under *"Professional Fees and Other Reimbursements."*

Immediately following the Closing of the Internalization, the Company and the Advisor (now a wholly owned subsidiary of the Company following the Internalization) terminated the Advisory Agreement by mutual agreement. Certain expenses have been incurred as a result of the Company's decision to terminate the Advisory Agreement, which are discussed below in the section "*Internalization — Termination Fees*". The following describes certain expenses and fees that the Company was obligated to pay under the Advisory Agreement prior to its termination in connection with the Internalization.

Acquisition Expense Reimbursements

The Advisor was reimbursed for services provided for which it incurred investment-related expenses, or insourced expenses. The amount reimbursed for insourced expenses was not permitted to exceed 0.5% of the contract purchase price of each acquired property or 0.5% of the amount advanced for a loan or other investment. Additionally, the Company reimbursed the Advisor for third-party acquisition expenses. Under the Advisory Agreement, total acquisition expenses were not permitted to exceed 4.5% of the contract purchase price of the Company's portfolio or 4.5% of the amount advanced for all loans or other investments. This threshold was not exceeded through September 27, 2024, the date the Advisory Agreement was terminated.

Asset Management Fees

Under the limited partnership agreement of the OP (as amended from time to time, the "LPA") and the previous advisory agreement and until March 31, 2015, for its asset management services, the Company issued the Advisor an asset management subordinated participation by causing the OP to issue to the Advisor partnership units of the OP designated as "Class B Units" ("Class B Units"). The Class B Units were intended to be profit interests and vest, and no longer are subject to forfeiture, at such time as: (x) the value of the OP's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the "Economic Hurdle"); (y) any one of the following occurs: (1) a listing; (2) another liquidity event or (3) the termination of the advisory agreement by an affirmative vote of a majority of the Company's independent directors without cause; and (z) the Advisor is still providing advisory services to the Company (the "Performance Condition").

Unvested Class B Units would be forfeited immediately if: (a) the advisory agreement is terminated for any reason other than a termination without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company's independent directors without cause before the Economic Hurdle has been met.

Subject to approval by the Board, the Class B Units were issued to the Advisor quarterly in arrears pursuant to the terms of the LPA. The number of Class B Units issued in any quarter was equal to: (i) the excess of (A) the product of (y) the cost of assets multiplied by (z) 0.1875% over (B) any amounts payable as an oversight fee (as described below) for such calendar quarter; divided by (ii) the value of one share of common stock as of the last day of such calendar quarter, which was initially equal to $22.50 (the price in the Company's initial public offering of common stock minus the selling commissions and dealer manager fees). The value of issued Class B Units will be determined and expensed when the Company deems the achievement of the Performance Condition to be probable. As of December 31, 2024, the Company determined that achieving the Performance Condition was not yet considered probable for accounting purposes. The Advisor received cash distributions on each issued Class B Unit equivalent to the cash distribution paid, if any on the Company's common stock. These cash distributions on Class B Units will be included in general and administrative expenses in the consolidated statements of operations and comprehensive loss if the Performance Condition is considered probable to occur. The Board has previously approved the issuance of 359,250 Class B Units to the Advisor in connection with this arrangement. The Board determined in February 2018 that the Economic Hurdle had been satisfied, however none of the events have occurred, including a listing of the Company's common stock on a national securities exchange, which would have satisfied the other vesting requirement of the Class B Units. Therefore, no expense has ever been recognized in connection with the Class B Units.

On May 12, 2015, the Company, the OP and the Advisor entered into an amendment to the then-current advisory agreement, which, among other things, provided that the Company would cease causing the OP to issue Class B Units to the Advisor with respect to any period ending after March 31, 2015. In connection with the Internalization, immediately prior to Closing, the Advisor transferred 359,250 Class B Units to the Advisor Parent.

Effective February 17, 2017, the Advisory Agreement required the Company to pay the Advisor a base management fee, which is payable on the first business day of each month. The fixed portion of the base management fee was equal to $1.625 million per month, while the variable portion of the base management fee is equal to one-twelfth of 1.25% of the cumulative net proceeds of any equity (including convertible equity and certain convertible debt but excluding proceeds from the DRIP) issued by the Company and its subsidiaries subsequent to February 17, 2017 per month. There were no variable management fees earned from the issuance of common stock dividends. Upon termination of the Advisory Agreement, the Company is no longer obligated to pay the base management fee.

In addition, the Advisory Agreement required the Company to pay the Advisor a variable management/incentive fee quarterly in arrears equal to (1) the product of fully diluted shares common stock outstanding multiplied by (2) (x) 15.0% of the applicable prior quarter's Core Earnings (as defined below) per share in excess of $0.375 per share plus (y) 10.0% of the applicable prior quarter's Core Earnings per share in excess of $0.47 per share. No incentive fee was incurred for the year ended December 31, 2024 or 2023. Upon termination of the Advisory Agreement, the Company is no longer obligated to pay a variable management/ incentive fee.

In connection with the Internalization, on the Closing Date, the Advisor Parent received an asset management fee of $10.9 million, representing the aggregate Base Management Fee (as defined in the Advisory Agreement) that the Company would have been required to pay to the Advisor during the six month notice period required to terminate the Advisory Agreement, which began on June 25, 2024 when the Company delivered notice to the Advisor of its intention to effect the Internalization, inclusive of $5.5 million of Base Management Fees that the Company would have been required to pay to the Advisor during the remaining three month notice period following the Closing Date.

Property Management Fees

Unless the Company contracts with a third party, the Company pays the Property Manager a property management fee on a monthly basis, equal to 1.5% of gross revenues from the Company's stand-alone single-tenant net leased properties managed and 2.5% of gross revenues from all other types of properties managed, plus market-based leasing commissions applicable to the geographic location of the property. The Company also reimburses the Property Manager for property level expenses incurred by the Property Manager. The Property Manager may charge a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm's length transactions by others rendering similar services in the same geographic area for similar properties, and the Property Manager is allowed to receive a higher property management fee in certain cases if approved by the Company's Board of Directors (including a majority of the independent directors).

On February 17, 2017, the Company entered into the Amended and Restated Property Management and Leasing Agreement (the "Property Management Agreement") with the OP and the Property Manager. The Property Management Agreement automatically renews for successive one-year terms unless any party provides written notice of its intention to terminate the Property Management Agreement. The Company provided the Property Manager with notice of its intent to self-manage in June 2024, and, in connection with the Internalization, the Advisor Parent contributed all its equity interests in the Property Manager to the Company. Following the Closing of the Internalization, the Property Management Agreement remains in place as an intercompany agreement.

Professional Fees and Other Reimbursements

The Company reimbursed the Advisor's costs of providing administrative services including personnel costs, except for costs to the extent that the employees perform services for which the Advisor received a separate fee. This reimbursement included reasonable overhead expenses for employees of the Advisor or its affiliates directly involved in the performance of services on behalf of the Company, including the reimbursement of rent expense at certain properties that are both occupied by employees of the Advisor or its affiliates and owned by affiliates of the Advisor. During the years ended December 31, 2024, 2023 and 2022, the Company incurred $10.6 million, $10.6 million and $8.8 million, respectively, of reimbursement expenses from the Advisor for providing administrative services. These reimbursement expenses are included in general and administrative expense on the consolidated statements of operations and comprehensive loss.

Bonus Awards

Reimbursements for the cash portion of 2023 bonuses paid by the Advisor to its employees, or employees of its affiliates, were expensed and reimbursed on a monthly basis during the year ended December 31, 2023 in accordance with estimates provided by the Advisor. These amounts were awarded in May 2024 and were scheduled to be paid by the Advisor to its employees from September 2024 to March 2025. Following the Internalization, pursuant to the Internalization Agreement, the Advisor Parent remitted the unpaid portion of these amounts to the Company, which subsequently paid out such amounts in October 2024 to the employees who joined the Company from the Advisor as part of the Internalization.

For the cash portion of 2024 accrued bonuses for the Advisor's employees, or employees of its affiliates, the Company previously reimbursed the Advisor for such amounts in accordance with estimates provided by the Advisor. Following the Internalization, pursuant to the Internalization Agreement, the Advisor Parent remitted such amounts to the Company for subsequent payment to the employees who joined the Company from the Advisor as part of the Internalization.

Promissory Note

In connection with the consideration payable to the Advisor Parent under the Internalization Agreement, the Company issued the Promissory Note in a principal amount of $30.3 million to the Advisor Parent on the Closing Date. The Promissory Note was a senior unsecured obligation of the Company and ranked equal in right of payment with all of the Company's existing and future indebtedness. The Promissory Note bore interest per annum of Term SOFR (as defined in the Promissory Note) plus 1.25% until January 1, 2025 and Term SOFR plus 3.25% on and after January 1, 2025, with such interest payable monthly. The Promissory Note's maturity date was June 28, 2025 and may be prepaid, in whole or in part, prior to the maturity date without any prepayment penalties. The Promissory Note is included in accounts payable and accrued expenses on the balance sheet as of December 31, 2024. In January 2025, the Company repaid the Promissory Note in full including any unpaid interest at the time of payment.

Summary of fees, expenses and related payables

The following table details amounts incurred and payable in connection with the Company's operations-related services described above as of and for the periods presented:

(In thousands)	Year Ended December 31,			Payable (Prepayments) as of December 31,	
	2024	**2023**	**2022**	**2024**	**2023**
	Incurred	**Incurred**	**Incurred**		
Non-recurring fees and reimbursements:					
Acquisition cost reimbursements	$ 20	$ 32	$ 23	$ —	$ —
Ongoing fees and reimbursements:					
Asset management fees	16,374	21,831	21,831	—	—
Professional fees and other reimbursements [(1)]	10,589	10,595	8,820	—	198
Property management fees [(2)]	3,584	4,135	4,200	—	97
Termination fees (including the Promissory Note) [(3)]	106,650	—	—	30,267	—
Total related party operation fees and reimbursements	$ 137,217	$ 36,593	$ 34,874	$ 30,267	$ 295

—————

(1) Included in general and administrative expenses in the consolidated statements of operations. For the year ended December 31, 2024, includes amount related to the purchase of tail directors and officers liability insurance policy covering the former Advisor and the Company in connection with the Internalization.

(2) Inclusive of $0.8 million and $0.4 million of leasing commissions which are included in prepaid expenses and other assets on the consolidated balance sheet as of December 31, 2024 and 2023.

(3) For the year ended December 31, 2024, includes the Closing Payments payable to the Advisor pursuant to the terms of the Internalization, including an internalization fee of $98.2 million, an asset management fee of $5.5 million and a property management fee of $2.9 million. See Note 1 — Organization — Internalization for additional information. Also reflects the Promissory Note issued to the Advisor Parent in connection with the Internalization which was paid in full in January 2025.

Internalization

For details regarding the terms of the Internalization, see *Note 1 — Organization — Internalization.*

Promotes Incurred in Connection with a Listing or the Liquidation of the Company's Real Estate Assets

Promote Incurred in Connection with a Listing

If the common stock of the Company is listed on a national securities exchange, the Special Limited Partner will be entitled to receive a promissory note as evidence of its right to receive a subordinated incentive listing distribution from the OP equal to 15.0% of the amount by which the market value of all issued and outstanding shares of common stock plus distributions exceeds the aggregate capital contributed plus an amount equal to a 6.0% cumulative, pre-tax non-compounded annual return to investors in the Company's initial public offering of common stock. No such distribution was incurred during the years ended December 31, 2024, 2023 and 2022. If the Special Limited Partner or any of its affiliates receives the subordinated incentive listing distribution the Special Limited Partner and its affiliates will no longer be entitled to receive the subordinated participation in net sales proceeds distribution described below.

Subordinated Participation in Net Sales Proceeds

Upon a liquidation or sale of all or substantially all of the Company's assets, including through a merger or sale of stock, the Special Limited Partner will be entitled to receive a subordinated participation in the net sales proceeds of the sale of real estate assets from the OP equal to 15.0% of remaining net sale proceeds after return of capital contributions to investors in the Company's initial public offering of common stock plus payment to investors of a 6.0% cumulative, pre-tax non-compounded annual return on the capital contributed by investors. No such participation in net sales proceeds became due and payable during the years ended December 31, 2024, 2023 and 2022. Any amount of net sales proceeds paid to the Special Limited Partner or any of its affiliates prior to the Company's listing will reduce dollar for dollar the amount of the subordinated incentive listing distribution described above.

<u>Promote in Connection with a Termination</u>

Under the LPA, upon termination or non-renewal of the advisory agreement with the Advisor, with or without cause, the Special Limited Partner was entitled to receive a promissory note as evidence of its right to receive subordinated termination distributions from the OP equal to 15.0% of the amount by which the sum of the Company's market value plus distributions exceeds the sum of the aggregate capital contributed plus an amount equal to a 6.0% cumulative, pre-tax, non-compounded annual return to investors in the Company's initial public offering of common stock. However, in accordance with the terms of the LPA, in connection with the Internalization and the Company's termination of the Advisory Agreement, the Special Limited Partner deferred its right to receive a subordinated distribution upon termination until either a subsequent listing of its common shares on a national securities exchange or other liquidity event occurs.

Note 10 — Economic Dependency

Under various agreements, prior to the Internalization, the Company engaged the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that were essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company and asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company was dependent upon the Advisor and its affiliates prior to the Internalization.

Note 11 — Equity-Based Compensation

Restricted Share Plan

The Company adopted an employee and director incentive restricted share plan (as amended from time to time, the "RSP"), which provided the Company with the ability to grant awards of restricted shares of common stock ("restricted shares") to the Company's directors, officers and employees, employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company. The RSP expired in accordance with its terms in February 2023. The total number of shares of common stock that may be subject to awards granted under the RSP may not exceed 5.0% of the Company's outstanding shares of common stock on a fully diluted basis at any time and in any event will not exceed 4.2 million shares (as such number may be further adjusted for stock splits, stock dividends, combinations and similar events).

Restricted shares vest on a straight-line basis over periods of three to five years and may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in shares of common stock are subject to the same restrictions as the underlying restricted shares.

The following table reflects the amount of restricted shares outstanding as of December 31, 2024 and activity for the period presented:

	Number of Common Shares	Weighted-Average Issue Price
Unvested, December 31, 2021	39,857	$ 84.84
Stock dividend	2,078	59.44
Granted	—	—
Vested	(17,599)	94.68
Forfeitures	—	—
Unvested, December 31, 2022	24,336	75.56
Stock Dividend	1,293	57.08
Granted	—	—
Vested	(12,718)	81.58
Forfeitures	—	—
Unvested, December 31, 2023	12,911	67.78
Stock dividend	196	56.00
Granted	—	—
Vested	(13,107)	67.60
Forfeitures	—	—
Unvested, December 31, 2024	—	$ —

As of December 31, 2024, the Company did not have any remaining unrecognized compensation cost related to unvested restricted share awards granted under the RSP. Compensation expense related to restricted shares was $0.6 million, $0.9 million and $1.2 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company's directors at the respective director's election. There are no restrictions on shares issued in lieu of cash compensation since these payments in lieu of cash relate to fees earned for services performed. No such shares were issued during the years ended December 31, 2024, 2023 and 2022.

Note 12 — Accumulated Other Comprehensive Income

The following table illustrates the changes in accumulated other comprehensive income as of and for the periods presented:

(In thousands)	Unrealized Gains (Losses) on Designated Derivative
Balance, December 31, 2021	$ (14,341)
Other comprehensive income, before reclassifications	50,098
Amount of gain reclassified from accumulated other comprehensive income	1,153
Balance, December 31, 2022	36,910
Other comprehensive income, before reclassifications	5,324
Amount of gain reclassified from accumulated other comprehensive income	(18,770)
Balance, December 31, 2023	23,464
Other comprehensive income, before reclassifications	8,716
Amount of gain reclassified from accumulated other comprehensive income	(15,540)
Balance, December 31, 2024	$ 16,640

Accumulated other comprehensive income predominately relates to the unrealized gains (losses) on designated derivatives, however, as previously discussed in _Note 7 — Derivatives and Hedging Activities_, previously designated hedges were terminated and the termination costs are being amortized over the term of the hedged item.

Note 13 — Non-Controlling Interests

Non-controlling interests on the Company's consolidated balance sheet is comprised of the following:

	Balance as of December 31,	
(In thousands)	**2024**	**2023**
Series A Preferred Units held by third parties	$ 2,578	$ 2,578
Common OP Units held by third parties	2,212	3,156
Total Non-controlling Interests in the OP	4,790	5,734
Non-controlling interests in property owning subsidiaries	775	695
Total Non-controlling Interests	$ 5,565	$ 6,429

Net loss attributable to non-controlling interests on the Company's consolidated statement of operations is comprised of the following:

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Income attributable to Series A Preferred Units held by third parties	$ (184)	$ (185)	$ (184)
Loss attributable to Common OP Units held by third parties	837	317	341
Net loss attributable to non-controlling interests in the OP	653	132	157
Income attributable to non-controlling interests in property-owning subsidiaries	(86)	(50)	(22)
Net loss attributable to non-controlling interests	$ 567	$ 82	$ 135

Non-Controlling Interests in the OP

For preferred and common shares issued by the Company, the Company causes the OP to issue to the Company mirror securities with substantially equivalent economic rights in exchange for the contribution of the capital raised by such issuances. The securities held by the Company are eliminated in consolidation.

Series A Preferred Units

The Company is the sole general partner and holds substantially all of the Series A Preferred Units (except as discussed below). All common and preferred units in the OP held by the Company are eliminated in consolidation.

In September 2021, the Company partially funded the purchase of a OMF from an unaffiliated third party by causing the OP to issue 100,000 Series A Preferred Units to the unaffiliated third party, with a face value of $25.00 per unit, which were recorded at issuance at a then fair value of $2.6 million, or $25.78 per unit, to the unaffiliated third party.

A holder of Series A Preferred Units has the right to receive cash distributions equivalent to the cash distributions, if any, on the Company's Series A Preferred Stock, which earn dividends at a rate equal to 7.375% of its face value. After holding the Series A Preferred Units for a period of one year, a holder of Series A Preferred Units has the right to redeem Series A Preferred Units for, at the option of the OP, the corresponding number of shares of the Company's Series A Preferred Stock, or the cash equivalent. The remaining rights of the limited partners in the OP are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP's assets. During both the years ended December 31, 2024 and 2023, Series A Preferred Unit holders were paid distributions of $0.2 million.

Common OP Units

The Company is the sole general partner and holds substantially all of the Common OP Units. As of December 31, 2023, the Advisor held 90 partnership units in the OP designated as "Common OP Units". In connection with the Internalization, immediately prior to Closing, the Advisor transferred the 90 Common OP Units to the Advisor Parent. As of December 31, 2024, the Advisor Parent held 90 Common OP Units.

In November 2014, the Company partially funded the purchase of an OMF from an unaffiliated third party by causing the OP to issue 405,908 Common OP Units, with a value of $10.1 million, or $25.00 per unit, to the unaffiliated third party.

A holder of Common OP Units has the right to receive cash distributions equivalent to the cash distributions, if any, on the Company's common stock in an amount retroactively adjusted to reflect the stock dividends, other stock dividends and other similar events. After holding the Common OP Units for a period of one year, a holder of Common OP Units has the right to redeem Common OP Units for, at the option of the OP, the corresponding number of shares of the Company's common stock, as retroactively adjusted for the stock dividends, other stock dividends and other similar events, or the cash equivalent. The remaining rights of the limited partners in the OP are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP's assets. During the years ended December 31, 2024 and 2023, Common OP Unit non-controlling interest holders were not paid any cash distributions.

Stock dividends do not cause the OP to issue additional Common OP Units, rather, the redemption ratio to common stock is adjusted. The 405,998 Common OP Units outstanding as of December 31, 2024 would be redeemable for 124,161 shares of common stock, giving effect to adjustments for the impact of the stock dividends through January 2024 and the Reverse Stock Split.

Non-Controlling Interests in Property Owning Subsidiaries

The Company also has investment arrangements with other unaffiliated third parties whereby such investors receive an ownership interest in certain of the Company's property-owning subsidiaries and are entitled to receive a proportionate share of the net operating cash flow derived from the subsidiaries' property. Upon disposition of a property subject to non-controlling interest, the investor will receive a proportionate share of the net proceeds from the sale of the property. The investor has no recourse to any other assets of the Company. Due to the nature of the Company's involvement with these arrangements and the significance of its investment in relation to the investment of the third party, the Company has determined that it controls each entity in these arrangements and therefore the entities related to these arrangements are consolidated within the Company's financial statements. A non-controlling interest is recorded for the investor's ownership interest in the properties.

The following table summarizes the activity related to investment arrangements with the unaffiliated third parties:

Property Name	Investment Date	Third Party Net Investment Amount As of December 31, 2024	Non-Controlling Ownership Percentage As of December 31, 2024	Net Real Estate Assets Subject to Investment Arrangement As of December 31,		Distributions Year Ended December 31,		
(Dollar amounts in thousands)				2024	2023	2024	2023	2022
Plaza Del Rio Medical Office Campus Portfolio[1]	May 2015	$ 775	7.1 %	$ 12,763	$ 12,687	$ —	$ —	$ —

_____

(1) Of the six total properties in the Plaza Del Rio Medical Office Campus Portfolio, three properties were encumbered under the Capital One OMF Loan, two properties were pledged to the OMF Warehouse Facility and one property was encumbered under the Multi-Property CMBS Loan. See *Note 4 — Mortgage Notes Payable* and *Note 5 — Credit Facilities* for additional information.

Note 14 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the years ended December 31, 2024, 2023 and 2022 and has been retroactively adjusted to reflect the stock dividends and the Reverse Stock Split (see *Note 1 — Organization* and *Note 8 — Stockholder's Equity* for additional information):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss attributable to stockholders *(in thousands)*	$ (203,495)	$ (86,097)	$ (93,285)
Basic and diluted weighted-average shares outstanding [1]	28,286,391	28,280,430	28,260,835
Basic and diluted net loss per share	$ (7.19)	$ (3.04)	$ (3.30)

_____

(1) Weighted average number of shares of common stock outstanding for the periods presented. There were 28,296,439, 27,886,255 and 26,270,133 shares of common stock outstanding as of December 31, 2024, 2023 and 2022, respectively.

Diluted net loss per share assumes the conversion of all common stock equivalents into an equivalent number of shares of common stock, unless the effect is antidilutive. The Company considers unvested restricted shares, Common OP Units and Class B Units to be common share equivalents. Series A Preferred Units are non-participating.

The Company had the following common stock equivalents on a weighted-average basis that were excluded from the calculation of diluted net loss per share attributable to stockholders as their effect would have been antidilutive.

	December 31,		
	2024	**2023**	**2022**
Unvested restricted shares [1]	—	20,827	37,538
Common OP Units [2]	124,161	124,161	124,161
Class B Units [3]	109,865	109,865	109,865
Total weighted average antidilutive common share equivalents	234,026	254,853	271,564

————

(1) Weighted average number of antidilutive unvested restricted shares outstanding for the periods presented. There were zero , 12,911 and 24,336 unvested restricted shares outstanding as of December 31, 2024, 2023 and 2022, respectively.

(2) Weighted average number of antidilutive Common OP Units presented as shares outstanding for the periods presented, at the current conversion rate as retroactively adjusted for the effects of the stock dividends. There were 405,998 Common OP Units outstanding as of December 31, 2024, 2023 and 2022.

(3) Weighted average number of antidilutive Class B Units presented as shares outstanding for the periods presented, at the current conversion rate as retroactively adjusted for the effects of the stock dividends. There were 359,250 Class B Units outstanding as of December 31, 2024, 2023 and 2022.

Note 15 — Segment Reporting

The Company has three operating segments: (i) outpatient medical facilities, (ii) senior housing operating properties and (iii) triple net leased healthcare facilities. These operating segments are aggregated into two reportable business segments: OMFs and SHOPs. The disclosures below for the years ended December 31, 2024, 2023 and 2022 are presented for the Company's two reportable business segments for management and internal financial reporting purposes.

The Company's CODM is provided financial data on a periodic basis which includes net operating income (as defined below) for each of the reportable business segments. This serves as the profit or loss measure used by the CODM for performance assessment and resource allocation.

The Company's CODM is its Chief Executive Officer. The Company, through its CODM, evaluates performance and makes resource allocations based on its two business segments. The OMF segment primarily consists of facilities leased to healthcare-related tenants under long-term leases, which may require such tenants to pay a pro rata share of property-related expenses as well as seniors housing properties, hospitals, inpatient rehabilitation facilities and skilled nursing facilities under long-term leases, under which tenants are generally responsible to directly pay property-related expenses. The SHOP segment consists of direct investments in seniors housing properties, primarily providing assisted living, independent living and memory care services, which are operated through engaging independent third-party operators.

Net Operating Income

The Company evaluates the performance of the combined properties in each segment using net operating income (NOI) which is defined as total revenues from tenants, less property operating costs. As such, this excludes all other items of expense and income included in the consolidated financial statements in calculating consolidated income (loss) before income taxes. The Company uses NOI to assess and compare property level performance and to make decisions concerning the operation of the properties. The Company believes that NOI is useful as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating expenses and acquisition activity on an unleveraged basis, providing perspective not immediately apparent from consolidated income (loss) before income taxes.

NOI excludes certain components from consolidated income (loss) before income taxes in order to provide results that are more closely related to a property's results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. NOI presented by the Company may not be comparable to NOI reported by other REITs that define NOI differently.

The following table presents the operating financial information for the Company's two business segments for the years ended December 31, 2024, 2023 and 2022:

		Year Ended December 31,				
(In thousands)		**2024**		**2023**		**2022**
OMFs[1]**:**						
Revenue from tenants	$	137,317	$	135,449	$	131,444
Less: Property operating and maintenance		39,201		37,954		35,945
NOI	$	98,116	$	97,495	$	95,499
SHOPs:						
Revenue from tenants	$	216,477	$	210,476	$	204,402
Less: Property Operating and maintenance:						
Compensation related expenses[2]		110,389		109,281		109,198
Other property operating and maintenance [3]		71,558		70,557		68,301
NOI	$	34,530	$	30,638	$	26,903

(1) The CODM uses NOI to evaluate performance of the OMF segment as a large portion of the property-level operating expenses is recovered from tenants.

(2) Includes costs incurred for salaries, benefits and other labor related costs.

(3) Includes costs incurred for supplies, management fees and overhead.

Reconciliation to Consolidated Financial Information

A reconciliation of the total reportable segments' revenue from tenants to consolidated revenue from tenants and the total reportable segments' NOI to consolidated income (loss) before income taxes and consolidated net loss attributable to common stockholders is presented below:

(In thousands)	Year Ended December 31,					
	2024		**2023**		**2022**	
Revenue from tenants						
OMFs	$	137,317	$	135,449	$	131,444
SHOPs		216,477		210,476		204,402
Total consolidated revenue from tenants	$	353,794	$	345,925	$	335,846
Loss before income tax and net loss attributable to common stockholders:						
Net Operating Income:						
OMFs	$	98,116	$	97,495	$	95,499
SHOPs		34,530		30,638		26,903
Total NOI		132,646		128,133		122,402
Impairment charges		(24,881)		(4,676)		(27,630)
Operating fees to related parties		(19,203)		(25,527)		(25,353)
Termination fees to related parties		(106,650)		—		—
Acquisition and transaction related		(7,949)		(545)		(1,484)
General and administrative		(22,744)		(18,928)		(17,287)
Depreciation and amortization		(84,067)		(82,873)		(82,064)
Gain (loss) on sale of real estate investments		9,307		(322)		(125)
Interest expense		(69,447)		(66,078)		(51,740)
Interest and other income		1,051		734		27
Gain (loss) on non-designated derivatives		1,544		(1,995)		3,834
Gain on extinguishment of debt		392		—		—
Loss before income taxes		(190,001)		(72,077)		(79,420)
Income tax expense		(262)		(303)		(201)
Net loss		(190,263)		(72,380)		(79,621)
Net loss attributable to non-controlling interests		567		82		135
Allocation for preferred stock		(13,799)		(13,799)		(13,799)
Net loss attributable to common stockholders	$	(203,495)	$	(86,097)	$	(93,285)

The following table reconciles real estate investments, net by segment to consolidated total assets as of the periods presented:

		December 31,		
(In thousands)		**2024**		**2023**
ASSETS				
Investments in real estate, net:				
OMFs	$	1,004,741	$	1,114,963
SHOPs		756,358		824,694
Total investments in real estate, net		1,761,099		1,939,657
Cash and cash equivalents		21,652		46,409
Restricted cash		52,443		44,907
Derivative assets, at fair value		19,206		28,370
Straight-line rent receivable, net		22,841		26,325
Operating lease right-of-use asset		7,480		7,713
Prepaid expenses and other assets		40,033		35,781
Deferred costs, net		21,269		15,997
Total assets	$	**1,946,023**	$	**2,145,159**

The following table reconciles capital expenditures by reportable business segments, excluding corporate non-real estate expenditures, for the periods presented:

		Year Ended December 31,				
(In thousands)		**2024**		**2023**		**2022**
OMFs	$	8,967	$	10,467	$	10,542
SHOPs		12,941		14,832		17,451
Total capital expenditures	$	21,908	$	25,299	$	27,993

Note 16 — Commitments and Contingencies

As of December 31, 2024, the Company had seven operating and six direct financing lease agreements. The seven operating leases have durations, including assumed renewals, ranging from 17.9 years to 82.7 years, excluding an adjacent parking lot lease with a term of 1.7 years. The Company did not enter into any additional ground leases during the year ended December 31, 2024.

As of December 31, 2024, the Company had ROU assets and liabilities of $7.5 million and $8.1 million, respectively, which are included in operating lease right-of-use assets and operating lease liabilities, respectively, on the Company's consolidated balance sheets. In determining operating ROU assets and lease liabilities for the Company's existing operating leases upon the adoption of the lease guidance issued in 2019, as well as for new operating leases in the current period, the Company was required to estimate an appropriate incremental borrowing rate on a fully-collateralized basis for the terms of the leases. Because the terms of the Company's ground leases are significantly longer than the terms of borrowings available to the Company on a fully-collateralized basis, the Company's estimate of this rate required significant judgment.

The Company's ground operating leases have a weighted-average remaining lease term, including assumed renewals, of 32.3 years and a weighted-average discount rate of 7.36% as of December 31, 2024. For each of the years ended December 31, 2024, 2023 and 2022, the Company paid cash of $0.7 million, $0.7 million and $0.7 million for amounts included in the measurement of lease liabilities and recorded expense of $0.7 million, $0.8 million and $0.9 million, on a straight-line basis in accordance with the current accounting guidance. The ground operating lease expense is recorded in property operating expenses in the Company's consolidated statements of operations and comprehensive loss.

	Future Base Rent Payments	
(In thousands)	**Operating Leases**	**Direct Financing Leases** [1]
2025	$ 653	$ 93
2026	649	95
2027	617	97
2028	618	100
2029	620	102
Thereafter	20,705	7,013
Total minimum lease payments	23,862	7,500
Less: amounts representing interest	(15,753)	(2,671)
Total present value of minimum lease payments	$ 8,109	$ 4,829

————

(1)   The Direct Finance Lease liability is included in Accounts Payable and accrued expenses on the balance sheet as of December 31, 2024. The Direct Financing lease asset is included as part of building and improvements as the land component was not required to be bifurcated under ASU 840.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. There are no material legal or regulatory proceedings pending or known to be contemplated against the Company or its properties.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. As of December 31, 2024, the Company had not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 17 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K and determined that there have not been any events that have occurred that would require adjustments to disclosures in the consolidated financial statements except the following disclosures:

In January 2025, the Company disposed of 11 OMFs for an aggregate contract sales price of $114.4 million and used a portion of the net proceeds to fully repay the outstanding balance on the Promissory Note (including any unpaid interest at the time of payment) and $70.7 million of mortgages.

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

Property		State	Acquisition Date	Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Subsequent to Acquisition Land	Subsequent to Acquisition Building and Improvements[8]	Gross Amount[1][2]	Accumulated Depreciation[3][4]
Adena Health Center - Jackson, OH	(7)	OH	Jun-13	$ —	$ 242	$ 4,494	$ —	$ (25)	$ 4,711	$ 1,333
Ouachita Community Hospital - West Monroe, LA		LA	Jul-13	—	633	5,304	—	—	5,937	1,608
CareMeridian - Littleton, CO		CO	Aug-13	—	976	8,900	—	111	9,987	3,511
Oak Lawn Medical Center - Oak Lawn, IL		IL	Aug-13	5,610	835	7,217	—	743	8,795	2,203
Surgery Center of Temple - Temple, TX		TX	Aug-13	3,989	225	5,208	—	432	5,865	1,766
Greenville Health System - Greenville, SC		SC	Oct-13	3,045	720	3,045	—	713	4,478	1,021
Stockbridge Family Medical - Stockbridge, GA		GA	Feb-14	1,823	823	1,799	—	236	2,858	713
Arrowhead Medical Plaza II - Glendale, AZ		AZ	Feb-14	7,769	—	9,758	—	2,421	12,179	4,425
Village Center Parkway - Stockbridge, GA		GA	Feb-14	2,412	1,135	2,299	—	347	3,781	999
Creekside OMF - Douglasville, GA		GA	Apr-14	7,619	2,709	5,320	—	1,620	9,649	2,414
Bowie Gateway Medical Center - Bowie, MD		MD	May-14	9,262	983	10,321	—	426	11,730	3,118
Campus at Crooks & Auburn Building D - Rochester Mills, MI		MI	May-14	3,924	640	4,166	—	164	4,970	1,407
Berwyn Medical Center - Berwyn, IL		IL	May-14	—	1,305	7,559	—	239	9,103	2,136
Countryside Medical Arts - Safety Harbor, FL		FL	May-14	7,233	915	7,663	—	582	9,160	2,427
St. Andrews Medical Park - Venice, FL		FL	May-14	10,534	1,668	10,005	—	1,667	13,340	3,959
Campus at Crooks & Auburn Building C - Rochester Mills, MI		MI	Jun-14	3,711	609	3,893	—	198	4,700	1,349
Laguna Professional Center - Elk Grove, CA		CA	Jul-14	10,670	1,811	14,598	—	318	16,727	4,522
UC Davis OMF - Elk Grove, CA		CA	Jul-14	6,868	1,138	7,242	—	318	8,698	2,411
Estate at Hyde Park - Tampa, FL	(6)	FL	Jul-14	—	1,777	20,308	—	1,472	23,557	6,438
Addington Place of Clarkston - Clarkston, MI	(6)	MI	Aug-14	—	655	19,967	—	2,225	22,847	6,404
Sunnybrook of Burlington - Burlington, IA	(5)	IA	Aug-14	—	518	16,739	—	592	17,849	5,488
Sunnybrook of Carroll - Carroll, IA	(5)	IA	Aug-14	—	473	11,263	—	152	11,888	3,272
Prairie Hills at Cedar Rapids - Cedar Rapids, IA	(6)	IA	Aug-14	—	195	8,595	—	375	9,165	2,586
Prairie Hills at Clinton - Clinton, IA	(5)	IA	Aug-14	—	890	18,882	—	303	20,075	5,842
Prairie Hills at Des Moines - Des Moines, IA	(5)	IA	Aug-14	—	647	13,745	—	415	14,807	4,377
Sunnybrook of Fairfield - Fairfield, IA		IA	Aug-14	—	340	14,115	—	447	14,902	4,402
Prairie Hills at Independence - Independence, IA		IA	Aug-14	—	473	10,600	—	222	11,295	3,205
Sunnybrook of Mt. Pleasant - Mt. Pleasant, IA		IA	Aug-14	—	205	10,935	—	442	11,582	3,216
Sunnybrook of Muscatine - Muscatine, IA	(5)	IA	Aug-14	—	302	13,840	—	330	14,472	4,128
Prairie Hills at Tipton - Tipton, IA		IA	Aug-14	—	306	10,409	—	234	10,949	2,947
Liberty Court - Dixon, IL		IL	Aug-14	—	119	1,998	—	76	2,193	673
Addington Place of Lakeside Vista - Dixon, IL	(5)	MI	Aug-14	—	378	12,196	—	2,810	15,384	4,183
The Atrium - Rockford, IL		IL	Aug-14	—	164	1,746	—	117	2,027	507

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

					Initial Costs		Subsequent to Acquisition			
Property		**State**	**Acquisition Date**	**Encumbrances**	**Land**	**Building and Improvements**	**Land**	**Building and Improvements[8]**	**Gross Amount[1] [2]**	**Accumulated Depreciation[3] [4]**
Arrowhead Medical Plaza I - Glendale, AZ		AZ	Sep-14	5,268	—	6,447	—	1,811	8,258	2,701
Sunnybrook of Burlington - Land - Burlington, IA		IA	Sep-14	—	620	—	—	—	620	—
Community Health OMF - Harrisburg, PA		PA	Sep-14	4,875	—	6,170	—	4	6,174	1,635
Brady OMF - Harrisburg, PA		PA	Sep-14	17,758	—	22,485	—	4	22,489	5,815
Landis Memorial - Harrisburg, PA		PA	Sep-14	—	—	32,484	—	4	32,488	8,426
FOC II - Mechanicsburg, PA		PA	Sep-14	13,144	—	16,473	—	173	16,646	4,958
FOC Clinical - Mechanicsburg, PA		PA	Sep-14	15,507	—	19,634	—	4	19,638	5,736
FOC I - Mechanicsburg, PA		PA	Sep-14	7,302	—	8,923	—	324	9,247	2,940
Addington Place of Brunswick - Brunswick, GA		GA	Sep-14	—	1,509	14,402	—	735	16,646	4,597
Addington Place of Dublin - Dublin, GA		GA	Sep-14	—	403	9,281	—	313	9,997	3,022
Addington Place of Johns Creek - Johns Creek, GA	(6)	GA	Sep-14	—	997	11,943	—	982	13,922	3,930
Addington Place of Jupiter - Jupiter, FL	(5)	FL	Sep-14	—	3,741	49,534	—	1,673	54,948	14,786
Addington Place of Lee's Summit - Lee's Summit, MO	(6)	MO	Sep-14	—	2,734	25,008	—	662	28,404	7,554
Addington Place of Roswell - Roswell, GA		GA	Sep-14	—	1,000	8,611	(783)	(7,092)	1,736	—
Addington Place of College Harbour - St Petersburg, FL		FL	Sep-14	—	3,791	8,684	—	3,756	16,231	4,234
Addington Place of Stuart - Stuart, FL	(5)	FL	Sep-14	—	5,018	60,575	—	1,969	67,562	18,312
Addington Place of East Lake - Tarpon Springs, FL	(6)	FL	Sep-14	—	2,360	13,728	—	4,108	20,196	5,889
Addington Place of Titusville - Titusville, FL	(5)	FL	Sep-14	—	1,379	13,976	—	913	16,268	4,948
Gateway OMF - Clarksville, TN		TN	Oct-14	14,070	—	16,367	—	1,452	17,819	5,241
Dyer Building - Dyer, IN		IN	Oct-14	6,615	601	8,992	—	195	9,788	2,482
757 Building - Munster, IN		IN	Oct-14	5,885	645	7,885	—	123	8,653	2,108
761 Building - Munster, IN		IN	Oct-14	6,553	1,436	8,616	—	221	10,273	2,494
759 Building - Munster, IN		IN	Oct-14	7,929	1,101	8,899	—	42	10,042	2,445
Meadowbrook Senior Living - Agoura Hills, CA	(6)	CA	Nov-14	—	8,821	48,682	—	3,425	60,928	14,682
Mount Vernon Medical Office Building - Mount Vernon, WA		WA	Nov-14	14,652	—	18,519	—	37	18,556	5,065
Wellington at Hershey's Mill - West Chester, PA		PA	Dec-14	—	8,531	80,734	—	8,788	98,053	24,728
Eye Specialty Group Medical Building - Memphis, TN		TN	Dec-14	6,315	775	7,223	—	—	7,998	1,911
Addington Place of Alpharetta - Alpharetta, GA		GA	Dec-14	—	1,604	26,069	—	455	28,128	7,643
Addington Place of Prairie Village - Prairie Village, KS	(6)	KS	Dec-14	—	1,782	21,869	—	658	24,309	6,712
Bloom OMF - Harrisburg, PA		PA	Dec-14	12,985	—	15,928	—	517	16,445	4,471
Medical Sciences Pavilion - Harrisburg, PA		PA	Dec-14	17,616	—	22,309	—	—	22,309	5,698
Pinnacle Center - Southaven, MS		MS	Dec-14	8,045	1,378	6,547	—	2,264	10,189	2,589

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

Property		State	Acquisition Date	Encumbrances	Initial Costs		Subsequent to Acquisition		Gross Amount[1][2]	Accumulated Depreciation[3][4]
					Land	Building and Improvements	Land	Building and Improvements[8]		
Paradise Valley Medical Plaza - Phoenix, AZ		AZ	Dec-14	21,464	—	25,194	—	1,988	27,182	7,710
Victory Medical Center at Craig Ranch - McKinney, TX		TX	Dec-14	—	1,596	40,475	(1,226)	774	42,845	10,781
Acuity Specialty Hospital - Mesa, AZ		AZ	Jan-15	—	1,977	16,203	—	(11,551)	5,403	46
Acuity Specialty Hospital - Sun City, AZ		AZ	Jan-15	—	2,329	15,795	(1,758)	(12,866)	3,500	54
Addington Place of Shoal Creek - Kansas City, MO	(6)	MO	Feb-15	—	3,723	22,259	—	911	26,893	6,679
Aurora Healthcare Center - Green Bay, WI		WI	Mar-15	1,910	1,130	1,678	—	—	2,808	528
Aurora Healthcare Center - Greenville, WI		WI	Mar-15	828	259	958	—	—	1,217	319
Aurora Healthcare Center - Kiel, WI		WI	Mar-15	1,965	676	2,214	—	—	2,890	622
Aurora Healthcare Center - Plymouth, WI		WI	Mar-15	17,296	2,891	24,224	—	—	27,115	6,831
Aurora Healthcare Center - Waterford, WI		WI	Mar-15	4,789	590	6,452	—	—	7,042	1,755
Aurora Healthcare Center - Wautoma, WI		WI	Mar-15	4,295	1,955	4,361	—	—	6,316	1,236
Arbor View Assisted Living and Memory Care - Burlington, WI		WI	Mar-15	—	367	7,815	—	174	8,356	2,545
Advanced Orthopaedic Medical Center - Richmond, VA		VA	Apr-15	17,216	1,523	19,229	—	1,051	21,803	5,138
Palm Valley Medical Plaza - Goodyear, AZ		AZ	Apr-15	5,512	1,890	4,940	—	1,275	8,105	1,894
Physicians Plaza of Roane County - Harriman, TN		TN	Apr-15	6,397	1,746	7,842	—	440	10,028	2,281
Adventist Health Lacey Medical Plaza - Hanford, CA		CA	Apr-15	11,451	328	13,302	—	872	14,502	3,404
Medical Center I - Peoria, AZ		AZ	May-15	3,013	807	1,115	—	1,894	3,816	1,466
Medical Center II - Peoria, AZ	(7)	AZ	May-15	—	945	1,330	—	5,048	7,323	2,387
Commercial Center - Peoria, AZ		AZ	May-15	2,555	959	1,110	—	1,167	3,236	806
Medical Center III - Peoria, AZ		AZ	May-15	2,714	673	1,651	—	1,931	4,255	1,355
Morrow Medical Center - Morrow, GA		GA	Jun-15	4,775	1,155	5,674	—	656	7,485	1,750
Belmar Medical Building -Lakewood, CO		CO	Jun-15	3,738	819	4,287	—	754	5,860	1,516
Addington Place - Northville, MI	(6)	MI	Jun-15	—	440	14,975	—	1,327	16,742	4,444
Medical Center V - Peoria, AZ		AZ	Jul-15	3,768	1,089	3,200	—	1,252	5,541	1,394
Legacy Medical Village - Plano, TX		TX	Jul-15	29,377	3,755	31,097	—	2,352	37,204	8,742
Scripps Cedar Medical Center - Vista, CA		CA	Aug-15	14,151	1,213	14,596	—	2,112	17,921	4,132
Ramsey Woods Memory Care - Cudahy, WI		WI	Oct-15	—	930	4,990	—	182	6,102	1,446
East Coast Square West - Cedar Point, NC		NC	Oct-15	4,054	1,535	4,803	—	18	6,356	1,224
East Coast Square North - Morehead City, NC		NC	Oct-15	3,906	899	4,761	—	464	6,124	1,266
Eastside Cancer Institute - Greenville, SC		SC	Oct-15	6,065	1,498	6,637	—	784	8,919	1,947
Sky Lakes Klamath Medical Clinic - Klamath Falls, OR		OR	Oct-15	—	433	2,623	—	—	3,056	650
Courtyard Fountains - Gresham, OR		OR	Dec-15	—	2,476	50,601	—	3,034	56,111	13,860
Presence Healing Arts Pavilion - New Lenox, IL		IL	Dec-15	4,532	—	6,768	—	337	7,105	1,775

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

Property		State	Acquisition Date	Encumbrances	Initial Costs		Subsequent to Acquisition		Gross Amount[(1) (2)]	Accumulated Depreciation[(3) (4)]
					Land	Building and Improvements	Land	Building and Improvements[(8)]		
Mainland Medical Arts Pavilion - Texas City, TX		TX	Dec-15	5,469	320	7,923	—	331	8,574	2,257
Renaissance on Peachtree - Atlanta, GA	(5)	GA	Dec-15	—	4,535	68,895	—	4,071	77,501	18,199
Fox Ridge Senior Living at Bryant - Bryant, AR		AR	Dec-15	6,471	1,687	12,936	(564)	(6,125)	7,934	598
Fox Ridge Senior Living at Chenal - Little Rock, AR		AR	Dec-15	14,833	6,896	20,579	—	762	28,237	6,198
Fox Ridge North Little Rock - North Little Rock, AR		AR	Dec-15	9,204	—	19,265	—	608	19,873	5,272
High Desert Medical Group Medical Office Building - Lancaster, CA		CA	Apr-17	6,863	1,459	9,300	—	—	10,759	2,348
Northside Hospital - Canton, GA		GA	Jul-17	7,789	3,408	8,191	—	611	12,210	1,754
West Michigan Surgery Center - Big Rapids, MI		MI	Aug-17	4,036	258	5,677	—	—	5,935	1,105
Camellia Walk Assisted Living and Memory Care - Evans, GA	(5)	GA	Sep-17	—	1,854	17,372	—	1,457	20,683	4,623
Cedarhurst of Collinsville - Collinsville, IL		IL	Dec-17	—	1,228	8,652	(993)	(7,278)	1,609	—
Beaumont Medical Center - Warren, MI		MI	Dec-17	7,224	1,078	9,525	—	20	10,623	1,859
DaVita Dialysis - Hudson, FL		FL	Dec-17	1,582	226	1,979	—	121	2,326	392
DaVita Bay Breeze Dialysis Center - Largo, FL		FL	Dec-17	1,083	399	896	—	297	1,592	241
Greenfield Medical Plaza - Gilbert, AZ		AZ	Dec-17	4,165	1,476	4,144	—	504	6,124	958
RAI Care Center - Clearwater, FL		FL	Dec-17	2,628	624	3,156	—	84	3,864	596
Illinois CancerCare - Galesburg, IL		IL	Dec-17	1,945	290	2,457	—	131	2,878	525
UnityPoint Clinic - Muscatine, IA	(7)	IA	Dec-17	—	570	4,541	—	37	5,148	912
Lee Memorial Health System Outpatient Center - Ft. Myers,		FL	Dec-17	3,764	439	4,374	—	722	5,535	1,071
Decatur Medical Office Building - Decatur, GA		GA	Dec-17	3,104	695	3,273	—	597	4,565	786
Madison Medical Plaza - Joliet, IL		IL	Dec-17	11,482	—	16,855	—	135	16,990	3,018
Woodlake Office Center - Woodbury, MN		MN	Dec-17	8,399	1,017	10,688	—	1,460	13,165	2,462
Rockwall Medical Plaza - Rockwall, TX		TX	Dec-17	4,140	1,097	4,582	—	409	6,088	1,067
MetroHealth Buckeye Health Center - Cleveland, OH		OH	Dec-17	3,408	389	4,367	—	255	5,011	963
UnityPoint Clinic - Moline, IL	(7)	IL	Dec-17	—	396	2,880	—	5	3,281	577
VA Outpatient Clinic - Galesberg, IL		IL	Dec-17	—	359	1,852	—	—	2,211	423
Philip Professional Center - Lawrenceville, GA		GA	Dec-17	6,595	1,285	6,714	—	353	8,352	1,474
Florida Medical Heartcare - Tampa, FL		FL	Mar-18	1,692	586	1,902	—	—	2,488	361
Florida Medical Somerset - Tampa, FL		FL	Mar-18	970	61	1,366	—	—	1,427	233
Florida Medical Tampa Palms - Tampa, FL		FL	Mar-18	1,049	141	1,402	—	—	1,543	245
Florida Medical Wesley Chapel - Tampa, FL		FL	Mar-18	1,681	485	1,987	—	—	2,472	394
Aurora Health Center - Milwaukee, WI		WI	Apr-18	3,660	1,014	4,041	—	361	5,416	882

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

Property	State	Acquisition Date	Encumbrances	Initial Costs		Subsequent to Acquisition		Gross Amount[1][2]	Accumulated Depreciation[3][4]
				Land	Building and Improvements	Land	Building and Improvements[8]		
Vascular Surgery Associates - Tallahassee, FL	FL	May-18	4,274	902	5,383	—	—	6,285	1,002
Glendale OMF - Farmington Hills, MI	MI	Aug-18	8,637	504	12,332	—	(135)	12,701	2,023
Crittenton Washington OMF - Washington Township, MI	MI	Sep-18	3,438	640	4,090	—	325	5,055	789
Crittenton Sterling Heights OMF - Sterling Heights, MI	MI	Sep-18	2,830	1,398	2,695	—	69	4,162	593
Advocate Aurora OMF - Elkhorn, WI	WI	Sep-18	7,606	181	9,452	—	—	9,633	1,621
Pulomnary & Critical Care Med	PA	Nov-18	3,495	621	3,805	—	—	4,426	673
Dignity Emerus Blue Diamond - Las Vegas, NV	NV	Nov-18	14,610	2,182	16,594	—	(274)	18,502	2,751
Dignity Emerus Craig Rd - North Las Vegas, NV	NV	Nov-18	20,851	3,807	22,803	—	(208)	26,402	3,815
Greenfield OMF - Greenfield, WI	WI	Jan-19	8,073	1,552	8,333	—	339	10,224	1,450
Milwaukee OMF - South Milwaukee, WI	WI	Jan-19	4,304	410	5,041	—	—	5,451	786
St. Francis WI OMF - St. Francis, WI	WI	Jan-19	9,849	865	11,355	—	251	12,471	1,856
Lancaster Medical Arts OMF - Lancaster, PA	PA	Jun-19	3,062	85	4,417	—	—	4,502	614
Women's Healthcare Group OMF - York, PA	PA	Jun-19	1,894	624	2,161	—	—	2,785	336
Pioneer Spine Sports - Northampton, MA	MA	Jul-19	1,559	435	1,858	—	—	2,293	310
Pioneer Spine Sport - Springfield, MA	MA	Jul-19	1,947	333	2,530	—	—	2,863	381
Pioneer Spine Sports - West Springfield, MA	MA	Jul-19	3,175	374	4,295	—	—	4,669	638
Cedarhurst of Edwardsville - Edwardsville, IL	IL	Jan-20	—	321	9,032	—	153	9,506	1,366
UMPC Sir Thomas Court - Harrisburg, PA	PA	Jan-20	4,772	745	6,272	—	—	7,017	840
UMPC Fisher Road - Mechanicsburg, PA	PA	Jan-20	3,122	747	3,844	—	—	4,591	561
Swedish American OMF - Roscoe, IL	IL	Jan-20	4,394	599	5,862	—	—	6,461	991
Cedarhurst of Sparta - Sparta, IL	IL	Jan-20	—	381	13,807	—	181	14,369	2,054
UMPC Chambers Hill - Harrisburg, PA	PA	Feb-20	3,221	498	4,238	—	—	4,736	554
Cedarhurst of Shiloh - Shiloh, IL	IL	Mar-20	—	376	28,299	—	195	28,870	3,784
Bayshore Naples Memory Care - Naples, FL	FL	Mar-20	—	3,231	17,112	—	1,314	21,657	2,401
Circleville OMF - Circleville, OH	OH	Dec-20	3,235	765	4,011	—	11	4,787	466
OrthoOne Hilliard - Hilliard, OH	OH	May-21	2,562	760	3,118	—	(110)	3,768	396
South Douglas OMF - Midwest City, OK	OK	Jun-21	3,054	628	3,863	—	—	4,491	450
Fort Wayne Opthomology Engle - Fort Wayne, IN	IN	Jun-21	4,488	516	6,124	—	—	6,640	607
Fort Wayne Opthomology Dupont - Fort Wayne, IN	IN	Jun-21	2,196	597	2,653	—	—	3,250	340
St. Peters Albany 2 Palisades - Albany, NY	NY	Jun-21	3,642	516	4,342	—	498	5,356	576
Hefner Pointe Medical Center - Oklahoma City, OK	OK	Jun-21	3,851	678	4,819	—	200	5,697	540

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

Property	State	Acquisition Date	Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Subsequent to Acquisition Land	Subsequent to Acquisition Building and Improvements[8]	Gross Amount[1][2]	Accumulated Depreciation[3][4]
St. Peters Troy 2 New Hampshire - Troy, NY	NY	Jun-21	1,955	330	2,444	—	101	2,875	277
St Peters - Albany, NY - 4 Palisades	NY	Jul-21	2,122	542	2,416	—	163	3,121	288
St Peters - Albany, NY - 5 Palisades	NY	Jul-21	4,142	593	5,359	—	139	6,091	555
St Lukes Heart Vascular Center - East Stroudsburg	PA	Aug-21	2,507	363	3,224	—	99	3,686	300
Metropolitan Eye Lakeshore Surgery - St. Clair, MI	MI	Aug-21	3,288	203	4,632	—	—	4,835	410
Naidu Clinic - Odessa, TX	TX	Sep-21	2,142	730	2,409	—	11	3,150	235
Belpre V Cancer Center - Belpre, OH	OH	Sep-21	44,236	1,153	63,894	—	—	65,047	5,386
Center for Advanced Dermatology - Lakewood, CO	CO	Dec-21	1,988	1,034	1,874	—	15	2,923	172
Florida Medical Clinic - Tampa, FL	FL	Dec-21	1,651	1,104	1,137	—	186	2,427	148
Pensacola Nephrology OMF - Pensacola, FL	FL	Dec-21	4,656	1,579	5,121	—	146	6,846	414
Millennium Eye Care - Freehold, NJ	NJ	May-22	2,550	635	6,014	—	(2,900)	3,749	411
Bone and Joint Specialists - Merrillville, IN	IN	Jun-22	2,389	1,014	2,499	—	—	3,513	174
Atlanta Gastroenterology Associates - Lawrenceville, GA	GA	Jun-22	3,334	2,639	2,263	—	—	4,902	141
Eastern Carolina ENT - Greenville, NC	NC	Dec-22	4,414	663	5,828	—	—	6,491	319
Hope Orthopedics - Salem, OR	OR	Mar-23	11,651	1,331	15,802	—	—	17,133	762
St Peters - Albany, NY - 1444 Western Avenue	NY	Mar-23	2,986	754	3,639	—	(2)	4,391	186
OSF Healthcare OMF - Dwight, IL [7]	IL	Sep-23	—	254	2,960	—	—	3,214	105
OSF Healthcare OMF - Godfrey, IL [7]	IL	Sep-23	—	1,034	4,668	—	—	5,702	171
CPC - LaPorte, IN	IN	Feb-24	1,686	287	2,090	—	—	2,377	49
CPC - Valparaiso, IN	IN	Feb-24	2,286	460	2,763	—	—	3,223	65
CPC - Hobart, IN	IN	Feb-24	2,179	132	2,939	—	—	3,071	63
CPC - Merrillville, IN	IN	Feb-24	1,349	387	1,510	1	3	1,901	45
Fannie Mae Master Credit Facilities [5][6]			340,508						
OMF Warehouse Facility [7]			21,708						

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

| Property | State | Acquisition Date | Encumbrances | Initial Costs | | Subsequent to Acquisition | | Gross Amount[(1)(2)] | Accumulated Depreciation[(3)(4)] |
				Land	Building and Improvements	Land	Building and Improvements[(8)]		
Total			$ 1,151,863	$195,405	$ 1,956,081	$ (5,323)	$ 56,320	$ 2,202,483	$ 496,758

(1) Acquired intangible lease assets allocated to individual properties in the amount of $284.4 million are not reflected in the table above.

(2) The tax basis of aggregate land, buildings and improvements as of December 31, 2024 is $1.9 billion.

(3) The accumulated depreciation column excludes $229.1 million of accumulated amortization associated with acquired intangible lease assets.

(4) Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings and building improvements and 15 years for fixtures and land improvements.

(5) These properties collateralize the Capital One Facility, which had $203.4 million of outstanding borrowings as of December 31, 2024.

(6) These properties collateralize the KeyBank Facility, which had $137.1 million of outstanding borrowings as of December 31, 2024.

(7) These properties collateralize the OMF Warehouse Facility, which had $21.7 million of outstanding borrowings as of December 31, 2024.

(8) Includes adjustments for properties that have been impaired as of December 31, 2024. See — Real Estate Investments, Net "Assets Held for Use and Related Impairments" for additional information.

National Healthcare Properties, Inc. and Subsidiaries
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2024
(In thousands)

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2024, 2023 and 2022:

		December 31,				
(In thousands)		**2024**		**2023**		**2022**
Real estate investments, at cost [(1)]**:**						
Balance at beginning of year	$	2,328,339	$	2,295,587	$	2,345,708
Additions-acquisitions and capital expenditures		25,929		51,923		44,926
Disposals, impairments and reclasses [(2)]		(151,785)		(19,171)		(95,047)
Balance at end of the year	$	2,202,483	$	2,328,339	$	2,295,587
Accumulated depreciation [(1)]**:**						
Balance at beginning of year	$	458,010	$	397,982	$	328,095
Depreciation expense		63,851		64,445		63,143
Disposals, impairments and reclasses [(2)]		(25,103)		(4,417)		6,744
Balance at end of the year	$	496,758	$	458,010	$	397,982

_____

(1) Acquired intangible lease assets and related accumulated depreciation are not reflected in the table above.

(2) Includes amounts relating to dispositions and impairment charges on assets for the years ended December 31, 2024, 2023 and 2022.

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BOARD OF DIRECTORS

Leslie D. Michelson
Non-Executive Chair of the Board of Directors and Chair of Audit Committee

Elizabeth K. Tuppeny
Chair of Nominating and Corporate Governance Committee and Compensation Committee

Former Pennsylvania Governor Edward G. Rendell
Independent Director

The Honorable B.J. Penn
Independent Director

Edward M. Weil, Jr.
Director

Michael Anderson
Chief Executive Officer, President and Director

EXECUTIVE OFFICERS

Michael Anderson

Chief Executive Officer, President and Director

Scott Lappetito
Chief Financial Officer and Treasurer

CORPORATE HEADQUARTERS

540 Madison Avenue, 27th Floor
New York, NY 10022

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

TRANSFER AGENT
Computershare Trust Company, N.A.
PO Box 43007
Providence, RI 02940-3007

INVESTOR RELATIONS
(332) 258-8770
ir@nhpreit.com